Form 10-K, Exhibit 13
period 2003-01-25
J C PENNEY CO INC
filed 2003-04-10
CIK 1166126

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the accompanying consolidated financial statements and notes thereto and the five-year financial summary.

HOLDING COMPANY

     Effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure,
J. C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc.
(JCP) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. All outstanding shares of common and preferred stock were automatically converted into the identical number and type of shares in the Holding Company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The Holding Company and its consolidated subsidiaries, including JCP, are collectively referred to in this Annual Report as "Company" or "JCPenney," unless indicated otherwise. See Note 1 on page 22 for further discussion.

CRITICAL ACCOUNTING POLICIES

     The application of accounting policies necessarily involves judgment and, in certain instances, the use of estimates and assumptions. Different amounts could be reported under different conditions or using different assumptions. Management believes that the accounting policies that are the most critical to understanding and evaluating the Company's reported results relate to: inventory valuation under the retail method of accounting; revenue recognition; valuation of long-lived and intangible assets, including goodwill; estimation of valuation allowances and reserves, specifically related to closed stores, insurance, income taxes, litigation and environmental contingencies; and pension accounting.

INVENTORY VALUATION UNDER THE RETAIL METHOD:

     DEPARTMENT STORES AND CATALOG -- Inventories are valued primarily at the lower of cost (using the last-in, first-out or "LIFO" method) or market determined by the retail method for department store inventory and average cost for catalog inventory. Under the retail method, inventory is segregated into groupings of merchandise having similar characteristics and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each grouping of merchandise. Cost factors represent the average cost-to-retail ratio for each merchandise group based on the fiscal year purchase activity for each store location. Accordingly, a significant assumption under retail method accounting is that the inventory in each group of merchandise is similar in terms of its cost-to-retail relationship and has similar gross margin and turnover rates. Management monitors the content of merchandise in these groupings to ensure distortions that would have a material effect on inventory valuation do not occur. The retail method inherently requires management judgment and certain estimates that may significantly impact the ending inventory valuation at cost as well as gross margin. Among others, two of the most significant estimates are permanent markdowns used to clear unproductive or slow-moving inventory and shrinkage.

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

     Shrinkage is estimated as a percentage of sales for the period from the last inventory date to the end of the fiscal year. Such estimates are based on experience and the shrinkage results from the last physical inventory. Physical inventories are taken at least annually for all department stores, warehouses and catalog fulfillment centers on a staggered basis throughout the year, and inventory records are adjusted accordingly. The shrinkage rate from the most recent physical inventory, in combination with historical experience, is used as the standard for the shrinkage accrual going forward.

     In 2002, the Company began to measure price changes, inflation/deflation rates for LIFO purposes, on the basis of vendor cost rather than retail prices. See Note 1 on pages 24-25 for a further description of the change and its impact on the Company.

     ECKERD -- Pharmaceutical merchandise, as well as general merchandise stored in warehouses, is valued under the cost method of accounting and is stated at the lower of LIFO cost or market. For the remainder of the inventory representing general merchandise (front end) in Eckerd drugstore locations, inventory is valued under a modified retail method. Under this method, inventory is valued based on the cost-to-retail relationship of physical inventories (descriptive counts) taken in selected stores. Descriptive counts gather detailed front-end merchandise pricing information at both current retail and cost for homogeneous groupings of merchandise. The calculated cost-to-retail relationship is then used to cost physical inventories taken in drugstores throughout the year. In order to reflect updated cost-to-retail ratios based on current pricing data, descriptive counts are conducted twice a year. The selection of stores and merchandise groupings for descriptive counts is carefully reviewed by management to ensure a fair representation across all stores.

     Similar to Department Stores and Catalog, inventory values at Eckerd are also impacted by actual shrinkage at the time of physical inventory, as well as estimated shrinkage from the inventory date to the end of the fiscal year. Eckerd conducts physical




4   J. C. PENNEY COMPANY, INC.  2002 annual report

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS


inventories at least annually in each of its drugstores and at least semi-annually in warehouses. Shrinkage is calculated as a percentage of sales at each inventory date and the estimated shrinkage accrual rate between physical inventories is based on actual experience. Eckerd's shrinkage results in 2001 stabilized and returned to more normal historical rates following the higher shrinkage levels experienced in the prior three years, 1998 to 2000, during which significant integration activities occurred to consolidate several drugstore formats. In 2002, shrinkage results continued to improve, and over the past two years have benefited gross margin by approximately 80 basis points.

REVENUE RECOGNITION:

     The Company recognizes revenue from merchandise and service sales in its retail stores at the point of sale or service. Revenues for catalog and internet sales are recognized at the time of shipment. Commissions earned on sales generated by licensed departments are included as a component of retail sales. For catalog orders shipped to department stores for pickup by customers, the Company changed its policy in January 2002 to charge the customer and record the sale when the order is shipped. Previously, revenue was recorded when the customer picked up and paid for the merchandise.

     Sales returns are not significant for retail stores due to the relatively short time frame in which returns are typically made and the visibility of the merchandise to the customer. For catalog, however, the return period is longer and return rates higher due to the nature of the catalog business. The January 2002 changes in catalog payment and shipping policies have led to lower return rates. The Company records an allowance for estimated returns, based on the returns policy in place and historical experience. The majority of the allowance relates to estimated catalog returns and is considerably lower than last year. While returns have historically been within expectations and the recorded allowance has been adequate, management reviews actual return experience periodically and adjusts the allowance, as appropriate.

VALUATION OF LONG-LIVED AND INTANGIBLE ASSETS, INCLUDING GOODWILL:

     Management evaluates the recoverability of long-lived assets, identified intangibles and goodwill, annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The evaluation is done at the lowest level of cash flows, which is typically at the individual store level. Cash flows expected to be generated by the related assets are estimated based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company's current business model. If different assumptions were made or different market conditions were present, any estimated potential impairment amounts could be different.

     As of the beginning of 2002, Statement of Financial Accounting Standards
(SFAS) No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," became effective. See discussion of the impact on results of the Company under Note 1 on pages 25-26.

RESERVES AND VALUATION ALLOWANCES:

     Based on an overall analysis of store performance and expected trends, management periodically evaluates the closing of underperforming stores. Reserves are established at the time of closure for the present value of any remaining lease obligations (PVOL) net of estimated sublease income, severance and other exit costs, as prescribed by SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." See further discussion in Note 1 on page 26. Two key assumptions in calculating the reserve include the time frame expected to terminate lease agreements and estimations of other related exit costs. If different assumptions were used regarding the timing and potential termination costs, the resulting reserves could vary from recorded amounts. Reserves are reviewed periodically and adjusted when necessary.

     The Company records a provision for workers' compensation and general liability risk based on actuarial estimates of claims that have been reported, as well as those incurred but not yet reported, resulting from historical experience and current data. Total estimated claim amounts are discounted using a risk-free rate.

     Income taxes are estimated for each jurisdiction in which the Company operates. This involves assessing the current tax exposure together with temporary differences resulting from differing treatment of items for tax and accounting purposes. Any resulting deferred tax assets are evaluated for recoverability based on estimated future taxable income. To the extent that recovery is deemed not likely, a valuation allowance is recorded.

     The Company is involved in legal proceedings and governmental inquiries associated with employment, pharmacy business practices and other matters. A reserve has been established based on management's best estimates of the Company's potential liability in these matters. This estimate has been developed in consultation with in-house and outside counsel and is based upon a combination of litigation and settlement strategies. Management does not believe that these proceedings and inquiries, either individually or in the aggregate, will have a material adverse effect on the Company's consolidated financial position or results of operations. See further discussion in Note 19.

     Reserves for potential environmental liabilities related to facilities, most of which the Company no longer operates, are adjusted based on consultation with independent engineering firms, the Company's experience and in-house legal counsel, as appropriate. The reserve was increased in 2002 to an amount that the Company believes is adequate to cover estimated potential liabilities.

PENSION:

     PENSION ACCOUNTING -- The fundamental components of pension accounting consist of the compensation cost of benefits promised, the interest cost from deferring the payment of those benefits and the results of investing assets to fund the pension benefit obligation. Pension benefits are earned by employees ratably over their


                              2002 annual report  J. C. PENNEY COMPANY, INC. 5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


service careers; therefore, the income statement effects of pension retirement benefits should follow the same pattern. Accordingly, changes in the pension obligation and the value of pension assets are recognized systematically and gradually as employees render service. Various assumptions are made in determining net periodic pension costs, including the discount rate used to measure the pension obligation and the expected long-term rate of return on pension assets. These assumptions require significant judgment, and the calculation of pension costs is relatively complex. The Company utilizes third parties, including actuarial and investment advisory firms, to help evaluate annually the appropriateness of the expected rate of return, the discount rate and other pension plan assumptions.

     In accounting for pension costs, the Company uses fair value, which is the market value of the plan assets as of the annual measurement date, to determine the market-related value of plan assets, which is used in calculating the expected return on assets and gain/loss amortization components of net periodic pension expense. If the Company were to use a calculated value, such as a three or five-year moving average, to determine the market-related value of plan assets and recognize variances from expected results on a delayed basis, the amount of pension expense or income recognized could vary significantly from that recorded under the Company's current methodology. This would have been especially true in 2002, given the significant decline in the global equity markets. The fair value approach, which is the Financial Accounting Standards Board's (FASB's) preferred methodology, required the Company to reflect the decline in the fair value of the plan's assets in 2002. The 2002 and 2003 earnings impact is discussed below.

     To develop its expected return on plan assets, the Company considers the mix of investments in the plan, historical actual returns and future estimates of long-term investment returns. The Company's primary pension plan is well diversified with an asset allocation policy that provides for a 70%, 20% and 10% mix of equities (U.S., non-U.S. and private), fixed income (investment grade and high yield) and real estate (private and public), respectively. This allocation provides the pension plan with the appropriate balance of investment return and volatility risk, given the funded nature of the plan, its present and future liability characteristics and its long-term investment horizon. Since the inception of the Company's primary pension plan in 1966, the average annual return has been 9.1%. However, over the past several years, the fair value of pension assets has declined as a result of the poor performance in the global equity markets. The pension surplus, defined as the excess of the fair value of plan assets over the projected benefit obligation, has declined from approximately $1.2 billion in 2000 to approximately $50 million in 2002. Over the past two years alone, the fair value of pension plan assets has declined by approximately $700 million. In 2001, related net periodic pension income contributed $76 million to pre-tax earnings. In contrast, pension expense of $24 million was incurred in 2002. Since inception, the Company's primary pension plan has contributed cumulative pre-tax income of approximately $100 million. This is the result of cumulative pension expense during the 1966-1984 period of $366 million, cumulative pension income during the 1985-2001 period of $488 million, and pension expense in 2002 of $24 million. Given unfavorable returns over the past few years and lower expected future returns for 2003, the Company lowered the expected rate of return to 8.9% from 9.5% to reflect lower expected rates of return among all asset classes. Primarily as a result of asset performance, the Company expects a significant increase in net pension costs, which will incrementally reduce earnings per share (EPS) by approximately $0.25 in 2003 compared to $0.20 in 2002. The sensitivity of the pension expense to a plus or minus one-half of one percent of expected return on assets is an increase or decrease in expense of approximately $0.03 per share.

     In 2002, the Company lowered the discount rate used to measure the pension obligation from 7.25% to 7.10%, based on the yield to maturity of a representative portfolio of AA rated corporate bonds as of October 31, 2002, with similar average cash flow durations to the pension liability. This methodology is consistent with guidance in SFAS No. 87, "Employers' Accounting for Pensions," to use the rate currently available on high quality bonds and the subsequent guidance issued by the Securities and Exchange Commission that high quality bonds should be those with at least AA rating by a recognized rating agency. The sensitivity of the pension expense to a plus or minus one-half of one percent of the discount rate is an increase or decrease in expense of approximately $0.05 per share.

     PENSION FUNDING -- The Company's funding policy is to maintain a well funded pension plan throughout all business and economic cycles. Maintaining a well funded plan over time provides additional financial flexibility to the Company, including lower pension expense and reduced cash contributions, especially in the event of a decline in the capital markets. In addition, it ensures associates of the plan's and Company's financial ability to continue to provide competitive retirement benefits, which is the purpose of the pension plan, while at the same time being cost effective to the Company. The Company targets to maintain a funded ratio in the range of 110% to 130%, which is the plan's assets as a percent of the actuarial funding liability under the Employee Retirement Income Security Act of 1974 (ERISA).

     At October 31, 2002, plan assets of $2.9 billion, which included the current year contribution of $300 million, were approximately 112% of the $2.6 billion ERISA funding liability. Since the pension assets exceeded the accumulated benefit obligation, the Company was not required to reflect a minimum liability adjustment, which would have been charged to equity under SFAS No. 87. At year-end 2001 and 2000, the funded ratio was 126% and 122%, respectively. The decline in the 2002 funded ratio resulted primarily from the declines in the global equity markets, partially offset by the Company's 2002 contribution to the plan mentioned above and further discussed on the following page. The plan's funded position and the Company's financial condition are the principal factors in determining cash contributions on an annual basis.

     Since the plan's inception, the Company has contributed $1.1 billion, or approximately $650 million on an after tax basis to the



6  J. C. PENNEY COMPANY, INC.  2002 annual report

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS


pension plan. Over this time frame, actual investment return on plan assets has generated a significant portion of the $5 billion in pension plan total value, defined as $2.1 billion in cumulative benefit payments to retired associates plus $2.9 billion in plan assets at year-end 2002. In effect, the Company's cumulative cash contributions over this time frame represent 13% of the plan's total value (i.e., $650 million as a percent of $5 billion). The remainder of the plan's total value has been essentially generated by the actual investment returns since inception. The Company targets to maintain its portion of the pension plan's total value to a level of 20% or less, primarily through its funding policy and asset mix strategy. Targeting the Company's portion of the pension plan's total value at this level is important since cash contributions to the plan utilize capital resources from investors and have an associated cost of capital.

     The Company made cash contributions to the primary plan annually during the 1966-1983 period in order to provide an asset base to support the accelerating liability growth in the early years of the plan. Over the 1984-2002 period the Company made cash contributions to the plan in five years (1993-1996 and 2002), and no contributions in the other 14 years due to maintaining a well-funded plan and the actual investment return on plan assets.

     The pension plan's ERISA actuarial funding liability at year-end 2002 was characterized by approximately 3% annual growth. Cash benefits paid to retirees were about 6% of plan assets in 2002. This resulted in a total annual liability requirement for the plan of about 9%. The composition of this annual liability requirement reflects the Company's associate demographics in terms of length of service, compensation and age. In contrast, during the 1966-1983 period, or the plan's early years, the liability characteristics of the plan reflected a higher annual liability growth rate and a lower cash benefit payment to retirees.

     The pension plan's asset allocation strategy is designed to mitigate this annual liability requirement and result in a cost effective level of pension expense and cash contributions over time to the Company as discussed above. In effect, the plan's asset allocation strategy needs to produce an average return on assets of approximately 9% or higher in order to eliminate cash contributions to the plan on a sustainable long-term basis, given the plan's current annual liability requirement and funded position. This was the case during most of the 1984-2002 period as discussed above. In periods of significant capital market declines, such as 2001 and 2002, the plan's surplus is utilized first to mitigate the annual liability requirement, and then the Company's available cash resources are utilized to restore the plan's funded ratio to a targeted level. As discussed below, this was the case in 2002.

     Even with the market declines in recent years, the Company's pension plan remains in an adequately funded position. Although no additional funding was required under ERISA, the Company made a discretionary contribution of $300 million, or $190 million after tax, to its pension plan in October 2002.

     While the Company does not expect to be required to make a contribution in 2003 under ERISA, it may decide to do so depending principally on the current and expected funded position of the plan.

DISCONTINUED OPERATIONS

     In June 2001, JCP closed the sale of its J. C. Penney Direct Marketing Services, Inc. (DMS) assets, including its J. C. Penney Life Insurance subsidiaries and related businesses, to a U.S. subsidiary of AEGON, N.V. (AEGON). JCP received cash at closing of approximately $1.3 billion ($1.1 billion after tax).

     DMS was reflected as a discontinued operation in the 2000 Annual Report with an estimated net loss on the sale of $296 million. The transaction closed earlier than anticipated in 2001; therefore, the income from DMS operations was for a shorter time period than originally estimated. As a result, the loss on the sale was adjusted upward by $16 million. This amount was reflected in 2001 as a loss on the sale of discontinued operations.

     The Company recorded a $34 million gain in 2002 that is reported as discontinued operations. This gain primarily relates to additional capital loss deductions that the Company is entitled to as a result of a 2002 tax regulation change. The final federal tax liability on the transaction was determined in an agreement between the Company and the Internal Revenue Service.

     The Company's financial statements, accompanying notes and other information provided in this Annual Report reflect DMS as a discontinued operation for all periods presented.

     Concurrent with the closing, JCP entered into a 15-year strategic licensing and marketing services arrangement with AEGON designed to offer an expanded range of financial and membership services products to JCPenney customers. Over the term of this arrangement, the Company will receive fee income related to the marketing and sale of certain financial products and membership services. Such amounts will be recognized as earned in the Company's financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

     The following discussion and analysis, consistent with all other financial data throughout this Annual Report, focuses on the results of operations and financial condition from the Company's continuing operations.

($ in millions, except EPS)                  2002               2001              2000
                                        -------------      -------------      -------------
SEGMENT OPERATING
  PROFIT/(LOSS)
  Department Stores
    and Catalog                         $         695      $         548      $         254
  Eckerd Drugstores                               412                208                (76)
                                        -------------      -------------      -------------
Total segments                                  1,107                756                178
Other unallocated                                 (93)               (46)              (515)
Net interest expense                             (388)              (386)              (427)
Acquisition amortization                          (42)              (121)              (122)
                                        -------------      -------------      -------------

Income/(loss) from
  continuing operations
  before income taxes                             584                203               (886)

Income taxes                                      213                 89               (318)
                                        -------------      -------------      -------------
INCOME/(LOSS) FROM
  CONTINUING OPERATIONS                 $         371      $         114      $        (568)

EARNINGS/(LOSS) PER SHARE
  FROM CONTINUING OPERATIONS            $        1.25      $        0.32      $       (2.29)
                                        =============      =============      =============



                            2002 annual report  J. C. PENNEY COMPANY, INC.    7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Income from continuing operations in 2002 totaled $371 million, or $1.25 per share, compared with $114 million, or $0.32 per share in 2001 and a loss from continuing operations of $568 million, or $2.29 per share in 2000. All references to EPS are on a diluted basis. Income from continuing operations improved in 2002 as compared to 2001 and in 2001 as compared to 2000. Year-over-year improvements were the result of sales growth in both department stores and drugstores, higher gross margin in both operating segments and leveraging of Eckerd selling, general and administrative (SG&A) expenses. Improvements are all reflective of strategies implemented to strengthen the operating performance of the businesses. Income from continuing operations in 2002 benefited $72 million, net of tax, or $0.27 per share from the elimination of amortization of goodwill and the Eckerd trade name in compliance with SFAS No. 142, which is discussed in Note 1 on pages 25-26. This increase was partially offset by higher non-cash pension expense of $59 million, net of tax, or $0.20 per share, as discussed on page 6.

     Beginning in 2002, the Company no longer reports proforma earnings before the effect of non-comparable items. Therefore, items that are not reflective of normal ongoing operating performance such as asset impairments, the remaining lease obligation for closed stores, involuntary termination costs, other exit costs and other corporate activities, including gains and losses from the sale of real estate partnership interests, are discussed as components of income/(loss) from continuing operations. Management believes discussion of these items is important in assessing the quality of earnings and the level of sustainability and trends going forward.

     Included in the Company's results for 2002, 2001 and 2000 were net pre-tax charges of $119 million, $36 million and $751 million, respectively, that management does not consider reflective of normal ongoing operations. In 2002, $105 million of charges were recorded in other unallocated in the consolidated statement of operations, $17 million in Department Stores and Catalog SG&A expenses and a net credit of $3 million in Eckerd SG&A expenses. In 2001, $42 million of charges were included in other unallocated and a $6 million net credit was recorded in Eckerd segment results. In 2000, net charges of $543 million, $92 million and $116 million were recorded in other unallocated, Department Stores and Catalog segment results and Eckerd Drugstore segment results, respectively. These items are discussed in more detail in segment operating results that follow, other unallocated on page 11 and Note 16.

DEPARTMENT STORES AND CATALOG OPERATING RESULTS

   ($ in millions)                        2002                2001                2000
                                     -------------       -------------       -------------
Retail sales, net                    $      17,704       $      18,157       $      18,758
                                     -------------       -------------       -------------
FIFO gross margin                            6,361               6,093               5,978
LIFO (charge)/credit                            (6)                  9                 (14)
                                     -------------       -------------       -------------
LIFO gross margin                            6,355               6,102               5,964
SG&A expenses                               (5,660)             (5,554)             (5,710)
                                     -------------       -------------       -------------
Segment operating profit             $         695       $         548       $         254
                                     -------------       -------------       -------------
Sales percent increase/
  (decrease):
  Total department stores                      1.9%                1.5%               (2.9)%
  Comparable stores(1)                         2.6%                3.3%               (2.4)%
  Catalog                                    (22.0)%             (19.7)%              (2.7)%
Ratios as a percent of sales:
  FIFO gross margin                           35.9%               33.6%               31.9%
  LIFO gross margin                           35.9%               33.6%               31.8%
  SG&A expenses                               32.0%               30.6%               30.4%
  LIFO segment operating
    profit                                     3.9%                3.0%                1.4%
                                     =============       =============       =============

----------
(1) Comparable store sales include the sales of stores after having been open for 12 consecutive fiscal months. Stores become comparable on the first day of the 13th fiscal month.

     2002 COMPARED WITH 2001. Segment operating profit of $695 million in 2002 increased 90 basis points to 3.9% of sales, from $548 million last year. Improved gross margin, benefiting from the centralized merchandising process and catalog inventory management, was the primary contributor to the increase.

     Comparable department store sales increased 2.6% over last year, exceeding the Company's plan, while total department store sales increased 1.9% over last year to $15.1 billion. Sales, which benefited from a powerful marketing program, were strong across the country and in most merchandise divisions. Sales gains were led by Home, Jewelry and Apparel. Specific categories performing exceptionally well were bedding and bath, housewares, window coverings, diamonds, men's and misses sportswear, and boys' clothing. Sales were soft in dresses, which experienced lower demand across the industry, shoes, furniture and cosmetics. In January 2003, the Company announced it will expand and upgrade its women's accessories business, particularly handbags, fashion jewelry and fragrance collections. The Company will discontinue most color and treatment lines in department stores and will end its alliance with Avon in 2003. Total department store sales include sales from the Company's international stores (Brazil, Mexico and Puerto Rico), which, at $499 million, were flat with last year. Catalog sales of $2.6 billion represented a 22% decline from last year. In 2002, catalog was impacted by planned lower page counts, lower circulation of catalog books, previously discussed changes to payment policies and fewer outlet stores. Internet sales of $381 million, which are included with catalog, increased 17.8% from last year.

     LIFO gross margin for 2002 improved $253 million, or 230 basis points as a percent of sales, over last year. Improvement




8 J. C. PENNEY COMPANY, INC.  2002 annual report

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS



continues to be the result of better merchandise offerings and integration of merchandise and marketing plans, as well as benefits from the centralized merchandising model. Benefits of the new model include larger order quantities, which contribute to lower costs; more timely selection of merchandise; better supplier involvement from planning stages through sale of the merchandise and more efficient delivery of merchandise to individual stores. Inventory management, specifically lower levels of catalog liquidation merchandise, also contributed to the improvement. This year's $6 million LIFO charge resulted primarily from the decline of higher cost inventory layers in certain categories of merchandise. Catalog's reduced levels of inventory drove the declines. Last year's $9 million LIFO credit resulted primarily from higher initial markup. As discussed in Note 1 on pages 24-25, a change was made in 2002 to the LIFO calculation to measure inflation based on supplier cost, rather than retail values. The Company determined that supplier cost would be a more preferable measure than retail, which is subject to pricing strategies.

     SG&A expenses increased 1.9% in 2002 due primarily to higher planned advertising, transition costs for the new store support center (SSC) distribution network and higher non-cash pension expense. The new SSC network for department stores is key to the Company's centralization initiative. By the end of 2002, 10 of the planned 13 SSCs were in operation. The remaining three SSCs are scheduled to be up and running by mid-2003. The transition to SSCs has been consistent with the Company's plan in both timing and costs. Once this new distribution process matures, the Company expects to attain benefits through operational efficiencies and the improved flow of merchandise. SG&A also includes $17 million primarily associated with the severance for employees impacted by the transition to SSCs and catalog distribution facilities that will be closed in 2003. Partially offsetting these increases were reductions associated with reduced store labor hours, principally from the conversion to centralized checkouts in the stores, progress toward the elimination of in-store receiving, catalog expense management and centralized store expense management. Additional reductions to SG&A were the result of further reducing Company contributions toward retiree medical costs. These changes reduced 2002 SG&A expenses by approximately $27 million. Annualized savings are expected to continue at the 2002 level. In addition, SG&A included discretionary contributions to the Company's savings plan of $20 million and $48 million for 2002 and 2001, respectively, to reflect a Company match at more competitive levels. The additional 2002 contribution, along with the standard match, was funded in early 2003 with 2.4 million newly issued shares of Company common stock.

     The Company has completed the second year of a complex five-year turnaround plan. As part of the plan, management has implemented a centralized merchandising model and has made progress toward rolling out a new merchandise distribution network. Steps have been taken to improve merchandise offerings and enhance systems to provide better inventory data and more visibility into merchandise selling patterns. In addition, the Company has made changes to catalog processes and policies to gain efficiencies and improve profitability. The Company continued to make key external hires, adding individuals experienced in a centralized operating environment. The profitability of Department Stores and Catalog is impacted by the customer's response to merchandise offerings, as well as competitive conditions, the effects of the current economic climate and consumer confidence.

     2001 COMPARED WITH 2000. Segment operating profit of $548 million in 2001 more than doubled to 3% of sales, from the prior year's $254 million, primarily from improved gross margins in department stores and good inventory management and expense control in the catalog operation.

     Total department store sales of $14.8 billion increased 1.5% for the year, while sales in comparable department stores increased 3.3%. The largest sales increases were in the Home Division, led by the expanded housewares department and followed by bed and bath. Total department stores include sales in the Company's international stores of $498 million in 2001, and $547 million in 2000, a decrease of 9.0%. The decrease was primarily the result of the fluctuation of the Brazilian currency translated into U.S. dollars. Catalog sales were $3.4 billion in 2001 compared to $4.2 billion in 2000, a decline of approximately 20%. Sales declined with the elimination of several specialty catalogs and promotional marketing programs that had generated unprofitable sales. Internet sales, which are included with catalog, increased to $324 million from $294 million in 2000.

     LIFO gross margin for 2001 improved 180 basis points as a percent of sales compared with 2000. Margin improvement was primarily the result of better merchandise assortments, improved inventory productivity and benefits derived from centralized merchandising. In addition, 2000 included $92 million of incremental markdowns on discontinued merchandise as department store assortments were narrowed in conjunction with the centralized merchandising initiative. Gross margin included a LIFO credit of $9 million in 2001 and a LIFO charge of $14 million in 2000.

     SG&A expenses improved $156 million or 2.7% compared to the prior year, and were essentially flat as a percent of sales. Contributing to this improvement were lower catalog book and marketing costs, lower order fulfillment and telemarketing costs and a shift from development to maintenance of jcpenney.com. Additionally, in 2001, the Company amended the post-retirement medical and dental plans to further reduce Company contributions. This resulted in a reduction of 2001 SG&A expenses of approximately $11 million. Other contributing factors to the improvement were decreases in salaries and other employee benefit plan expenses. SG&A in 2001 included a $48 million discretionary contribution to the Company's savings plan to reflect a Company match at more competitive levels. This additional contribution, along with the standard match, was funded in early 2002 with 2.9 million shares of Company common stock.


                                 2002 annual report J. C. PENNEY COMPANY, INC. 9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



ECKERD DRUGSTORES OPERATING RESULTS

($ in millions)                          2002                2001                2000
                                     -------------       -------------       -------------
Retail sales, net                    $      14,643       $      13,847       $      13,088
FIFO gross margin                            3,439               3,160               2,906
LIFO (charge)                                  (20)                (47)                (55)
                                     -------------       -------------       -------------
LIFO gross margin                            3,419               3,113               2,851
SG&A expenses                               (3,007)             (2,905)             (2,927)
                                     -------------       -------------       -------------
Segment operating
  profit/(loss)                      $         412       $         208       $         (76)
                                     -------------       -------------       -------------
Sales percent increase:
  Total sales                                  5.7%                5.8%                5.3%
  Comparable stores(1)                         5.2%                7.8%                8.5%
Ratios as a percent of sales:
  FIFO gross margin                           23.5%               22.8%               22.2%
  LIFO gross margin                           23.3%               22.5%               21.8%
  SG&A expenses                               20.5%               21.0%               22.4%
  LIFO segment operating
    profit/(loss)                              2.8%                1.5%               (0.6)%
                                     =============       =============       =============

(1) Comparable store sales include the sales of stores after having been open at least one full year. Comparable store sales include sales of relocated stores.

     2002 COMPARED WITH 2001. Segment operating profit for Eckerd increased 130 basis points as a percent of sales to $412 million in 2002 from $208 million in 2001. 2002 marks the second consecutive year that segment operating profits for Eckerd have improved by more than 100 basis points. This increase is due to comparable drugstore sales gains, gross margin improvements, improved inventory turns and leveraging of SG&A expenses. Comparable drugstore sales grew 5.2%, led by a 7.6% increase in pharmacy sales. General merchandise, or front-end, sales were up slightly, increasing 0.6% over 2001. The new reconfigured drugstore format, which has been rolled out to about 1,500 drugstores, contributed to the sales gains along with more competitive everyday pricing, supported by a more effective marketing program. Pharmacy sales were negatively impacted by approximately 240 basis points from the effects of increased sales of lower priced higher margin generic drugs, the effects of other branded drugs such as Claritin coming off brand, reduced sales of Estrogen, as well as a general slowdown in consumer spending. Additionally, competitor unit openings in markets such as Florida and Houston and a slowdown in tourism have also negatively impacted sales. Pharmacy sales increased to 68.3% of total drugstore sales, up from 66.9% last year. The managed care mix increased 120 basis points to 92.6% of total pharmacy sales compared to 91.4% in 2001. The strongest general merchandise categories were household products, beverages, baby and hygiene products, seasonal items, over-the-counter drugs, food and snacks. Sales were soft in photo processing. Overall, however, Eckerd increased its Express Photo market share.

     LIFO gross margin improved 80 basis points to 23.3% of sales due to the continuing shift to more profitable generic drug sales, improved shrinkage trends, good sell through of holiday merchandise, a better product mix and improved procurement practices. Pressure was put on general merchandise margins as a result of a promotional environment and implementing a more competitive everyday pricing throughout the drugstore chain. Included in 2002 gross margin was a LIFO charge of $20 million, primarily due to price inflation on prescription drugs, partially offset by deflation in certain general merchandise categories and declines in inventory levels. The $47 million LIFO charge in 2001 was primarily from price inflation on prescription drugs.

     As a percent of sales, SG&A expenses improved by 50 basis points to 20.5% of sales in 2002, in addition to a 140 basis point improvement in 2001. SG&A expenses as a percent of sales continue to improve as a result of efficiencies generated by the reconfigured drugstore format, the elimination of redundancies in back office operations, more efficient distribution and the in-sourcing of information technology, as well as the leverage generated by higher sales. Also included in 2002 SG&A is a net $3 million gain for Eckerd's co-plaintiff position in an antitrust settlement for litigation with manufacturers, partially offset by a reserve established for Eckerd's pharmacy benefit management business.

     The Company has just completed the second year of its stated three-year turnaround program for the Eckerd drugstore business. The focus has been on developing a strong management team, including key external hires, enhancing product offerings, implementing competitive pricing for general merchandise and rolling out a reconfiguration program to a new, more productive and efficient drugstore format. The successful continuation of the Eckerd turnaround is dependent on Eckerd's ability to successfully attract and retain customers through various marketing and merchandising programs, to secure suitable new drugstore locations at favorable lease terms, to continue the reconfiguration and remodeling program for drugstores, to attract and retain qualified pharmacists, and to maintain favorable reimbursement rates from managed care organizations, governmental and other third party payors.

     2001 COMPARED WITH 2000. Segment operating profit for Eckerd improved 210 basis points as a percent of sales to $208 million in 2001 compared to a loss of $76 million in 2000. The increase in segment operating profit resulted from comparable store sales increases, with higher general merchandise sales, combined with improved SG&A expenses.

     Sales reflected increases in transaction volumes and unit sales from reduced pricing, improved marketing and store reconfiguration initiatives. Comparable sales growth for 2001 was led by an 11.7% increase in pharmacy sales, which accounted for 66.9% of total drugstore sales. Pharmacy sales increased in the managed care business, which accounted for 91.4% of pharmacy sales, up from 89.5% in 2000. Comparable general merchandise sales increased 1.0% for the year, despite reducing prices on 5,000 items by approximately 6% and implementing temporary low pricing on 1,000 items. The strongest general merchandise categories were cosmetics and skin care, baby and hygiene products, household products, candy, food and snacks, including beverages. The store reconfiguration program, which represents a new store layout, was rolled out to approximately 700 drugstores in 2001. At the end of 2001, approximately 25% of all drugstores were operating in the new format.



10 J. C. PENNEY COMPANY, INC.  2002 annual report

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS


     LIFO gross margin increased 70 basis points as a percent of sales, reflecting a better product mix, higher generic dispensing rates in pharmacy and better control over shrinkage, despite implementation of more competitive pricing. In addition, gross margin for 2000 included inventory related charges of $104 million, which represented incremental markdowns on discontinued merchandise in order to reposition the merchandise mix and to liquidate merchandise under the store closing plan. Gross margin included LIFO charges of $47 million in 2001 and $55 million in 2000. LIFO charges in both years primarily reflect price inflation on prescription drugs.

     SG&A expenses improved by 140 basis points as a percentage of sales, resulting primarily from an emphasis on cost management and the leverage of increased sales. 2001 SG&A expenses were lower in the following areas: information technology from bringing the function back in-house, net advertising and pension costs because Eckerd ceased participation in the JCPenney pension plan. Included in SG&A for 2001 was an $11 million gain for pension curtailment and $5 million in transition costs related to the in-sourcing of information technology. In 2000, SG&A included $12 million of store closing activity costs.

OTHER UNALLOCATED

     Other unallocated of $93 million, $46 million and $515 million for 2002, 2001 and 2000, respectively, consists of real estate activities, investment transactions, asset impairments, unit closing costs, which include remaining lease obligations, and other items that are related to corporate initiatives or activities, which are not allocated to an operating segment but are included in total Company operating results.

     Certain charges or credits recorded in other unallocated, such as asset impairments, unit closings, gains on sale of real estate partnership interests, and centralized merchandising process (ACT) costs, are not reflective of normal ongoing operations. These net charges were $105 million, $42 million and $543 million in 2002, 2001 and 2000, respectively. Net charges are summarized below and discussed in more detail in Note 16.

     In 2002, charges of $105 million related primarily to asset impairments and lease obligations for certain department stores in the United States and Mexico and certain catalog and other facilities. Impairments are the result of the Company's on-going process to evaluate the productivity of its asset base, as described under "Valuation of Long-Lived and Intangible Assets, including Goodwill" on page 5.

     Net charges of $42 million in 2001 consisted of $63 million of asset impairments and unit closing costs for catalog store closings, underperforming department stores, outside stockrooms, third party fulfillment operations and adjustments made to prior period restructuring reserves, $36 million of ACT costs, and $57 million of real estate gains on the sale of two partnership interests.

     In 2000, charges of $543 million were comprised of $488 million related to asset impairments, PVOL and other unit closing costs, and $55 million of ACT costs. The net charge of $488 million for asset impairments, PVOL and other unit closing costs consisted of $206 million of department store closings; $111 million of drugstore closings; $91 million of asset impairments for department stores; drugstores and a non-strategic business investment; $84 million related to contract cancellations; $35 million of headcount reductions; a $13 million gain on the sale of assets; and a $26 million net credit for adjustments related to prior period restructuring reserves and other.

NET INTEREST EXPENSE

     Net interest expense totaled $388 million, $386 million and $427 million in 2002, 2001 and 2000, respectively. The slight increase in 2002 is related to the amortization of fees on the new credit facility and lower returns on short-term investments, partially offset by lower expense from reduced borrowing levels. Interest expense declined in 2001 as a result of improved cash balances and the declines in average debt outstanding. Long-term debt maturities totaled approximately $920 million and $250 million in 2002 and 2001, respectively.

INCOME TAXES

     The overall effective tax rates were 36.5%, 43.7% and (35.9%) for 2002, 2001 and 2000, respectively. The lower rate in 2002 is due to recent changes in tax law related to the deductibility of dividends paid to the Company's savings plan and effects of adopting SFAS No. 142 (amortization of goodwill) discussed in Note 1 on pages 25-26. In 2001, the tax rate increased due to a higher percentage of non-deductible permanent book/tax differences, principally goodwill, relative to income than in prior years. In 2000, due to the loss from continuing operations, certain tax planning benefits were not utilized, resulting in a lower tax benefit. Losses that resulted from these benefits have been carried forward to future years. Based on the short time periods for carryforwards in certain states, valuation allowances of $97 million and $85 million in 2002 and 2001, respectively, have been established for those benefits not expected to be realized.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

     To support the Company's previously stated turnaround initiatives, in 2001 management developed a long-term financing strategy to strengthen the Company's liquidity position. The primary goal of the Company's strategy is to ensure financial flexibility and access to capital over the turnaround timeframe. This will allow adequate time to restore the profitability of the Company's businesses to competitive levels and to increase capital spending levels to fund both future growth at Eckerd and to update the infrastructure of Department Stores and Catalog.

     The Company's financial condition and liquidity continued to strengthen during 2002 and now provides increased resources to accomplish its business objectives. Cash flow from operating activities was $1.3 billion in 2002 compared with $0.9 billion in 2001 and $1.5 billion in 2000. Free cash flow, defined as cash flow from operating activities less dividends and capital expenditures net of proceeds from the sale of assets, exceeded $500 million for the year compared to approximately $200 million of free cash flow generated in 2001. Free cash flow for 2002 exceeded plan primarily as a


                                2002 annual report J. C. PENNEY COMPANY, INC. 11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


result of better operating performance, inventory and working capital management, and lower than planned capital expenditures.

     At year-end 2002, cash and short-term investments were approximately $2.5 billion, representing approximately 46% of the $5.4 billion of outstanding long-term debt including $200 million for the securitization of Eckerd managed care receivables. The Company's liquidity was strengthened, including paying off approximately $920 million of long-term debt that matured during 2002 and contributing $300 million ($190 million after tax) to the Company's pension plan in the fourth quarter of 2002. In October 2002, the Company's strong liquidity position was recognized by Moody's Investors Service, which assigned the Company its highest liquidity rating (SGL-1). The Company's liquidity position was further strengthened in February 2003 with the completion of two transactions. First, on February 3, 2003, the Company raised approximately $50 million by securitizing additional Eckerd managed care receivables (See Note 5). Second, on February 28, 2003, the Company issued $600 million principal amount of unsecured Notes Due 2010 at an effective rate of 8.125%. See further discussion of subsequent events in Note 21.

     During 2002, the Company completed two transactions that were part of its long-term financing strategy. First, in May 2002, JCP and J.C. Penney Company, Inc. executed a new three-year $1.5 billion revolving credit agreement (credit facility), which replaced a $1.5 billion bank revolving credit facility and a $630 million letter of credit facility. Indebtedness incurred under the credit facility is collateralized by all eligible domestic department store and catalog inventory, as defined in the credit facility agreement. This credit facility provides JCP with an additional source of liquidity for working capital needs and letter of credit support. No borrowings have been made under this credit facility, other than the issuance of trade and stand-by letters of credit, which totaled $206 million as of year-end 2002. The Company was in compliance with all financial covenants of the credit facility as of January 25, 2003.

     Second, in August 2002, the Company completed a debt exchange in which certain bondholders tendered $227.2 million principal amount of three existing debt issues in exchange for new 9.0% Notes Due 2012 with a principal amount of approximately $230.2 million. Bondholders exchanged $79.4 million principal amount of JCP's 6.125% Notes Due 2003, $67.0 million principal amount of its 7.375% Notes Due 2004 and $80.8 million principal amount of its 6.9% Debentures Due 2026. This transaction effectively extended the maturity on amounts represented by the exchanged notes and strengthened the Company's liquidity.

     In 2001, the Company issued $650 million principal amount of subordinated convertible debentures. Additionally, the Company securitized certain Eckerd managed care receivables, which generated cash proceeds of $200 million.

     The Company's liquidity is enhanced by the fact that the current debt portfolio and material lease agreements do not contain any provisions that could trigger early payments, acceleration or collateral support in the event of adverse changes in the Company's financial condition.

     The Company has two debenture series that contain put options. In each case, the investor may elect to have the debenture redeemed at par prior to its stated maturity date. The 6.9% Notes Due 2026, principal amount $119 million, may be redeemed on August 15, 2003. The 7.4% Debentures Due 2037, principal amount $400 million, may be redeemed on April 1, 2005. For planning purposes, and in the contractual obligations table on page 14, the Company assumes the debenture holders will exercise their put options.

CAPITAL EXPENDITURES

     Capital expenditures, including capitalized software costs and intangible assets, such as Eckerd prescription file acquisitions, during the past three years are as follows:

($ in millions)                             2002             2001             2000
                                        ------------     ------------     ------------
Department Stores and
  Catalog                               $        317     $        332     $        361
Eckerd Drugstores                                341              299              317
                                        ------------     ------------     ------------
  Total                                 $        658     $        631     $        678
                                        ============     ============     ============

     Capital expenditures were approximately $200 million below the original plan for 2002 due to the deferral of certain department store technology projects as well as increased lease financing available for new Eckerd drugstores. Major capital investments in 2002 for department stores included the implementation of the SSC distribution network and in-store centralized checkouts, store modernizations and renewals and store technology improvements. 2002 capital investments in Eckerd were made primarily to continue the drugstore reconfiguration program, which was rolled out to an additional 800 drugstores in 2002. This program includes new and relocated stores, as well as stores in freestanding locations.

     Management expects 2003 capital expenditures to be in the range of $0.9 billion to $1.1 billion, including approximately $100 million for deferred projects from 2002. 2003 capital expenditures will be about evenly split between Department Stores and Catalog, and Eckerd. Department Store and Catalog capital investments will be primarily for department store renovations and upgrades, completion of the SSC distribution network and technology enhancements. The majority of Eckerd capital spending in 2003 will be for the expansion of new and relocated stores, remodeling and reconfiguration of existing stores and new technology. In 2003, Eckerd expects to remodel 550 stores, open or relocate an additional 250 stores, so that by the end of 2003, 80% of the total drugstore portfolio will be operating in the new reconfigured format.

CASH FLOW AND FINANCING OUTLOOK

     As of the end of 2002, the Company's long-term financing strategy remains on track. Two consecutive years of positive results and stronger than expected free cash flow in 2002 have increased the cash and short-term investment balance to approximately $2.5 billion as of year end. In effect, the cash investment balance is comprised of $1.3 billion of positive free cash flow over the 2000 to 2002 period and $1.1 billion in after-tax proceeds from the 2001 sale of DMS.

     With the Company's current credit ratings and increased volatility in the capital markets generally, management believes a strong cash and liquidity position is an important part of its long-term financing strategy during the remaining years of the turnaround plan. Going


12 J. C. PENNEY COMPANY, INC.  2002 annual report

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS


forward, cash investments will be used to fund several areas, including long-term debt maturities, which approximate $1.2 billion over the 2003 to 2005 period, increased levels of capital expenditures to support its business objectives, peak seasonal working capital needs and dividends. The payment of dividends is subject to approval by the Board of Directors and is discussed below.

     In accordance with its long-term financing strategy, the Company manages its financial position on a multi-year basis and may access the capital markets on an opportunistic basis. The two financing transactions completed in February 2003 and discussed above are examples of the Company accessing the capital markets to refinance upcoming debt maturities, and further enhance liquidity and financial flexibility. As a result of its strong liquidity position after completing these transactions, the Company does not anticipate that additional external financing will be required in 2003 to fund the operating needs described above. Additionally, the Company does not expect to borrow under the $1.5 billion credit facility except to support ongoing letters of credit.

     For 2003, free cash flow is expected to be negative by approximately $250 million, which is after funding capital expenditures at the high end of the previously stated range of $0.9 billion to $1.1 billion, working capital needs and dividends at the current level.

     Notwithstanding the positive momentum generated during the first two years of its stated five-year turnaround, management recognizes that many challenges and risks remain for 2003 and beyond. Some of these risks are discussed under Key Business Risks on pages 14-15. To minimize the impact from unforeseen events, management has developed various contingency plans to provide alternative courses of action under several scenarios, including deteriorating economic conditions, potential shortfalls in profits or cash flow, and reduced access to the capital markets. Such actions include adjustments to capital expenditure and working capital levels, as necessary, to maintain liquidity and financial flexibility within the parameters of the Company's long-term financing strategy.

DIVIDEND POLICY

     JCPenney paid quarterly dividends of $0.125 per share in 2002. The dividend rate was reduced for the third quarter of 2000 from $0.2875 to $0.125 per share. The Company's Board of Directors reviews the quarterly dividend and establishes the quarterly dividend rate based upon the overall financial and strategic outlook for the Company, the profile and mix of businesses, earnings, liquidity and cash flow projections, as well as competitive factors.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company has operating leases which management takes into consideration in evaluating its capital structure and overall liquidity. See discussions on pages 14 and 41 and Note 14.

     In May 2001, Eckerd formed a special purpose entity, ECR Receivables, Inc.
(ECR), to complete a securitization of Eckerd managed care receivables. ECR is a wholly owned subsidiary of Eckerd. Under this arrangement, Eckerd sells managed care receivables to ECR, which then sells an undivided interest in the pool of receivables to an unrelated entity. ECR uses the cash collections of the receivables to purchase additional receivables from Eckerd under prearranged terms. JCP received $200 million in May 2001 from the sale, and recorded a small loss on the transaction. In February 2003, approximately $50 million was received. See discussion in Note 5. These transactions qualified as sales under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

     Four of the 10 JCPenney department store support centers (SSCs) are operated by outside service providers. Two of the three SSCs scheduled to open in 2003 will also be outsourced. These openings are planned for the first half of 2003. As part of the operating service agreement between JCP and the third party providers, JCP shall assume financial responsibility for the building and equipment leases upon termination of services by either party for any reason. Potential obligations of JCP total $185 million.

     JCP, through a wholly owned subsidiary, has investments in 15 partnerships that own regional mall properties, seven as general partner and eight as a limited partner. The Company's potential exposure to risk is greater in partnerships in which it is a general partner. Mortgages on the seven general partnerships total approximately $350 million; however, the estimated market value of the underlying properties is approximately $587 million. These mortgages are non-recourse to the Company, so any financial exposure is minimal. In addition, the subsidiary has guaranteed loans totaling approximately $43 million related to investments in one real estate investment trust (REIT). The estimated market value of the underlying properties significantly exceeds the outstanding mortgage loans, and the loan guarantee to market value ratio is less than 3% as of January 25, 2003. In the event of possible default, the creditors would recover first from the proceeds of the sale of the properties, next from the general partner, then from other guarantors before JCP's guarantee would be invoked. As a result, management does not believe that any potential financial exposure related to these guarantees would have a material impact on the Company's financial position or results of operations.

     As part of the 2001 DMS sale, JCP signed a guarantee agreement with a maximum exposure of $20 million. This relates to the 1994 sale of a block of long-term care business by a former subsidiary of JCP to a third party. As part of the 1994 sale agreement, the purchaser was required to maintain adequate reserves in a trust. JCP's guarantee is the lesser of any reserve shortfall or $20 million. Any potential claims or losses are first recovered from established reserves, then from the purchaser and finally from any state insurance guarantee fund before JCP's guarantee would be invoked. It is uncertain if, or when, JCP would be required to pay any claims under this guarantee.

FOREIGN CURRENCY RISK

     The Company operates 54 Renner department stores in Brazil and six JCPenney department stores in Mexico. Sales for 2002, 2001 and 2000 were $321 million, $316 million and $353 million, respectively. For the year ended January 25, 2003, the other comprehensive loss on foreign currency translation was approximately $64 million. Due to the relatively small size of foreign operations, management believes that its exposure to market risk associated with foreign currencies does not have a material impact on its financial condition or results of operations.



                                2002 annual report J. C. PENNEY COMPANY, INC. 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     Aggregated information about the Company's contractual obligations and commitments as of January 25, 2003, are presented in the following tables. (This information is also disclosed in other parts of this Annual Report.)

CONTRACTUAL OBLIGATIONS


                                                                                                                        AFTER
   ($ in millions)                              TOTAL       2003        2004        2005         2006        2007      5 YEARS
                                               -------     -------     -------     -------     -------     -------     -------
   Long-term debt                              $ 5,169     $   394     $   238     $   624     $   187     $   554     $ 3,172
   Short-term debt                                  13          13          --          --          --          --          --
   Capital lease obligations                        51          17          16          12           4           2          --
   Operating leases                              6,903         671         611         544         494         455       4,128
                                               -------     -------     -------     -------     -------     -------     -------
     Total                                     $12,136     $ 1,095     $   865     $ 1,180     $   685     $ 1,011     $ 7,300
                                               =======     =======     =======     =======     =======     =======     =======


COMMITMENT EXPIRATION PER PERIOD

                                                                                                                        AFTER
   ($ in millions)                              TOTAL       2003        2004        2005        2006        2007       5 YEARS
                                               -------     -------     -------     -------     -------     -------     -------
   Standby and import letters of credit(1)     $   206     $   206     $    --     $    --     $    --     $    --     $    --
   Surety bonds(2)                                  98          98          --          --          --          --          --
   Guarantees(3)                                   277          26          54          29          40          27         101
                                               -------     -------     -------     -------     -------     -------     -------
     Total                                     $   581     $   330     $    54     $    29     $    40     $    27     $   101
                                               =======     =======     =======     =======     =======     =======     =======

(1) Standby letters of credit ($156 million at year-end) are issued as collateral to a third-party administrator for self-insured workers' compensation and general liability claims.

(2) Surety bonds are primarily for previously incurred and expensed obligations related to workers' compensation and general liability claims.

(3) Includes guarantees of $185 million on building and equipment leases operated by third parties, $43 million on loans related to a real estate investment trust, $29 million on certain leases related to stores that were sold in 1997, of which $22 million is recorded in other liabilities and $20 million related to a third party reinsurance guarantee.


MERCHANDISE INVENTORY

     Total LIFO inventory was $4,945 million in 2002 compared with $4,930 million in 2001. FIFO merchandise inventory for Department Stores and Catalog was $3,030 million at the end of 2002, an increase from last year of 1.7%. While inventories are higher than last year's levels, they are well-balanced and focused on current and future seasons. Inventory turns for Department Stores and Catalog have improved from 3.0 to 3.4 over the past three years. Eckerd FIFO merchandise inventory was $2,318 million at the end of 2002, a decrease of 0.5% from the prior year. Major improvements have been made in the management of drugstore inventory. Over the last three years, inventory turns have improved from 4.0 to 4.8.

DEBT-TO-CAPITAL RATIO

                                      2002         2001         2000
                                     -----        -----        -----
Debt-to-capital                      30.2%        34.9%        43.2%
Debt-to-capital, including
  leases and securitization
  of receivables                     50.7%        53.5%        56.8%

     The Company manages its capital structure to ensure financial flexibility and access to capital, at a competitive cost, necessary to accomplish its business strategies. Historically, the Company has targeted a debt-to-capital ratio in the 50% to 55% range, including off-balance sheet debt. Over the remaining turnaround time frame of 2003-2005, the Company currently expects that its debt-to-capital ratio will remain in this target range.

     The Company manages its financial position by considering all on- and off-balance sheet debt, including operating leases and receivable securitizations. Management believes this view is the most realistic depiction of financial leverage. The debt-to-capital ratio is also shown as calculated in the more traditional manner of on-balance sheet debt for comparison purposes.

     Total debt, net of short-term investments, but including the present value of operating leases and securitized receivables, was $6,541 million, $7,038 million and $8,232 million at the end of 2002, 2001 and 2000, respectively. The $1.7 billion decline in total debt and the resulting improvement in the debt-to-capital ratio over this period was achieved from the positive free cash flow generated and the sale of DMS. See page 41 for more discussion. During 2002, approximately $920 million principal amount of notes matured and was paid. Also in 2002, JCP exchanged three existing debt issues totaling $227.2 million principal amount for new 9.0% Notes Due 2012 with a principal amount of $230.2 million as discussed on page 12. The transaction effectively extended the maturity on amounts represented by the exchanged notes and strengthened the Company's liquidity as the turnaround of the businesses continues to be executed.

     During 2001, $250 million principal amount of notes matured and was paid. JCP issued $650 million of 5% convertible subordinated notes in a private placement in October 2001.

KEY BUSINESS RISKS

     The Company believes that its key business risk is that the five-year turnaround plan, which is entering its third year, will progress on target and will be achieved. Company management has established the following business strategies to ensure that the turnaround of its businesses is successful and progresses on target:



14 J. C. PENNEY COMPANY, INC.  2002 annual report

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS





     o For Department Stores and Catalog the primary initiatives have been to improve the merchandise assortments to more fashionable items at value prices, support the offerings with compelling marketing programs, improve the visual appeal of the store environment and catalogs, reduce the expense structure to more competitive levels, and concentrate on placing the right people in the right jobs.

     o At Eckerd, the focus has been on developing a strong management team, better product offerings, more competitive pricing levels for general merchandise, reconfiguring drugstores to a more productive format and offering additional convenient locations.

     The Company believes that these initiatives will be the drivers of its primary goal to strengthen and grow the customer franchise after experiencing a period of deteriorating performance from 1995 to 2000. Management is focused on strengthening the Company's value proposition with its customers.

     While results have been positive for the most recent two years and indicate that the Company is on track in achieving its financial targets, the turnaround is complex and the Company will face continued challenges in the execution of its strategic initiatives.

     An important factor in the Company's turnaround is the ability of department stores to operate under a centralized merchandising model. Under this model, professionals have been added to the merchandising team with experience in buying centrally. Additionally, certain information technology systems have been developed, and others are in various stages of development, to plan merchandise assortments, allocate inventory and stock stores, better track sales trends to enable prompt replenishment and manage pricing. To efficiently handle inventory flow the Company is in the final stages of rolling out centralized logistics store support centers. The effectiveness of these systems and processes as well as their timely integration is an important component of the Company's ability to have the right inventory in the "right place, at the right time, and at the right price."

     Another important factor in the Company's turnaround is the ability of Eckerd drugstores to continue to grow its drugstore business and to maintain pharmacy margins, which are under continued pressure, as managed care organizations and other third party plans continue to seek cost containment. A key component to growing the drugstore base is to have a more competitive store-opening program and to complete the remodeling and relocation program, which is designed to convert existing stores to the reconfigured format that is more productive and efficient.

     The Company's business is subject to other risk factors, both internal and external, that may impact future operating and financial performance, such as the ability to anticipate fashion trends, customer preferences and other fashion-related factors, attract or retain customers in a highly competitive retail environment, attract and retain key executives or other personnel, attract and retain a sufficient number of qualified pharmacists, continue to generate cash flow and obtain adequate financing. The Company has in place an experienced management team that has established programs and policies to manage and minimize those risks.

ACCOUNTING FOR STOCK OPTIONS

     The Company has a stock option program for approximately 2,000 executives and senior management. Over the past several years, the Company's annual net stock option grants (stock options granted during the year, less any forfeitures or terminations) under this program have averaged about 1.5% of outstanding shares, including the common stock equivalent of preferred shares. On January 25, 2003, options to purchase 22.3 million shares of common stock, representing about 8% of total shares, were outstanding, of which 14.6 million were exercisable. Of the exercisable options, only 42% were "in-the-money" or had an exercise price below the closing end-of-year stock price of $19.39. See Note 12 for more details about the Company's stock option program.

     The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) which does not require expense recognition for stock options granted when the exercise price of the option equals, or exceeds, the fair market value of the common stock on the date of grant. See Note 1 on page 24 for further information about the Company's stock option accounting policy.

     The Company evaluated its accounting for stock options during 2002, and elected to retain APB 25 accounting for several important reasons. The Company believes that stock options are equity capital transactions, which increase the number of shares outstanding when exercised, resulting in dilution of EPS and equity per share. Since they increase the number of shares outstanding, the dilutive effect of options is captured in the EPS calculation, and inclusion of an expense for stock options in the statement of operations would effectively result in a double charge to EPS. The cost of stock options would be a non-cash expense that would not result in the use of any operating resources and does not change the Company's equity balance. Additionally, before stock options are exercised, the Company assumes they are exercised (to the extent they are dilutive) for the diluted EPS calculation. Finally, the current stock-option pricing models do not factor in significant limitations of employee stock options such as vesting requirements, forfeiture provisions, retention periods and nontransferability. Standard option-pricing models were developed to value options traded in the marketplace, and overstate the value of employee stock options.

     The FASB is currently reviewing the accounting for stock options, and may require the use of the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation." In addition, the International Accounting Standards Board has already issued a draft of accounting rules that require the expensing of stock options, and the FASB is working to align U.S. accounting with international standards. The Company intends to continue its current accounting, which is no expense recognition for stock options in the statement of operations, until the FASB clarifies stock option accounting for all U.S. companies. See discussion of SFAS No. 148 under the new accounting pronouncements section that follows.

NEW ACCOUNTING PRONOUNCEMENTS

     FASB's Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a


                               2002 annual report J. C. PENNEY COMPANY, INC. 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     Vendor," becomes effective for the Company in fiscal 2003. The consensus reached on this issue was that cash consideration received from a vendor is presumed to be a reduction of the cost of merchandise and should be recorded as a reduction of cost of goods sold unless the consideration is for either (1) payment for assets or services and therefore revenue, or (2) a reimbursement of costs incurred to sell the vendor's products, and therefore, a reduction of advertising expense. The Company's current accounting for funds received from vendors is consistent with that proposed under EITF 02-16; therefore, this issue will not have a material effect on the Company's consolidated financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." Disclosures related to this interpretation are effective for 2002 annual reports, and the accounting requirements are effective for guarantees entered into or modified after December 31, 2002, and require all guarantees and indemnifications within its scope to be recorded at fair value as liabilities, and the maximum possible loss to the Company under these guarantees and indemnifications to be disclosed. Current year disclosures related to guarantees are included on pages 13-14 and in Note 19. Adoption of FIN 45 did not have a material impact on the Company's consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Costs - Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based compensation. It also requires additional disclosures about the effects on reported net income of an entity's accounting policy with respect to stock-based employee compensation. As discussed under the accounting for stock options on page 15, the Company accounts for stock-based compensation in accordance with APB 25, and has adopted the disclosure-only alternative of SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 for fiscal 2002. See Note 1 on page 24.

     On January 17, 2003, FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51," was issued. The primary objective of FIN 46 is to provide guidance on the identification and consolidation of variable interest entities, or VIEs, which are entities for which control is achieved through means other than through voting rights. The provisions of FIN 46 are required to be adopted by the Company in fiscal 2003. The Company does not expect the adoption of FIN 46 to have a material impact on its financial position, results of operations or cash flows.

FISCAL YEAR 2003

     In February 2003, management communicated that the Company estimates income from continuing operations of $1.50 to $1.70 per share for 2003. Management is taking a cautious view due to uncertain economic and geopolitical conditions, as well as the internal challenges of meeting interim financial targets in the turnaround of the businesses.

     Fiscal 2003 will contain 53 weeks. The extra week is expected to result in additional sales for the Company of $485 million, of which $185 million is for Department Stores and Catalog and $300 million is for Eckerd. SG&A expenses are estimated to be approximately $120 million higher in 2003 due to the additional week. In total, the 53rd week is not expected to have a significant effect on EPS for 2003.

     Sales in department stores are planned to increase 1% on a comparable store basis. The focus will continue to be on offering competitively priced, fashionable merchandise assortments. Two new exclusive collections, Bisou Bisou, a contemporary line, and Emme, for the plus-size woman, will be offered, as well as an expanded fashion accessories department. Margins should continue to improve with further efficiencies expected from the centralized merchandise allocation and distribution network. SG&A expenses are not expected to be leveraged due to transitional costs associated with the new centralized logistics network, increased planned advertising and higher non-cash pension expense. Planned capital expenditures of approximately $550 million will be primarily for department store renewals and technology enhancements for merchandising and store processes. In catalog, the focus will be on sales growth, continued enhancements in merchandise assortments, value pricing and customer acquisition and activation activities.

     For the Eckerd business, management is planning on comparable drugstore sales gains in the mid-single digits. Continued margin improvements are expected from higher generic drug sales, improved shrinkage and the benefits from improved procurement practices. SG&A expenses are expected to continue to be leveraged as a percent of sales. Planned capital expenditures of approximately $550 million will be made primarily to accelerate the new and relocated drugstore growth program. By the end of 2003, management expects to remodel 550 stores and relocate or open an additional 250 drugstores. As a result, by year end, Eckerd plans to have approximately 80% of the total drugstore base in the new reconfigured format.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This Annual Report, including the Chairman's letter, may contain forward-looking statements made within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause actual results to differ materially from predicted results. The Company's forward-looking statements are based on assumptions about many important factors, including competitive conditions in the retail industry; changes in consumer confidence and spending in the United States; direct-to-customer strategy and other initiatives; anticipated cash flow; general economic conditions, such as higher interest rates and unemployment and normal business uncertainty. In addition, the Company typically earns a disproportionate share of its operating income in the fourth quarter due to holiday buying patterns, which are difficult to forecast with certainty. While the Company believes that its assumptions are reasonable, it cautions that it is impossible to predict the impact of such factors that could cause actual results to differ materially from predicted results. The Company intends the forward-looking statements in this Annual Report to speak only at the time of its release and does not undertake to update or revise these projections as more information becomes available.


16 J. C. PENNEY COMPANY, INC.  2002 annual report

COMPANY STATEMENT ON FINANCIAL INFORMATION

The Company is responsible for the information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present fairly, in all material respects, the Company's results of operations, financial position and cash flows. The Company's CEO and CFO have signed certification statements as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These signed certifications have been filed with the Securities and Exchange Commission as part of the Company's 2002 Form 10-K. Certain amounts included in the consolidated financial statements are estimated based on currently available information and judgment as to the outcome of future conditions and circumstances. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

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

     The Audit Committee of the Board of Directors is composed solely of directors who are not officers or employees of the Company. The Audit Committee's responsibilities include selection of the independent auditors for the annual audit of the Company's consolidated financial statements, actually appointing the independent auditors and monitoring their audit activities. The Committee also reviews the independent auditors' audit strategy and plan, scope, fees, audit results, performance, independence and non-audit services and related fees; internal audit reports on the adequacy of internal controls; the Company's ethics program; status of significant legal matters; the scope of the internal auditors' plans and budget and results of their audits and the effectiveness of the Company's program for correcting audit findings. The independent auditors and Company personnel, including internal auditors, meet periodically with the Audit Committee to discuss auditing and financial reporting matters.


/s/ ROBERT B. CAVANAUGH
Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer



INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of
Directors of J. C. Penney Company, Inc.:

We have audited the accompanying consolidated balance sheets of J. C. Penney Company, Inc. and Subsidiaries as of January 25, 2003 and January 26, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 25, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Company, Inc. and Subsidiaries as of January 25, 2003 and January 26, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended January 25, 2003, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 of the Notes to the Consolidated Financial Statements, the Company changed its method of determining inflation/deflation rates used in the valuation of LIFO inventories in fiscal year 2002, and the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" in fiscal year 2002.



/s/ KPMG LLP

Dallas, Texas
February 20, 2003, except as to Note 21, which is as of February 28, 2003


                               2002 annual report J. C. PENNEY COMPANY, INC. 17

CONSOLIDATED STATEMENTS OF OPERATIONS


($ in millions, except per share data)                               2002             2001              2000
                                                                 ------------     ------------      ------------
RETAIL SALES, NET                                                $     32,347     $     32,004      $     31,846
COSTS AND EXPENSES
Costs of goods sold                                                    22,573           22,789            23,031
Selling, general and administrative expenses                            8,667            8,459             8,637
Other unallocated                                                          93               46               515
Net interest expense                                                      388              386               427
Acquisition amortization                                                   42              121               122
                                                                 ------------     ------------      ------------
Total costs and expenses                                               31,763           31,801            32,732
                                                                 ------------     ------------      ------------
Income/(loss) from continuing operations before income taxes              584              203              (886)
Income taxes                                                              213               89              (318)
                                                                 ------------     ------------      ------------
INCOME/(LOSS) FROM CONTINUING OPERATIONS                         $        371     $        114      $       (568)
                                                                 ------------     ------------      ------------

Income from discontinued operations
  (net of income tax of $0, $0 and $90)                                    --               --               159
Gain/(loss) on sale of discontinued operations
  (net of income tax of $(34), $(6) and $200)                              34              (16)             (296)
                                                                 ------------     ------------      ------------
NET INCOME/(LOSS)                                                $        405     $         98      $       (705)
Less: preferred stock dividends                                            27               29                33
                                                                 ------------     ------------      ------------
Net income/(loss) applicable to common stockholders              $        378     $         69      $       (738)

Earnings/(loss) per share from continuing operations:
  Basic                                                          $       1.28     $       0.32      $      (2.29)
  Diluted                                                        $       1.25     $       0.32      $      (2.29)

Earnings/(loss) per share:
  Basic                                                          $       1.41     $       0.26      $      (2.81)
  Diluted                                                        $       1.37     $       0.26      $      (2.81)
                                                                 ============     ============      ============

The accompanying notes are an integral part of these Consolidated Financial Statements.



18  J. C. PENNEY COMPANY, INC.  2002 annual report

CONSOLIDATED BALANCE SHEETS

   ($ in millions, except per share data)                                                 2002          2001
                                                                                      -----------    -----------
ASSETS
Current assets
  Cash and short-term investments                                                     $     2,474    $     2,840
  Receivables (net of bad debt reserves of $14 and $27)                                       705            698
  Merchandise inventory (net of LIFO reserves of $403 and $377)                             4,945          4,930
  Prepaid expenses                                                                            229            209
                                                                                      -----------    -----------
Total current assets                                                                        8,353          8,677
Property and equipment
  Land and buildings                                                                        2,940          2,987
  Furniture and fixtures                                                                    3,946          4,105
  Leasehold improvements                                                                    1,268          1,225
  Accumulated depreciation                                                                 (3,253)        (3,328)
                                                                                      -----------    -----------
Property and equipment, net                                                                 4,901          4,989
Goodwill                                                                                    2,304          2,321
Intangible assets (net of accumulated amortization of $322 and $304)                          494            527
Other assets                                                                                1,815          1,534
                                                                                      -----------    -----------
TOTAL ASSETS                                                                          $    17,867    $    18,048
                                                                                      ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses                                               $     3,791    $     3,465
  Short-term debt                                                                              13             15
  Current maturities of long-term debt                                                        275            920
  Deferred taxes                                                                               80             99
                                                                                      -----------    -----------
Total current liabilities                                                                   4,159          4,499
Long-term debt                                                                              4,940          5,179
Deferred taxes                                                                              1,391          1,231
Other liabilities                                                                           1,007          1,010
                                                                                      -----------    -----------
TOTAL LIABILITIES                                                                          11,497         11,919

STOCKHOLDERS' EQUITY

  Preferred stock, no par value and stated value of $600 per share;
    authorized, 25 million shares; issued and outstanding, 0.6 million and
    0.6 million shares Series B ESOP convertible preferred                                    333            363
  Common stock, par value $0.50 per share; authorized, 1,250 million shares;
    issued and outstanding 269 million and 264 million shares                               3,423          3,330
  Reinvested earnings                                                                       2,817          2,573
  Accumulated other comprehensive (loss)                                                     (203)          (137)
                                                                                      -----------    -----------
TOTAL STOCKHOLDERS' EQUITY                                                                  6,370          6,129
                                                                                      -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $    17,867    $    18,048
                                                                                      ===========    ===========



The accompanying notes are an integral part of these Consolidated Financial Statements.


                              2002 annual report J. C. PENNEY COMPANY, INC.  19

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                               Accumulated Other       Total
                                               Preferred          Common          Reinvested    Comprehensive      Stockholders'
   ($ in millions)                               Stock             Stock           Earnings    (Loss)/Income(1)       Equity
                                              ------------      -----------       ----------    -------------      -------------
   January 29, 2000                           $        446      $     3,266       $    3,590    $         (74)      $    7,228
                                              ------------      -----------       ----------    -------------       ----------
   Net (loss)                                                                           (705)                             (705)
   Unrealized gain on investments                                                                           2                2
   Currency translation adjustments                                                                       (14)             (14)
   Other comprehensive income from
     discontinued operations                                                                               16               16
                                              ------------      -----------       ----------    -------------       ----------
   TOTAL COMPREHENSIVE (LOSS)                                                                                             (701)
   Dividends declared                                                                   (249)                             (249)
   Common stock issued                                                   28                                                 28
   Preferred stock redeemed                            (47)                                                                (47)
                                              ------------      -----------       ----------    -------------       ----------
   January 27, 2001                                    399            3,294            2,636              (70)           6,259
                                              ------------      -----------       ----------    -------------       ----------
   Net income                                                                             98                                98
   Unrealized gain on investments                                                                          12               12
   Reclassification adjustment for
     gains included in income from
     continuing operations, net of tax                                                                     (1)              (1)
   Currency translation adjustments                                                                       (27)             (27)
   Non-qualified plan minimum
     liability adjustment                                                                                 (51)             (51)
                                              ------------      -----------       ----------    -------------       ----------
   TOTAL COMPREHENSIVE INCOME                                                                                               31
   Dividends declared                                                                   (161)                             (161)
   Common stock issued                                                   30                                                 30
   Preferred stock redeemed                            (36)                                                                (36)
   Vesting of restricted stock awards                                     6                                                  6
                                              ------------      -----------       ----------    -------------       ----------
   January 26, 2002                                    363            3,330            2,573             (137)           6,129
                                              ------------      -----------       ----------    -------------       ----------
   Net income                                                                            405                               405
   Unrealized gain on investments                                                                           8                8
   Reclassification adjustment for
     gains included in income from
     continuing operations, net of tax                                                                     (3)              (3)
   Currency translation adjustments                                                                       (64)             (64)
   Non-qualified plan minimum
     liability adjustment                                                                                  (7)              (7)
                                              ------------      -----------       ----------    -------------       ----------
   TOTAL COMPREHENSIVE INCOME                                                                                              339
   Dividends declared                                                                   (161)                             (161)
   Common stock issued                                                   89                                                 89
   Preferred stock redeemed                            (30)                                                                (30)
   Vesting of restricted stock awards                                     4                                                  4
                                              ------------      -----------       ----------    -------------       ----------
   January 25, 2003                           $        333      $     3,423       $    2,817      $      (203)      $    6,370
                                              ============      ===========       ==========      ===========       ==========

(1) Components of accumulated other comprehensive (loss)/income include: (a) foreign currency translation adjustments of $(164) million, $(100) million and $(73) million in 2002, 2001 and 2000, respectively. A deferred tax asset has not been established for currency translation adjustments due to the historical reinvestment of earnings in the foreign subsidiaries; (b) unrealized gains on investments of $19 million (net of $10 million deferred taxes), $14 million (net of $8 million of deferred taxes) and $3 million (net of $2 million deferred taxes) in 2002, 2001 and 2000, respectively, and (c) minimum liability adjustment for the supplemental retirement plans of $(58) million (net of a $39 million deferred tax asset) and $(51) million (net of a $33 million deferred tax asset) in 2002 and 2001, respectively.

     The accompanying notes are an integral part of these Consolidated Financial Statements.



20 J. C. PENNEY COMPANY, INC.  2002 annual report

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)                                                           2002            2001            2000
                                                                      ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income/(loss) from continuing operations                              $        371    $        114    $       (568)
Adjustments to reconcile income/(loss) from continuing
  operations to net cash provided by operating activities
   Asset impairments, PVOL and other unit closing costs                        104              56             454
   Depreciation and amortization, including intangible assets                  667             717             695
   Net gains on sale of assets                                                 (18)            (81)            (11)
   Company contributions to savings and profit sharing plans                    47              58              --
   Benefit plans expense/(income)                                               30             (73)            (79)
   Vesting of restricted stock awards                                            4               6              --
   Deferred taxes                                                              141              86             (95)

Change in cash from:
   Receivables                                                                  (6)              3              33
   Sale of drugstore receivables                                                --             200              --
   Inventory                                                                    82             381             772
   Pension contribution                                                       (300)             --              --
   Prepaid expenses and other assets                                           (36)            (29)            (67)
   Accounts payable                                                            138            (458)            365
   Current income taxes payable                                                  3             (70)           (150)
   Other liabilities                                                           102              22             154
                                                                      ------------    ------------    ------------
NET CASH FROM OPERATING ACTIVITIES                                           1,329             932           1,503
                                                                      ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                          (658)           (631)           (678)
Proceeds from sale of discontinued operations                                   --           1,306              --
Proceeds from sale of assets                                                    38              61              62
Proceeds from sale of investment securities                                     --              --             268
                                                                      ------------    ------------    ------------
NET CASH FROM INVESTING ACTIVITIES                                            (620)            736            (348)
                                                                      ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term debt                                                       (2)             15            (330)
Proceeds from equipment financing                                               27              --              --
Proceeds from the issuance of long-term debt                                    --             630              --
Payment of long-term debt, including capital leases                           (939)           (263)           (816)
Common stock issued, net                                                        30              30              28
Preferred stock redeemed                                                       (30)            (36)            (47)
Dividends paid, preferred and common                                          (161)           (161)           (294)
                                                                      ------------    ------------    ------------
NET CASH FROM FINANCING ACTIVITIES                                          (1,075)            215          (1,459)
                                                                      ------------    ------------    ------------
Cash received from discontinued operations                                      --              13              93
                                                                      ------------    ------------    ------------
Net (decrease)/increase in cash and short-term investments                    (366)          1,896            (211)
Cash and short-term investments at beginning of year                         2,840             944           1,155
                                                                      ------------    ------------    ------------
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR                        $      2,474    $      2,840    $        944
                                                                      ------------    ------------    ------------

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                         $        422    $        420    $        489
Interest received                                                               39              51              49
Income taxes paid/(received)                                                    60              68             (97)
                                                                      ============    ============    ============


     Non-cash transactions: In 2002, the Company exchanged certain notes and debentures with a carrying amount of $227 million for new notes recorded at a fair value of $225 million and issued 2.9 million shares of common stock to fund the 2001 contribution of $58 million to the savings plan. Eckerd acquired $15 million, $6 million and $40 million of equipment utilizing capital leases in 2002, 2001 and 2000, respectively.

     The accompanying notes are an integral part of these Consolidated Financial Statements.



                               2002 annual report J. C. PENNEY COMPANY, INC.  21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     JCPenney was founded by James Cash Penney in 1902 and has grown to be a major retailer, operating 1,049 JCPenney department stores throughout the United States, Puerto Rico and Mexico, and 54 Renner department stores in Brazil. The Company's Department Store and Catalog business consists of selling family apparel, jewelry, shoes, accessories and home furnishings, and providing services, such as salon, optical, portrait photography and custom decorating, to customers through department stores, catalog and the internet.

     In addition, the Company operates a chain of 2,686 drugstores (primarily under the Eckerd name) located throughout the Southwest, Southeast, Sunbelt and Northeast regions of the United States. Eckerd drugstores sell prescription drugs, over-the-counter drugs, as well as general merchandise items such as beauty and household products, photo processing services, snacks, vitamins and baby products.

BASIS OF PRESENTATION

     The consolidated financial statements present the results of J. C. Penney Company, Inc. and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

     Effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J.
C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc. (JCP) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCP. The Holding Company has no independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number and type of shares in the Holding Company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain of JCP's outstanding debt securities is full and unconditional. The Holding Company and its consolidated subsidiaries, including JCP, are collectively referred to in this Annual Report as "Company" or "JCPenney," unless indicated otherwise.

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

     The most significant estimates relate to inventory valuation under the retail method, specifically permanent reductions to retail prices (markdowns) and adjustments for shortages (shrinkage); valuation of long-lived and intangible assets, including goodwill; and valuation allowances and reserves, specifically those related to closed stores, workers' compensation and general liability, environmental contingencies, income taxes and litigation. Closed store reserves are established for the estimated present value of lease obligations (PVOL) and other exit costs. Workers' compensation and general liability reserves are based on actuarially determined estimates of claims that have been reported, as well as those incurred but not yet reported resulting from historical experience and current data. Environmental remediation reserves are estimated using a range of potential liability, based on the Company's experience and consultation with independent engineering firms and in-house legal counsel, as appropriate. Income taxes are estimated for each jurisdiction in which the Company operates. Deferred tax assets are evaluated for recoverability, and a valuation allowance is recorded if it is deemed more likely than not that the asset will not be realized. Litigation reserves are based on management's best estimate of potential liability, with consultation of in-house and outside counsel, and are based upon a combination of litigation and settlement strategies.

FISCAL YEAR

     The Company's fiscal year ends on the last Saturday in January. Fiscal 2002 ended January 25, 2003; fiscal 2001 ended January 26, 2002; and fiscal 2000 ended January 27, 2001. All three years contained 52 weeks. The accounts of Renner are on a calendar-year basis.

RECLASSIFICATIONS

     Certain reclassifications have been made to prior year amounts to conform to the current year presentation. None of the reclassifications impacted the Company's net earnings/(loss) or earnings/(loss) per share (EPS) in any period.

MERCHANDISE AND SERVICES REVENUE RECOGNITION

     Revenue, net of any returns, is recorded at the point of sale for retail stores and at the time of shipment for catalog, internet and mail-order pharmacy sales. Commissions earned on sales




22 J. C. PENNEY COMPANY, INC.  2002 annual report

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


generated by licensed departments are included as a component of retail sales. Shipping and handling fees charged to customers are also recorded as retail sales with related costs recorded as cost of goods sold. An allowance has been established for estimated merchandise returns.

     In January 2002 the Company changed its policy to charge the customer and record the sale when a catalog order is shipped to a department store for customer pickup. Previously, revenue on a shipment of a catalog order to a department store was recorded when the customer picked up and paid for the merchandise.

ADVERTISING

     Advertising costs, which include newspaper, television, radio and other media advertising, are expensed either as incurred or the first time the advertising occurs, and were $1.1 billion, $947 million and $967 million for 2002, 2001 and 2000, respectively. These totals include catalog book costs of $260 million, $269 million and $312 million for 2002, 2001 and 2000, respectively. Catalog book preparation and printing costs, which are considered direct response advertising, are charged to expense over the life of the catalog, not to exceed eight months. Included in other assets are deferred catalog book costs of $73 million as of January 25, 2003 and $86 million as of January 26, 2002.

VENDOR ALLOWANCES

     The Company receives cash or allowances from merchandise vendors as purchase price adjustments and in connection with cooperative advertising programs. The Company has agreements in place with each vendor setting forth the specific conditions for each allowance or payment.

     In accordance with EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," the Company records qualifying vendor reimbursements of costs incurred to advertise a vendor's products as a reduction of advertising expense. Vendor allowances that relate to margin performance not attained on the sale of certain merchandise are credited directly to cost of goods sold in the period received. For other vendor allowances, such as those based on purchase volumes, inventory cost is reduced as required purchase levels are met.

PRE-OPENING EXPENSES

     Costs associated with the opening of new stores are expensed in the period incurred.

RETIREMENT-RELATED BENEFITS

     The Company accounts for its defined benefit pension plans and its non-pension post-retirement benefit plans using actuarial models required by Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. These models effectively spread changes in asset values, the pension obligation and assumption changes systematically and gradually over the employee service periods. One of the principal components of the net periodic pension calculation is the expected long-term rate of return on plan assets. The required use of the expected long-term rate of return on plan assets may result in recognized pension income that is greater or less than the actual returns on those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns, and therefore, result in a pattern of income and expense that more closely matches the pattern of services provided by employees. Differences between actual and expected returns are recognized gradually in net periodic pension expense or offset by future gains or losses.

     The Company uses long-term historical actual return data, the mix of investments that comprise plan assets and future estimates of long-term investment returns by reference to external sources to develop its expected return on plan assets.

     The discount rate assumptions used for pension and non-pension post-retirement benefit plan accounting reflect the rates available on AA rated corporate bonds on October 31 of each year. The rate of compensation increase is another significant assumption used in the actuarial model for pension accounting and is determined based upon the Company's long-term plans for such increases. For retiree medical plan accounting, the health care cost trend rates do not have a material impact since dollar limits have been placed on Company contributions.

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

EARNINGS/(LOSS) PER COMMON SHARE

     Basic EPS is computed by dividing net income/(loss) less dividend requirements on the Series B ESOP Convertible Preferred Stock, net of tax as applicable, by the weighted average number of common shares outstanding for the period. Except when the effect would be anti-dilutive, the diluted EPS calculation includes the impact of restricted stock units and shares that could be issued under outstanding stock options as well as common shares that would result from the conversion of convertible debentures and convertible preferred stock. In addition, the related interest on convertible debentures (net of tax) and preferred stock dividends




                              2002 annual report J. C. PENNEY COMPANY, INC.  23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



(net of tax) are added back to income, since these would not be paid if the debentures or preferred stock were converted to common stock.

STOCK-BASED COMPENSATION

     The Company has a stock-based compensation plan, which is discussed more fully in Note 12. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations. No stock-based employee compensation cost is reflected in net income for stock options, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense for restricted stock awards with pro rata vesting is recorded on a straight-line basis over the vesting period, which typically ranges from one to five years.

     The following table illustrates the effect on net income and EPS as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock options.


   ($ in millions, except EPS)                2002            2001            2000
                                          ------------    ------------    ------------
Net income/(loss), as
  reported                                $        405    $         98    $       (705)
Add: Stock-based employee
  compensation expense
  included in reported net
  income, net of related tax
  effects                                            3               5               4
Deduct: Total stock-based
  employee compensation
  expense determined under
  fair value method for all
  awards, net of related
  tax effects                                      (23)            (24)            (14)
                                          ------------    ------------    ------------
Pro forma net income                      $        385    $         79    $       (715)
Earnings per share:
  Basic--as reported                      $       1.41    $       0.26    $      (2.81)
  Basic--pro forma                        $       1.34    $       0.19    $      (2.86)

  Diluted--as reported                    $       1.37    $       0.26    $      (2.81)
  Diluted--pro forma                      $       1.30    $       0.19    $      (2.86)
                                          ============    ============    ============

     The Company used the Black-Scholes option-pricing model to estimate the grant date fair value of its stock option grants for the periods presented above. The following Black-Scholes assumptions were used to estimate the grant date fair value of stock options:

Option Assumptions                  2002          2001            2000
                                  --------    ------------    ------------
Dividend yield                         3.9%            4.2%            4.2%
Expected volatility                   40.0%           40.2%           35.2%
Risk-free interest rate                4.7%            4.8%            6.2%
Expected option term               7 years         5 years         5 years
Weighted-average fair value
  of options at grant date        $   6.32    $       4.36    $       3.78
                                  --------    ------------    ------------

CASH AND SHORT-TERM INVESTMENTS

     All highly liquid investments with original maturities of three months or less are considered to be short-term investments. The short-term investments consist primarily of euro-dollar time deposits and money market funds and are stated at cost, which approximates fair market value. See Note 4 for a discussion of restricted short-term investment balances.

RECEIVABLES, NET

     Receivables of the Eckerd retail managed care operations, mail order and pharmacy benefit management operations were $338 million and $341 million as of year-end 2002 and 2001, respectively. See Note 5 for discussion of Eckerd securitization of certain managed care receivables. Renner credit card receivables were $66 million and $80 million as of year-end 2002 and 2001, respectively. Also included in this classification are notes and miscellaneous receivables. A summary of the allowance for bad debts is as follows:


($ in millions)                                   2002        2001        2000
                                                --------    --------    --------
Balance at beginning of year                    $     27    $     30    $     20
Additions, charged to costs
  and expenses                                        32          29          33
Deductions of write-offs, less
  recoveries                                         (45)        (32)        (23)
                                                --------    --------    --------
Balance at end of year                          $     14    $     27    $     30
                                                ========    ========    ========

MERCHANDISE INVENTORIES

     Inventories for Department Stores and Catalog are valued primarily at the lower of cost (using the last-in, first-out or "LIFO" method) or market, determined by the retail method for department stores and average cost for catalog. The lower of cost or market is determined on an aggregate basis for similar types of merchandise. To estimate the effects of inflation/deflation on ending inventory, an internal index is calculated using cost data. Prior to 2002, the internal index was based on the changes in initial retail prices from the beginning to the end of the fiscal year at the merchandise item level. Initial retail pricing is influenced by such factors as: changes in pricing strategies, competitive pricing and changes in styles and fashion, particularly in the apparel lines of merchandise. These factors affect the measurement of price changes, making it difficult to estimate inflation/deflation rates. Beginning in 2002, Department Stores and Catalog changed the basis of the internal index to measure inflation/deflation rates on vendor, or supplier cost. Vendor cost results in a more accurate measurement of inflation/deflation rates used to adjust ending inventory cost under the LIFO method of inventory valuation. For




24 J. C. PENNEY COMPANY, INC.  2002 annual report

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


2002, the internal cost inflation/deflation rates were used to calculate the LIFO adjustment to ending inventory. The change resulted in a LIFO provision for 2002 of $6 million versus a credit of $17 million under the old method. For 2002, net income, basic EPS and diluted EPS were lower by $14 million, $0.06 and $0.05, respectively, as a result of this change. The cumulative effect of the accounting change and pro forma amounts for periods prior to 2002 are not determinable because cost data is not available to calculate internal indices for years prior to 2002.

     In the Eckerd Drugstore segment, pharmaceutical and general merchandise warehouse inventories are valued at the lower of LIFO cost or market. General merchandise at retail drugstore locations is valued using a modified retail method. Eckerd utilizes internally developed price indices based on cost to estimate the effects of inflation on inventories.

     The total Company LIFO charges included in cost of sales were $26 million, $38 million and $69 million in 2002, 2001 and 2000, respectively. If the first-in, first-out or "FIFO" method of inventory valuation had been used instead of the LIFO method, inventories would have been $403 million and $377 million higher at January 25, 2003 and January 26, 2002, respectively.

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

     Routine maintenance and repairs are expensed when incurred. Major replacements and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts, with any resulting gain or loss included in net income.

CAPITALIZED SOFTWARE COSTS

     Costs associated with the acquisition or development of software for internal use are capitalized and amortized over the expected useful life of the software, generally between three and seven years.

GOODWILL AND OTHER INTANGIBLE ASSETS

     Effective January 27, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Upon adoption, the Company ceased amortization of goodwill and other indefinite-lived intangible assets, primarily the Eckerd trade name. These assets are now subject to an impairment test on an annual basis, or when there is reason to believe that their values have been diminished or impaired. Additionally, a transitional impairment test was required as of the adoption date. These impairment tests were performed on each business of the Company where goodwill is recorded. The net carrying value of goodwill and the Eckerd trade name was $2,643 million as of January 26, 2002. The Company completed the transitional impairment test on the Eckerd trade name in the first quarter of 2002 and the transitional goodwill impairment test in the second quarter of 2002 and determined that there was no evidence of impairment.

     In the fourth quarter of 2002, the Company completed its annual impairment analysis and determined that there was no evidence of impairment. The fair value of the Company's identified reporting units was estimated using the expected present value of corresponding future cash flows and market values of comparable businesses where available. Other intangible assets with estimable useful lives will continue to be amortized over those lives.

     The following table sets forth the condensed consolidated pro forma results of operations as if SFAS No. 142 had been in effect for all years presented:

($ in millions, except EPS)          2002            2001            2000
                                 -------------   -------------   -------------
Reported net income/(loss)       $         405   $          98   $        (705)
Goodwill and trade name
  amortization, net of tax                  --              72              72
                                 -------------   -------------   -------------
Adjusted net income/(loss)       $         405   $         170   $        (633)
                                 =============   =============   =============

Basic EPS:
Reported net income/(loss)       $        1.41   $        0.26   $       (2.81)
Goodwill and trade name
  amortization, net of tax                  --            0.27            0.27
                                 -------------   -------------   -------------
Adjusted net income/(loss)       $        1.41   $        0.53   $       (2.54)
                                 =============   =============   =============

Diluted EPS:
Reported net income/(loss)       $        1.37   $        0.26   $       (2.81)
Goodwill and trade name
  amortization, net of tax                  --            0.27            0.27
                                 -------------   -------------   -------------
Adjusted net income/(loss)       $        1.37   $        0.53   $       (2.54)
                                 =============   =============   =============


     Intangible assets consisted of the following:

($ in millions)                              2002       2001
                                           --------   --------
AMORTIZING INTANGIBLE ASSETS:
  Prescription files                       $    289   $    258
  Less accumulated amortization                 157        121
                                           --------   --------
  Prescription files, net                       132        137
                                           --------   --------
  Favorable lease rights                        205        204
  Less accumulated amortization                 165        136
                                           --------   --------
  Favorable lease rights, net                    40         68
                                           --------   --------
  Carrying amount of amortizing
    intangible assets                           172        205

NON-AMORTIZING INTANGIBLE ASSETS
  Eckerd trade name(1)                          322        322
                                           --------   --------
Total intangible assets                    $    494   $    527
                                           ========   ========

     (1) Eckerd trade name is net of accumulated amortization of $47 million for year-end 2001.






                               2002 annual report J. C. PENNEY COMPANY, INC. 25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


     The following table provides amortization expense for the periods presented. Amortization expense related to major business acquisitions is reported as acquisition amortization on the consolidated statements of operations. The remaining amount of amortization expense is included in selling, general and administrative (SG&A) expenses.

($ in millions)                                     2002       2001       2000
                                                  --------   --------   --------
Major business acquisitions(1)                    $     42   $    121   $    122
Other acquisitions                                      23         20         17
                                                  --------   --------   --------
  Total for amortizing
    intangible assets                             $     65   $    141   $    139
                                                  ========   ========   ========

(1) Includes amortization expense of $75 million and $76 million related to goodwill and trade name for the years ending January 26, 2002 and January 27, 2001, respectively, before the adoption of SFAS No. 142. Major business acquisitions include Eckerd Corporation acquired in early 1997, Lojas Renner S.A. acquired in January 1999 and Genovese Drug Stores, Inc. acquired in March 1999.

     Amortization expense for the intangible assets reflected on the previous page is expected to be approximately (in millions) $65, $33, $25, $15 and $9 for fiscal years 2003, 2004, 2005, 2006 and 2007, respectively. Of these amounts, amortization related to major business acquisitions is expected to be approximately (in millions) $40, $9, $6, $1 and $0 for fiscal years 2003, 2004, 2005, 2006 and 2007, respectively.

     The carrying amount of goodwill was $2,321 million at the beginning of 2002 and decreased to $2,304 million at January 25, 2003, due to currency translation adjustments. At January 25, 2003, the total carrying amount of goodwill consisted of $35 million for the Department Store and Catalog segment and $2,269 million for the Eckerd Drugstore segment.

IMPAIRMENT OF LONG-LIVED ASSETS

     In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Factors considered important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results and significant changes in the manner of use of the assets or the Company's overall business strategies. For long-lived assets held for use, SFAS No. 144 requires that if the sum of the future cash flows expected to result from the use and eventual disposition of a company's long-lived assets, undiscounted and without interest charges, is less than the reported value of those assets, an asset impairment must be recognized in the financial statements. The amount of such impairment is calculated by subtracting the fair value of the assets from the reported value of the assets. SFAS No. 144 requires that a long-lived asset to be abandoned be considered held and used until it is disposed of. For a long-lived asset to be disposed of by sale or otherwise, the unit of accounting is the group (disposal group) that represents assets to be disposed of together as a group in a single transaction and liabilities directly associated with these assets that will be transferred in the transaction. SFAS No. 144 establishes six criteria that must be met before a long-lived asset may be classified as held for sale. Assets that meet those criteria are no longer depreciated, and are measured at the lower of carrying amount at the date the asset initially is classified as held for sale or its fair value less costs to sell.

     Based on management's ongoing review of the performance of its portfolio of stores and other facilities, impairment losses totalling $76 million were recorded for underperforming department stores in the United States and Mexico and certain catalog and other facilities. These charges are reflected in other unallocated, which is a component of income from continuing operations in the accompanying consolidated statement of operations. See further discussion in
Note 16.

ACCOUNTING FOR DEBT EXCHANGE

     The Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," in the second quarter of 2002, concurrent with the initial closing of notes tendered in the Company's debt exchange. Statement No. 145 rescinded Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt - an amendment of APB Opinion No. 30," which required any gain or loss from extinguishment of debt to be classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," will now be used to classify those gains and losses. In accordance with SFAS No. 145, the net loss on the debt exchange of approximately $0.4 million was recorded as net interest expense in income from continuing operations and is more fully discussed in Note 10.

EXIT OR DISPOSAL ACTIVITY COSTS

     In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that costs associated with exit or disposal activities be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. This Statement is effective for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. The Company adopted the provisions of SFAS No. 146 in the third quarter of 2002. As a result, certain costs associated with exit or disposal activities are recorded in later periods than under the previous rules, but the change did not have a material impact on the Company's results of operations or financial condition.




26 J. C. PENNEY COMPANY, INC.  2002 annual report

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


FOREIGN CURRENCY TRANSLATION

     Financial statements of subsidiaries outside the U.S. are measured using the local currency as the functional currency. Assets and liabilities for these subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, while revenues and expenses are translated using average currency rates during the reporting period. Adjustments from such translations are accumulated in the equity section of the consolidated balance sheet under the caption, "Accumulated other comprehensive (loss)."

EFFECT OF NEW ACCOUNTING STANDARDS

     Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," becomes effective for the Company in fiscal 2003. The consensus reached on this issue was that cash consideration received from a vendor is presumed to be a reduction of the cost of merchandise and should be recorded as a reduction of cost of goods sold unless the consideration is for either (1) payment for assets or services and therefore revenue, or (2) a reimbursement of costs incurred to advertise the vendor's products, and therefore, a reduction of advertising expense. The Company's current accounting for funds received from vendors is consistent with that proposed under EITF 02-16; therefore, this issue will not have a material effect on the Company's consolidated financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." Disclosures related to this interpretation are effective for 2002 annual reports, and the accounting requirements are effective for guarantees entered into or modified after December 31, 2002, and require all guarantees and indemnifications within its scope to be recorded at fair value as liabilities, and the maximum possible loss to the Company under these guarantees and indemnifications to be disclosed. Current year disclosures related to guarantees are included in Note 19. Adoption of FIN 45 did not have a material impact on the Company's consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Costs - Transition and Disclosure." This statement amends SFAS No. 123 and provides alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based compensation. It also requires additional disclosures about the effects on reported net income of an entity's accounting policy with respect to stock-based employee compensation. As discussed under accounting for stock options on page 15, the Company accounts for stock-based compensation in accordance with APB 25 and has adopted the disclosure-only alternative of SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 for fiscal 2002.

     On January 17, 2003, FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51," was issued. The primary objective of FIN 46 is to provide guidance on the identification and consolidation of variable interest entities, or VIEs, which are entities for which control is achieved through means other than through voting rights. The provisions of FIN 46 are required to be adopted by the Company in fiscal 2003. The Company does not expect the adoption of FIN 46 to have a material impact on its financial position, results of operations or cash flows.

2 DISCONTINUED OPERATIONS

     In June 2001, JCP closed on the sale of its Direct Marketing Services (DMS) business and received cash of approximately $1.3 billion ($1.1 billion after tax). Upon completion of the transaction, the loss was increased from the original estimate by $16 million, from $296 million to $312 million. The $296 million was reflected in the 2000 consolidated financial statements as the estimated net loss on the sale. The additional net loss of $16 million was reflected in 2001 as a loss on the sale of discontinued operations.

     During 2002, new federal income tax regulations were issued that entitled the Company to additional tax benefits on the transaction from increased capital loss deductions. The Internal Revenue Service reviewed this transaction and concurred with the Company's treatment of the capital loss amounts based on the new regulations. The Internal Revenue Service and the Company entered into an agreement confirming this treatment. The $34 million reduction of the tax liability from the original tax provision on the sale is presented as a gain on the sale of discontinued operations in the accompanying 2002 consolidated statement of operations.

     Concurrent with the closing, JCP entered into a 15-year strategic marketing arrangement with AEGON, N.V. whereby JCP will receive cash payments based on the marketing and sale of various financial and membership services products to JCPenney customers.

     DMS net revenues were $553 million and $1,164 million for 2001 and 2000, respectively.

3 EARNINGS PER SHARE

The following potential shares of common stock and their effects on income were excluded from the diluted EPS calculations because the effect would be anti-dilutive:

     o At January 25, 2003, January 26, 2002 and January 27, 2001, options to purchase 9 million, 9 million and 18 million shares of common stock at prices ranging from $21 to $71, $23 to $71 and $9 to $71 per share, respectively, were excluded from the 2002, 2001 and 2000 calculations, respectively.



                               2002 annual report J. C. PENNEY COMPANY, INC.  27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



     o The $650 million aggregate principal amount of subordinated notes issued in October 2001 and convertible into approximately 22.8 million shares of common stock were excluded from the 2001 calculation. These notes are convertible at any time prior to maturity, unless previously redeemed, at the option of the holders into shares of common stock at a conversion price of $28.50 per share, subject to certain adjustments.

     o Outstanding preferred stock convertible into 11 million, 12 million and 13 million common shares at January 25, 2003, January 26, 2002 and January 27, 2001, respectively, were excluded from the 2002, 2001 and 2000 calculations, respectively.

     o For 2000, restricted stock units convertible into 1.4 million shares of stock were excluded from the calculations.

The computation of basic and diluted EPS follows:


(in millions, except per share data)                        INCOME/(LOSS)  AVERAGE SHARES       EPS
                                                            ------------   --------------   ------------
2002
Income from continuing operations                           $        371
Less: preferred stock dividends                                       27
                                                            ------------    ------------    ------------
CONTINUING OPERATIONS - BASIC                                        344             267    $       1.28

Effect of dilutive securities:
     Stock options and restricted stock units                         --               3
     5% convertible debt                                              23              23
                                                            ------------    ------------    ------------
CONTINUING OPERATIONS - DILUTED                                      367             293            1.25
                                                            ------------    ------------    ------------

GAIN ON SALE OF DISCONTINUED OPERATIONS                               34
     Basic                                                                           267            0.13
     Diluted                                                                         293            0.12
                                                            ------------    ------------    ------------
NET INCOME
     Basic                                                  $        378             267    $       1.41
     Diluted                                                $        401             293    $       1.37
                                                            ============    ============    ============
2001
Income from continuing operations                           $        114
Less: preferred stock dividends                                       29
                                                            ------------    ------------    ------------
CONTINUING OPERATIONS - BASIC                                         85             263    $       0.32

Stock options and restricted stock units                              --               4
                                                            ------------    ------------    ------------
CONTINUING OPERATIONS - DILUTED                                       85             267            0.32
                                                            ------------    ------------    ------------
(LOSS) ON SALE OF DISCONTINUED OPERATIONS                            (16)
     Basic                                                                           263           (0.06)
     Diluted                                                                         267           (0.06)
                                                            ------------    ------------    ------------
NET INCOME                                                  $         69
     Basic                                                                           263    $       0.26
     Diluted                                                                         267    $       0.26
                                                            ============    ============    ============
2000
(Loss) from continuing operations                           $       (568)
Less: preferred stock dividends                                       33
                                                            ------------    ------------    ------------
CONTINUING OPERATIONS - BASIC/DILUTED                               (601)            262    $      (2.29)

DISCONTINUED OPERATIONS - BASIC/DILUTED                              159             262            0.61

(LOSS) ON SALE OF DISCONTINUED OPERATIONS - BASIC/DILUTED           (296)            262           (1.13)
                                                            ------------    ------------    ------------
NET (LOSS) - BASIC/DILUTED                                  $       (738)            262    $      (2.81)
                                                            ============    ============    ============




28  J. C. PENNEY COMPANY, INC.  2002 annual report

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS





4 CASH AND SHORT-TERM INVESTMENTS

     Restricted short-term investment balances of $86 million and $114 million for 2002 and 2001, respectively, were included in the total cash and short-term investment balances of $2,474 million and $2,840 million for the same periods. Restricted balances are pledged as collateral for import letters of credit not included in the bank credit facility and for a portion of casualty insurance program liabilities. Cash and short-term investments on the consolidated balance sheet include $6 million of cash for both 2002 and 2001.

5 ECKERD RECEIVABLES SECURITIZATION

     In May 2001, Eckerd securitized certain managed care receivables by forming a bankruptcy-remote special purpose entity, ECR Receivables, Inc. (ECR), which in turn entered into a three-year revolving receivables purchase facility agreement with an unrelated entity, Three Rivers Funding Corporation (TRFC), an asset-backed commercial paper conduit sponsored by Mellon Financial Corporation. Effective February 3, 2003, Bryant Park Funding LLC (Bryant Park) and HSBC Bank USA were added as purchasers. Under the facility, Eckerd sells to ECR, on a continuous basis, all of its managed care receivables. ECR then sells to TRFC or Bryant Park an undivided interest in all eligible receivables while maintaining a subordinated interest, in the form of overcollateralization, in a portion of the receivables. JCP, through Eckerd, received cash proceeds of $200 million in May 2001 from the sale. On February 3, 2003, approximately $50 million of cash proceeds was received. Eckerd has agreed to continue servicing the sold receivables at market rates; accordingly, no servicing asset or liability has been recorded.

     As of January 25, 2003, securitized managed care receivables totaled $324 million, of which the subordinated retained interest was $124 million. The portion of the receivables in which third parties have an undivided ownership interest qualifies as a sale under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," and has been reflected as a reduction of receivables in the accompanying consolidated balance sheets. Losses and expenses related to receivables sold under this agreement in 2002 and 2001 totaled $4 million and $5 million, respectively, and are included in other unallocated.

6 FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used in estimating the fair values of financial instruments:

CASH AND SHORT-TERM INVESTMENTS

     The carrying amount approximates fair value because of the short maturity of these instruments.

SHORT-TERM AND LONG-TERM DEBT

     Carrying value approximates fair value for short-term debt. The fair value of long-term debt, excluding capital leases, is estimated by obtaining quotes from brokers or is based on current rates offered for similar debt. At January 25, 2003, long-term debt, including current maturities, had a carrying value of $5.2 billion and a fair value of $4.9 billion. At January 26, 2002, long-term debt, including current maturities, had a carrying value of $6.1 billion and a fair value of $5.4 billion.

CONCENTRATIONS OF CREDIT RISK

     The Company has no significant concentrations of credit risk.

7 OTHER ASSETS

($ in millions)                            2002     2001
                                          ------   ------
Prepaid pension                           $1,172   $  892
Capitalized software, net                    228      229
Leveraged lease investments                  131      132
Real estate investments                      106      104
Deferred catalog book costs                   73       86
Debt issuance costs, net                      46       43
Other                                         59       48
                                          ------   ------
Total                                     $1,815   $1,534
                                          ======   ======

8 ACCOUNTS PAYABLE AND ACCRUED EXPENSES

($ in millions)                             2002    2001
                                          ------   ------
Accounts payable, primarily trade         $1,792   $1,551
Accrued salaries, vacation and bonus         570      541
Advertising payables                         187      136
Customer gift cards/certificates             173      161
Pharmacy payables                            131       69
Taxes payable                                123      158
Interest payable                             122      137
Workers' compensation and
  general liability insurance                 99      102
Rent payable                                  91       90
Restructuring reserves                        37       55
Common dividends payable                      34       34
Other(1)                                     432      431
                                          ------   ------
   Total                                  $3,791   $3,465
                                          ======   ======


(1) Other includes various components that are individually insignificant such as general accrued expenses related to operations and fixed asset accruals. Also included in other is $3 million at year-end 2002 and $4 million at year-end 2001, which represents the remaining balance of a $20 million reserve that was originally established as part of the Company's sale of its proprietary credit card receivables to General Electric Capital Corporation in 1999. This reserve was established to cover potential bad debts on certain types of accounts.





                               2002 annual report J. C. PENNEY COMPANY, INC.  29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


9 SHORT-TERM DEBT

     The Company's Brazilian subsidiary, Renner, had short-term debt outstanding of $13 million at January 25, 2003 and $15 million at January 26, 2002.

     In May 2002, JCP and J. C. Penney Company, Inc. entered into a three-year, $1.5 billion revolving bank line of credit (credit facility) with a syndicate of banks with JPMorgan Chase Bank as administrative agent. This credit facility replaced a $1.5 billion facility that was scheduled to expire in November 2002 and a $630 million letter of credit facility. The credit facility may be used for general corporate purposes, including the issuance of letters of credit. No borrowings, other than the issuance of trade and standby letters of credit, which totaled $206 million as of the end of 2002, have been made under this credit facility.

     Key terms of this credit facility include a financial performance covenant, which consists of a maximum ratio of total debt to consolidated EBITDA (as defined in the credit agreement) as measured on a trailing four quarters basis, calculated at the end of each fiscal quarter. In addition, the amount of outstanding indebtedness under the agreement is subject to a limitation based on the value of collateral to total indebtedness, as defined in the credit facility agreement. At January 25, 2003, the Company was in compliance with all financial covenants of the credit agreement.

     Any indebtedness incurred by JCP under the credit facility is collateralized by all eligible domestic department store and catalog inventory, as defined in the credit facility agreement, which can be released as performance improvements are achieved and credit ratings by the rating agencies improve. Pricing is tiered based on the corporate credit ratings for JCP by Moody's and Standard & Poor's. Obligations under the credit facility are guaranteed by J. C. Penney Company, Inc. and JCP Real Estate Holdings, Inc., which is a wholly owned subsidiary of JCP.

10 LONG-TERM DEBT

($ in millions)                                          2002            2001
                                                     ------------    ------------
Issue
6.125% to 9.0% Notes, due 2002 to 2097               $      1,928    $      2,625
7.125% to 8.125% Debentures,
  due 2016 to 2037                                          1,525           1,525
6.5% to 7.05% Medium-term notes,
  due 2002 to 2015                                            493             700
5.0% Convertible subordinated
  notes, due 2008                                             650             650
8.25% to 9.75% Sinking fund
  debentures, due 2021 to 2022                                392             405
6.0% Original issue discount
  debentures, due 2006                                        156             146
6.35% to 7.33% Equipment
  financing notes, due 2007                                    25              --
                                                     ------------    ------------
         Total notes and debentures                         5,169           6,051
                                                     ------------    ------------
Capital lease obligations and other                            46              48
Less: current maturities                                     (275)           (920)
                                                     ------------    ------------
Total long-term debt                                 $      4,940    $      5,179
                                                     ============    ============

     Two of the Company's debenture series contain put options where the investor may elect to have the debenture redeemed at par prior to its stated maturity date. These include the 6.9% Notes Due 2026, principal amount $119 million, which may be redeemed August 15, 2003 and the 7.4% Debentures Due 2037, principal amount $400 million, which may be redeemed April 1, 2005. Assuming debenture holders exercise their repayment options, required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations, are (in millions) $394 in 2003, $238 in 2004, $624 in 2005, $187 in 2006, $554 in 2007 and $3,172 thereafter.

     During 2002, $920 million principal amount of notes matured and was paid. During 2001, $250 million principal amount of notes matured and was paid.

     The $650 million of 5% Convertible Subordinated Notes Due 2008 were issued in October 2001. These notes are convertible at any time prior to maturity, unless previously redeemed, at the option of the holders into shares of the Company's common stock at a conversion price of $28.50 per share, subject to certain adjustments. The notes are subordinated to the Company's senior indebtedness. The notes will not be subordinated to JCP's trade payables or other general creditors of JCP. The notes are structurally subordinated to all indebtedness and other liabilities of the Company and its subsidiaries. JCP may redeem the notes on or after October 20, 2004.

     In 2002, JCP borrowed approximately $27 million from Lombard US Equipment Finance Corporation in three separate notes to finance the purchase of equipment for certain department store support centers. The notes, which are secured by the equipment being purchased, mature in 2007, bear interest at rates from 6.35% to 7.33% and are payable in monthly installments. Principal payments of $2 million were made during 2002, resulting in a year-end 2002 balance of $25 million.

     See Note 21 for discussion regarding issuance in February 2003 of $600 million principal amount of 8% Notes Due 2010.

DEBT EXCHANGE

     JCP issued, pursuant to a private placement, 9.0% Notes Due 2012 with an aggregate principal amount of $230.2 million and a fair value of approximately $225 million in exchange for $227.2 million of old notes tendered in response to a June 2002 exchange offer. Approximately $79.4 million principal amount of 6.125% Notes Due 2003, $67.0 million principal amount of 7.375% Notes Due 2004 and $80.8 million principal amount of 6.9% Debentures Due 2026 were tendered in response to the exchange offer. The Company paid total consent fees of $2.2 million for such tendered notes. In accordance with SFAS No. 145, the net loss of approximately $0.4 million was recorded in interest expense in income from continuing operations for the year. No amendments were made to the indentures governing the old notes.

     The Company subsequently filed a registration statement with the Securities and Exchange Commission in order to offer to exchange registered notes for the $230.2 million of notes that were issued in the prior private placement exchange. The registered



30 J. C. PENNEY COMPANY, INC.  2002 annual report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


notes issued pursuant to this exchange are not subject to transfer restrictions, and carry identical terms as the outstanding notes for which they were exchanged.

11 CAPITAL STOCK

     The Company had 48,510 stockholders of record as of January 25, 2003. On a combined basis, the Company's savings plans, including the Company's employee stock ownership plan (ESOP), held 47 million shares of common stock or 16.8% of the Company's common shares after giving effect to the conversion of preferred stock.

PREFERRED STOCK

     The Company has authorized 25 million shares of preferred stock; 554,426 and 604,278 shares of Series B ESOP Convertible Preferred Stock were issued and outstanding as of January 25, 2003 and January 26, 2002, respectively. Each share is convertible into 20 shares of the Company's common stock at a guaranteed minimum price of $30 per common share. Dividends are cumulative and are payable semi-annually at an annual rate of $2.37 per common share equivalent, a yield of 7.9%. Shares may be redeemed at the option of the Company or the ESOP under certain circumstances. The redemption price may be satisfied in cash or common stock or a combination of both, at the Company's sole discretion.

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

12 STOCK-BASED COMPENSATION

     In May 2001, JCP's stockholders approved a new 2001 Equity Compensation Plan (2001 Plan), which initially reserved 16 million shares of common stock for issuance, plus 1.2 million shares reserved but not subject to awards under the Company's 1997 and 2000 equity plans. The 2001 Plan provides for grants to associates of options to purchase the Company's common stock, stock awards or stock appreciation rights. No future grants will be made under the 1997 and 2000 plans. At January 25, 2003, 13.1 million shares of stock were available for future grants. Stock options and awards typically vest over performance periods ranging from one to five years. The number of option shares is fixed at the grant date, and the exercise price of stock options is generally set at the market price on the date of the grant. The 2001 Plan does not permit stock options below grant date market value. Options have a maximum term of 10 years. Over the past several years, the Company's net stock option grants (stock options granted during the year, less any forfeitures or terminations) have averaged about 1.5% of total outstanding stock. The 2001 Plan also provides for grants of stock awards and stock options to outside members of the Board of Directors. Stock options acquired by such directors are not transferable until a director terminates service.


STOCK OPTIONS

     At January 25, 2003, options to purchase 22.3 million shares of common stock were outstanding. If all options were exercised, common shares outstanding (including common equivalents of outstanding preferred stock) would increase by 8%. At the end of 2002, 14.6 million, or 65% of the 22.3 million outstanding options, were exercisable. Of those, only 42% were "in-the-money" or had an exercise price below the closing price of $19.39 on January 25, 2003, as shown in the following schedule:

(shares in thousands, price is weighted average exercise price)


                                     Exercisable                      Unexercisable                        Total
                            -------------------------------   -------------------------------   -------------------------------
                             Shares       %         Price      Shares       %         Price      Shares       %         Price
                            --------   --------    --------   --------   --------    --------   --------   --------    --------
In-the-money                   6,118         42%   $  15.43      2,627         34%   $  15.64      8,745         39%   $  15.50
Out-of-the-money(1)            8,433         58%   $  45.43      5,089         66%   $  20.82     13,522         61%   $  36.17
                            --------   --------    --------   --------   --------    --------   --------   --------    --------

Total options outstanding     14,551        100%   $  32.82      7,716        100%   $  19.06     22,267        100%   $  28.05
                            ========   ========    ========   ========   ========    ========   ========   ========    ========


(1) Out-of-the-money options are those with an exercise price equal to or above the closing price of $19.39 at the end of 2002.



                                2002 annual report J. C. PENNEY COMPANY, INC. 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


     A summary of stock option activity follows:

(shares in thousands, price is weighted average exercise price)

                                           OUTSTANDING                     EXERCISABLE
                                 -------------------------------  ----------------------------
                                    SHARES              PRICE          SHARES         PRICE
                                 ------------       ------------   ------------   ------------
   January 29, 2000                    11,832       $         43          6,913   $         48
   Granted                              7,294(1)              16
   Canceled/forfeited                    (959)                35
                                 ------------       ------------   ------------   ------------
   January 27, 2001                    18,167       $         33          6,592   $         48
   Granted                              3,402                 16
   Exercised                              (56)                17
   Canceled/forfeited                  (2,823)                29
                                 ------------       ------------   ------------   ------------
   January 26, 2002                    18,690       $         30          5,840   $         48
   Granted                              4,993                 20
   Exercised                             (610)                15
   Canceled/forfeited                    (806)                38
                                 ------------       ------------   ------------   ------------
   January 25, 2003                    22,267       $         28         14,551   $         33

(1) Includes 3.5 million options granted to the Company's chairman pursuant to his 2000 employment agreement at an exercise price of $16.06, while the stock price on the grant date was $13.63. These options vest over a five-year period.

     The following table summarizes stock options outstanding at January 25, 2003:

(shares in thousands, price is weighted average)

                            OUTSTANDING                      EXERCISABLE
                -------------------------------------- -----------------------
  EXERCISE                                  REMAINING
PRICE RANGE       SHARES        PRICE     TERM (YEARS)   SHARES        PRICE
                ----------   ----------   ------------ ----------   ----------
$ 9.32-$14.66        2,764   $    14.26         7.89        2,457   $    14.54
$14.87-$18.29        5,970        16.07         7.35        3,654        16.03
$18.44-$24.80        4,974        20.32         9.05           87        20.57
$25.31-$36.06        4,051        35.31         5.61        3,905        35.59
$36.19-$48.50        2,701        46.14         2.73        2,641        46.18
$50.91-$71.28        1,807        66.60         3.35        1,807        66.60
                ----------   ----------   ----------   ----------   ----------
Total               22,267   $    28.05         6.62       14,551   $    32.82
                ==========   ==========   ==========   ==========   ==========


     The Company follows the intrinsic value expense recognition provisions of APB 25 as permitted by SFAS No. 123. As a result, no compensation expense is recognized for stock options. As required by SFAS No. 123, the Company estimates the pro forma effect of recording the estimated Black-Scholes fair value of stock options as expense over the vesting period (see Note 1).

RESTRICTED STOCK

     The Company awarded approximately 227,000, 133,000 and 1.5 million shares of restricted stock with weighted-average grant-date fair values per share of $20.09, $15.94 and $13.60, respectively, in 2002, 2001 and 2000, respectively.
Total expense recorded for stock-based employee compensation awards was $5.1 million, $7.5 million and $6.1 million in 2002, 2001 and 2000, respectively.

13 INTEREST EXPENSE, NET

($ in millions)                  2002           2001              2000
                             ------------    ------------    ------------
Short-term debt              $          4    $         --    $         13
Long-term debt                        403             426             464
Short-term investments                (41)            (50)            (45)
Other, net                             22              10              (5)
                             ------------    ------------    ------------
Total                        $        388    $        386    $        427
                             ============    ============    ============


14 LEASES

     The Company conducts the major part of its operations from leased premises that include retail stores, catalog fulfillment centers, warehouses, offices and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises. Rent expense for real property operating leases totaled $734 million in 2002, $705 million in 2001 and $711 million in 2000, including contingent rent, based on sales, of $59 million, $58 million and $59 million for the three years, respectively.

     JCP also leases data processing equipment and other personal property under operating leases of primarily three to five years. Rent expense for personal property leases was $147 million in 2002, $128 million in 2001 and $152 million in 2000.

     Future minimum lease payments for non-cancelable operating and capital leases, net of executory costs, principally real estate taxes, maintenance and insurance, and subleases, as of January 25, 2003, were:


   ($ in millions)                       Operating   Capital
                                         ---------   -------
   2003                                 $     671    $    17
   2004                                       611         16
   2005                                       544         12
   2006                                       494          4
   2007                                       455          2
   Thereafter                               4,128         --
                                        ---------    -------
   Total minimum lease payments         $   6,903    $    51
                                        ---------    -------
   Present value                        $   3,581    $    43
   Weighted average interest rate             9.9%       9.2%


32 J. C. PENNEY COMPANY, INC.  2002 annual report

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


15 RETIREMENT BENEFIT PLANS

     The Company provides retirement and other post-retirement benefits to substantially all employees (associates), except for associates hired or rehired on or after January 1, 2002 who are not eligible for retiree medical or dental coverage. These benefits are an important part of the Company's total compensation and benefits program designed to attract and retain qualified and talented associates. The Company's retiree benefit plans consist principally of a non-contributory pension plan, non-contributory supplemental retirement and deferred compensation plans for certain management associates, a contributory medical and dental plan, and a 401(k) and employee stock ownership plan. Total Company expense/(income) for all retirement-related benefit plans was $139 million, $34 million and $(35) million in 2002, 2001 and 2000, respectively. These plans are described in more detail below. See Management's Discussion and Analysis under Critical Accounting Policies on pages 5-7 for additional discussion of the Company's defined benefit pension plan and Note 1 on page 23 for the Company's accounting policies regarding retirement-related benefits.

DEFINED BENEFIT PENSION PLANS -- FUNDED

     The Company and certain of its subsidiaries provide associates who have completed at least 1,000 hours of service generally in a 12 consecutive month period and have attained age 21 with a non-contributory pension plan. The plan is funded by Company contributions to a trust fund, which is held for the sole benefit of participants and beneficiaries. Participants generally become 100% vested in the plan after five years of employment or at age 65. Pension benefits are calculated based on an associate's average final pay, an average of the social security wage base, and the associate's credited service (up to 35 years), as defined in the plan document. In 2001, the Company adopted an amendment to its pension to freeze benefits and participation for substantially all drugstore associates effective July 31, 2001. In its place, Eckerd adopted a new 401(k) plan which is discussed on page 35. The change in the pension plan was accounted for as a curtailment gain in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The reduction in the projected benefit obligation of approximately $11 million was recorded in Eckerd segment results for 2001 as a reduction of SG&A expenses.

     The Company's funding policy is to maintain a well funded plan throughout all business and economic cycles. The primary pension plan is well diversified with an asset allocation policy that provides for a 70%, 20% and 10% mix of equities (U.S., non-U.S. and private), fixed income (investment grade and high yield) and real estate (private and public), respectively. Although no additional funding was required under ERISA, the Company made a voluntary contribution of $300 million, or $190 million after tax, to its pension plan in October 2002. The assets of the pension plan consist primarily of a balanced portfolio of equity and debt securities managed by third party investment managers.

SUPPLEMENTAL RETIREMENT PLANS -- UNFUNDED

     The Company has unfunded supplemental retirement plans, which provide retirement benefits to certain management associates and other key employees. The primary plans are a Supplemental Retirement Plan and a Benefit Restoration Plan. Supplemental benefits are based on length of service and final average compensation. The Benefit Restoration Plan is intended to make up benefits that could not be paid by the qualified pension plan due to governmental limits on the amount of benefits and the level of pay considered in the calculation of benefits. The Supplemental Retirement Plan also offers participants who leave the Company between ages 60 and 62 benefits equal to the estimated social security benefits payable at age 62. Participation in this plan is limited to associates who were profit-sharing management associates at the end of 1995. Also included in the unfunded plans is a Voluntary Early Retirement Program, which was offered in 1997 to management associates who were at least age 55 with a minimum of 10 years of service and who elected to take early retirement. Several other smaller plans and agreements are also included.

     Net periodic pension cost for the defined benefit plans follows:

PENSION PLANS EXPENSE/(INCOME)


   ($ in millions)                             2002          2001          2000
                                            ----------    ----------    ----------
   Service costs                            $       71    $       82    $       92
   Interest costs                                  193           189           186
   Projected return on assets                     (283)         (348)         (354)
   Net amortization                                 40             3           (19)
   Curtailment gain                                 --           (11)           --
                                            ----------    ----------    ----------
   Net periodic pension
     plans expense/(income)                 $       21    $      (85)   $      (95)
                                            ==========    ==========    ==========

SUPPLEMENTAL PLANS EXPENSE

($ in millions)                                2002          2001          2000
                                            ----------    ----------    ----------
   Service costs                            $        3    $        3    $        3
   Interest costs                                   22            22            23
   Projected return on assets                       --            --            --
   Net amortization                                  9             5             6
                                            ----------    ----------    ----------
   Net supplemental
     plans expense                          $       34    $       30    $       32
                                            ==========    ==========    ==========




                               2002 annual report J. C. PENNEY COMPANY, INC.  33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



     The following provides a reconciliation of benefit obligations, plan assets and the funded status of the defined benefit pension and supplemental retirement plans:

ASSETS AND OBLIGATIONS

                                     PENSION PLANS                SUPPLEMENTAL PLANS
                             ----------------------------    ----------------------------
($ in millions)                  2002            2001            2002            2001
                             ------------    ------------    ------------    ------------
CHANGE IN
  PROJECTED
  BENEFIT
  OBLIGATION
Beginning of year            $      2,754    $      2,574    $        310    $        321
  Service and
    interest costs                    264             272              25              25
  Actuarial loss                       88              73              39              11
  Benefits (paid)                    (187)           (184)            (28)            (28)
  Amendments
    and other                          --              19              12             (19)
                             ------------    ------------    ------------    ------------
End of year                  $      2,919    $      2,754    $        358    $        310
                             ------------    ------------    ------------    ------------
CHANGE IN FAIR
  VALUE OF PLAN
  ASSETS
Beginning of year            $      3,074    $      3,753    $         --    $         --
  Company
    contributions                     300               2              28              28
  Actual return
    on assets                        (215)           (497)             --              --
  Benefits (paid)                    (187)           (184)            (28)            (28)
                             ------------    ------------    ------------    ------------
End of year                  $      2,972    $      3,074    $         --    $         --
                             ------------    ------------    ------------    ------------
FUNDED STATUS
  OF PLAN
Excess of fair value
  over projected
  benefits                   $         53    $        320    $       (358)   $       (310)
Unrecognized
  losses and prior
  service cost                      1,119             572             116              85
                             ------------    ------------    ------------    ------------
Prepaid pension
  cost/(accrued
  liability)                 $      1,172    $        892    $       (242)   $       (225)
                             ============    ============    ============    ============

     At the measurement date of October 31, 2002, the fair value of pension plan assets exceeded both the projected benefit obligation and the accumulated benefit obligation. Therefore, the Company was not required to reflect a minimum liability adjustment under SFAS No. 87, which would have removed the prepaid pension cost of $1,172 million with the offset of approximately $700 million net of taxes charged against stockholders' equity. The prepaid pension cost carried on the Company's balance sheet as of year-end 2002 represents pension funding as well as return on plan assets in excess of pension expense recognized through the statement of operations. The prepaid pension cost has accumulated from the inception of the pension plan in 1966 principally as a result of the Company's policy to target a funded ratio in the range of 110% to 130%.

     As a result of the weakness in the global equity markets over the past several years, the pension surplus of the defined benefit pension plans has declined from approximately $1.2 billion in 2000 to a surplus of $53 million at the measurement date in 2002. The decline is reflected in the unrecognized losses of $1,119 million and will be amortized, subject to a corridor as permitted under SFAS No. 87, as pension expense over the average remaining service period of the covered workforce. Such amortization will reduce the prepaid pension cost.

     In addition to the accrued liability for the supplemental retirement plans, the additional minimum liability balance was $97 million and $84 million in 2002 and 2001, respectively.

     The following table presents significant assumptions used:

ASSUMPTIONS

                                     2002         2001         2000
                                    ------       ------       -----
   Discount rate                     7.10%        7.25%       7.75%
   Expected return on assets          8.9%         9.5%        9.5%
   Salary progression rate            4.0%         4.0%        4.0%
   Measurement date                 10/31        10/31        10/31

     Given lower asset returns over the past few years and lower expected future returns, the Company lowered the expected rate of return on plan assets from 9.5% to 8.9% as of October 31, 2002, which will be used to develop the pension expense for 2003. The Company used 9.5% to develop the 2002 pension expense, which was the expected rate of return as of October 31, 2001. The effect of the lower expected return will be reflected in the calculation of net periodic pension cost for fiscal 2003.

OTHER POST-RETIREMENT BENEFIT PLANS

     The Company provides medical and dental benefits to retirees based on age and years of service. Benefits under these plans are unfunded. The Company provides a defined dollar commitment toward retiree medical costs. In 2001, the Company amended these plans to further reduce and limit Company contributions. These changes were accounted for as a negative plan amendment in accordance with SFAS No. 106. Accordingly, the effects of reducing the benefit obligation are being amortized over the remaining years of service to eligibility of the active plan participants. The Company began recognizing the costs under the amended plans in the third quarter of 2001. The decrease in the net periodic post-retirement benefit cost from 2000 to 2002 is due to the changes discussed above.





34  J. C. PENNEY COMPANY, INC.  2002 annual report

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     The net periodic post-retirement benefit cost follows:

POST-RETIREMENT BENEFIT COST


($ in millions)                    2002        2001        2000
                                 --------    --------    --------

Service costs                    $      3    $      4    $      3
Interest costs                         16          24          26
Net amortization                      (16)         (8)         (4)
                                 --------    --------    --------
Net periodic post-
  retirement benefit cost        $      3    $     20    $     25
                                 ========    ========    ========


     A reconciliation of the benefit obligation follows:

BENEFIT OBLIGATION



   ($ in millions)                        2002         2001
                                       ----------   ----------
Accumulated benefit obligation         $      193   $      235
                                       ----------   ----------
Net unrecognized losses
 and prior service cost                       111           80
                                       ----------   ----------
Net medical and dental liability       $      304   $      315
                                       ==========   ==========

     The Company's post-retirement benefit plans were amended in 2001 to reduce the per capita dollar amount of the benefit costs that would be paid by the Company. Thus, changes in the assumed or actual health care cost trend rates do not materially affect the accumulated post-retirement benefit obligation or the Company's annual expense. Company-provided costs for retirees over age 80 on January 1, 2002 do still increase by up to 5% per year. The Company has assumed that the full 5% increase will be granted in each future year.

DEFINED CONTRIBUTION PLANS

     The Company's Savings, Profit-Sharing and Stock Ownership Plan is a defined contribution plan available to all eligible associates of JCP and certain subsidiaries. Additionally, the Company has a Mirror Plan, which is offered to certain management associates. Associates who have completed at least 1,000 hours of service within an eligibility period (generally 12 consecutive months) and have attained age 21 are eligible to participate in the plan. Vesting of Company contributions occurs over a five-year period. The Company contributes to the plan an amount equal to 4.5% of the Company's available profits, which totaled $27 million and $10 million in 2002 and 2001, respectively. Additionally, discretionary matching contributions of Company stock were made totaling $20 million and $48 million in 2002 and 2001, respectively. Associates have the option of reinvesting matching contributions made in Company stock into a variety of investment options, primarily mutual funds.

     Effective January 1, 2002, Eckerd adopted a new 401(k) plan for all eligible drugstore associates. Account balances for Eckerd associates who were participants in the Company's Savings, Profit Sharing and Stock Ownership Plan were transferred to the new plan. Eckerd provides eligible drugstore associates with a guaranteed match of $1.50 for each $1.00 contributed on the first 2% of pay and a $1.00 for $1.00 match on the next 1% of pay, and Eckerd contributions vest immediately. Eckerd matching contributions were $31 million in 2002.

     Total Company expense for defined contribution plans for 2002, 2001 and 2000 was $81 million, $69 million and $3 million, respectively.

16 OTHER UNALLOCATED

     Other unallocated contains items that are related to corporate initiatives or activities, which are not allocated to an operating segment and consisted of the following:

($ in millions)                                 2002     2001     2000
                                               -----    -----    -----
Asset impairments,
  PVOL and other
  unit closing costs                           $ 105    $  63    $ 488
Centralized merchandising
  process (ACT) costs                             --       36       55
Gains from sale of real estate
  partnership interests                           --      (57)      --
Real estate activities                           (41)     (31)     (42)
Third party fulfillment losses                    10       19       --
Eckerd receivables financing                       4        5       --
Other                                             15       11       14
                                               -----    -----    -----
  Total                                        $  93    $  46    $ 515
                                               =====    =====    =====

     The Company recorded charges of $105 million in 2002 related primarily to asset impairments and PVOL for certain department stores in the United States and Mexico and certain catalog and other facilities. The impairment charges resulted from the Company's ongoing process to evaluate the productivity of its asset base.

     The Company recorded charges of $63 million in 2001, comprising asset impairments and PVOL, and included $21 million of restructuring charges that principally represented adjustments to the 2000 store closing plan and a modification to include two additional units.

     In 2000, the Company recorded restructuring charges of $488 million, which included a major store closing plan (2000 plan) for both department stores and drugstores. The major actions comprising the plan to close stores consisted of the identification of stores that did not meet the Company's profit objectives, establishment of closing dates (to coincide with termination rights and/or other trigger dates contained in leases, if applicable) and notification of affected parties (e.g., employees, landlords and community representatives) in accordance with the Company's store closing procedures. These closings were over and above normal store closures within a given year. Substantially all of the stores were leased, and the Company is not responsible for the disposal of property, other than fixtures, which for the most part was abandoned.

     As part of the 2000 plan, including the 2001 modification, the Company closed a total of 94 underperforming JCPenney stores and 279 drugstores. Store closing costs included PVOL, asset



                               2002 annual report  J. C. PENNEY COMPANY, INC. 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

impairments, severance and other exit costs. Store assets consist primarily of furniture and fixtures, and buildings and improvements. Asset impairment charges were determined in accordance with SFAS No. 121 and represented the excess of the carrying value of the assets over their estimated fair value. The store closing plans anticipated that the Company would remain liable for all future lease payments. The PVOL was calculated, net of assumed sublease income, using discount rates ranging from 5.2% to 7.0%. A reserve was established for PVOL based on an average of three to six years of lease payments or a negotiated termination fee.

     During 2000, the Company evaluated its investments in long-lived assets to be held and used in operations on an individual store basis, and determined that, based on historical operating results and updated operating projections, asset carrying values on 13 stores were not supported by projected undiscounted cash flows. Accordingly, an impairment charge was recorded to write down the carrying value of store assets to their estimated fair value, which was determined based on projected discounted cash flows.

     Other restructuring costs in 2000 included costs related to the termination of Eckerd's contract with its primary third party information technology service provider and the remaining lease payments associated with the termination of a computer hardware contract, headcount reductions, an asset impairment on Eckerd's web site development initiative and the gain on the sale of a note receivable associated with the divestiture of certain drugstore locations pursuant to a Federal Trade Commission agreement.

     ACT (Accelerating Change Together) was a fundamental rebuilding of the department store process and organization, creating a centralized buying organization. ACT required process and organizational restructuring throughout the company's corporate and field structure for department stores. Incremental ACT costs over the two-year transition period (2000-2001) totaled $91 million. Including $20 million of capitalized hardware and software costs, total ACT expenditures were $111 million. Beginning in 2002, costs associated with centralized merchandising resulting from the ACT initiative are included in segment operating results for Department Stores and Catalog.

     Gains in 2001 of $57 million were recorded primarily on the sale of two real estate partnership interests.

     Real estate activities include operating income for the Company's real estate subsidiary and gains or losses on the sale of facilities that are no longer used in Company operations.

     The Company incurred operating losses related to third party fulfillment operations that were discontinued in 2002.

     Losses and expenses related to receivables sold as part of the Eckerd receivables securitization are recorded in other unallocated. See Note 5 for more information about the securitization of Eckerd receivables.

17 ROLLFORWARD OF RESTRUCTURING RESERVES

     The following table presents the 2002 activity and balances of the reserves established in connection with the Company's restructuring initiatives:

                       BALANCE      CASH         OTHER        BALANCE
($ in millions)        1/26/02    PAYMENTS    ADJUSTMENTS     1/25/03
                       --------   --------    -----------     --------
PVOL                   $    164   $    (58)   $      5        $    111
Severance                     1         (1)         --              --
Contract
  cancellations               9         (5)         (2)              2
                       --------   --------    --------        --------
Total                  $    174   $    (64)   $      3        $    113
                       ========   ========    ========        ========

     The current portion of the reserve is $37 million and $55 million for 2002 and 2001, respectively, and is included in accounts payable and accrued expenses. Costs are being charged against the reserves as incurred. Imputed interest expense associated with the discounting of these lease obligations is included in other unallocated. Reserves are reviewed for adequacy on a periodic basis and are adjusted as appropriate. The balance of the reserves relates principally to the future lease obligations for both department stores and drugstores closed as part of restructuring programs in prior years. Most of the remaining cash payments are expected to be made by the end of 2005.

18 TAXES

     Deferred tax assets and liabilities reflected in the Company's consolidated balance sheet as of January 25, 2003 were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The major components of deferred tax assets/(liabilities) as of January 25, 2003 and January 26, 2002 were as follows:

($ in millions)                                              2002           2001
                                                          ----------    ----------
DEFERRED TAX ASSETS
  Pension and other retiree obligations                   $      248    $      248
  Workers' compensation/general liability                        136           127
  Accrued vacation pay                                            68            65
  Closed unit reserves                                            42            44
  State taxes and net operating losses                           210           190
  Other(1)                                                       115           160
                                                          ----------    ----------
Total deferred tax assets                                        819           834
  Less valuation allowance                                       (97)          (85)
                                                          ----------    ----------
Net deferred tax assets                                   $      722    $      749
                                                          ==========    ==========
DEFERRED TAX LIABILITY
  Depreciation and amortization                               (1,135)       (1,067)
  Prepaid pension                                               (446)         (340)
  Leveraged leases                                              (287)         (297)
  Inventories                                                   (154)         (151)
  Other(2)                                                      (171)         (224)
                                                          ----------    ----------
Total deferred tax (liabilities)                              (2,193)       (2,079)
                                                          ----------    ----------
Net deferred tax (liabilities)                            $   (1,471)   $   (1,330)
                                                          ==========    ==========

(1) Includes certain accrued items not deductible for tax purposes until paid, such as deferred compensation and severance benefits. Also includes certain deferred income items currently recognized for tax purposes.

(2) Includes deferred tax items related to prepaid expenses, property taxes and original issue discount.


36 J. C. PENNEY COMPANY, INC.  2002 annual report

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


     Management's assessment is that the character and nature of future taxable income may not allow the Company to realize certain tax benefits of state net operating losses (NOLs) within the prescribed carryforward period. Accordingly, a valuation allowance has been established for the amount of deferred tax assets generated by state NOLs which may not be realized.

     U.S. income and foreign withholding taxes were not provided on certain unremitted earnings of international affiliates that the Company considers to be permanent investments.

     The components of the provision for income taxes are as follows:

INCOME TAX EXPENSE

($ in millions)                    2002       2001        2000
                                 --------   --------    --------
   CURRENT
   Federal and foreign           $     58   $     10    $   (223)
   State and local                     14         (7)         --
                                 --------   --------    --------
                                       72          3        (223)
                                 --------   --------    --------
   DEFERRED
   Federal and foreign                130         68         (68)
   State and local                     11         18         (27)
                                 --------   --------    --------
                                      141         86         (95)
                                 --------   --------    --------
   Total                         $    213   $     89    $   (318)
                                 ========   ========    ========

     A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

RECONCILIATION OF TAX RATES

(percent of pre-tax income)                  2002         2001         2000
                                           --------     --------     --------
   Federal income tax
     at statutory rate                         35.0%        35.0%       (35.0)%
   State and local income
     tax, less federal income
     tax benefit                                2.7%         3.4%        (2.0%)
   Tax effect of dividends on
     ESOP shares                               (4.5)%       (3.5)%       (1.1)%
   Non-deductible goodwill                       --         11.1%         2.6%
   Mexico asset impairments                     2.6%          --           --
   Other permanent
     differences and credits                    0.7%        (2.3)%       (0.4)%
                                           --------     --------     --------
   Effective tax rate                          36.5%        43.7%       (35.9)%
                                           ========     ========     ========

     The tax rate in 2002 decreased due principally to recent changes in the tax law related to the deductibility of dividends paid to the Company's savings plan and the effects of adopting SFAS No. 142 (amortization of goodwill).

19 LITIGATION, OTHER CONTINGENCIES AND GUARANTEES

     The Company is subject to various legal and governmental proceedings involving routine litigation incidental to the business. This includes the Company being a co-defendant in a class action lawsuit involving the sale of insurance products by a former subsidiary of the Company. While no assurance can be given as to the ultimate outcome of these matters, management currently believes that the final resolution of these actions, individually or in the aggregate, will not have a material adverse effect on the annual results of operations, financial position, liquidity or capital resources of the Company.

     In 2002, management engaged an independent engineering firm to evaluate the Company's established reserves for potential environmental liability associated with facilities, most of which the Company no longer operates. Funds spent to remedy these sites are charged against such reserves. A range of possible loss exposure was developed and the reserve was increased to an amount that the Company believes is adequate to cover estimated potential liabilities.

     Four of the 10 JCPenney department store support centers (SSCs) are operated by outside service providers. Two of the three SSCs scheduled to open in 2003 will also be outsourced. These openings are planned for the first half of 2003. As part of the operating service agreement between JCP and the third party providers, JCP shall assume financial responsibility for the building and equipment leases upon termination of services by either party for any reason. Potential obligations of JCP total $185 million.

     JCP, through a wholly owned subsidiary, has investments in 15 partnerships that own regional mall properties, seven as general partner and eight as a limited partner. The Company's potential exposure to risk is greater in partnerships that it participates in as a general partner rather than as a limited partner. Mortgages on the seven general partnerships total approximately $350 million. These mortgages are non-recourse to the Company, so any financial exposure is minimal. In addition, the subsidiary has guaranteed loans totaling approximately $43 million related to investments in one real estate investment trust (REIT). In the event of possible default, the creditors would recover first from the proceeds of the sale of the properties, next from the general partner, then from other guarantors before JCP's guarantee would be invoked. Management does not believe that any potential financial exposure related to these guarantees would have a material impact on the Company's financial position or results of operations.

     As part of the 2001 DMS sale, JCP signed a guarantee agreement with a maximum exposure of $20 million. This relates to the 1994 sale of a block of long-term care business by a former subsidiary of JCP to a third party. As part of the 1994 sale agreement, the purchaser was required to maintain adequate reserves in a trust. JCP's guarantee is the lesser of any reserve shortfall or $20 million. Any potential claims or losses are first recovered from established reserves, then from the purchaser and finally from any state insurance guarantee fund before JCP's guarantee would be invoked. It is uncertain if, or when, JCP would be required to pay any claims under this guarantee.



                              2002  annual report  J. C. PENNEY COMPANY, INC. 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20 SEGMENT REPORTING

     Reportable segments were determined based on similar economic characteristics, the nature of products and services and the method of distribution. Performance of the segments is evaluated based on segment operating profit/(loss). Segment operating profit/(loss) is LIFO gross margin less SG&A expenses. Segment assets include goodwill and other intangibles; however, segment operating profit does not include the amortization related to these assets. Other unallocated is provided for purposes of reconciling to total Company amounts. Segments are as follows:

BUSINESS SEGMENT INFORMATION


                                                               DEPARTMENT         ECKERD            OTHER             TOTAL
   ($ in millions)                                        STORES AND CATALOG     DRUGSTORES      UNALLOCATED         COMPANY
                                                          ------------------  ---------------    ------------      ------------
   2002
   Retail sales, net                                       $        17,704    $        14,643    $         --      $     32,347
                                                          ----------------    ---------------    ------------      ------------
   Segment operating profit                                            695                412              --             1,107
   Other unallocated                                                                                      (93)              (93)
   Net interest expense                                                                                  (388)             (388)
   Acquisition amortization                                                                               (42)              (42)
                                                          ----------------    ---------------    ------------      ------------
   Income from continuing operations before income taxes                                                                    584
                                                          ----------------    ---------------    ------------      ------------
   Total assets                                                     10,974              6,724             169            17,867
   Capital expenditures                                                317                341              --               658
   Depreciation and amortization expense                               368                253              46               667
                                                          ================    ===============    ============      ============

   2001
   Retail sales, net                                       $        18,157    $        13,847    $         --      $     32,004
                                                          ----------------    ---------------    ------------      ------------
   Segment operating profit                                            548                208              --               756
   Other unallocated                                                                                      (46)              (46)
   Net interest expense                                                                                  (386)             (386)
   Acquisition amortization                                                                              (121)             (121)
                                                          ----------------    ---------------    ------------      ------------
   Income from continuing operations before income taxes                                                                    203
                                                          ----------------    ---------------    ------------      ------------
   Total assets                                                     11,178              6,688             182            18,048
   Capital expenditures                                                332                299              --               631
   Depreciation and amortization expense                               370                226             121               717
                                                          ================    ===============    ============      ============
   2000
   Retail sales, net                                       $        18,758    $        13,088    $         --      $     31,846
                                                          ----------------    ---------------    ------------      ------------
   Segment operating profit/(loss)                                     254                (76)             --               178
   Other unallocated                                                                                     (515)             (515)
   Net interest expense                                                                                  (427)             (427)
   Acquisition amortization                                                                              (122)             (122)
                                                          ----------------    ---------------    ------------      ------------
   (Loss) from continuing operations before income taxes                                                                   (886)
                                                          ----------------    ---------------    ------------      ------------
   Total assets                                                      9,640              6,966           3,185(1)         19,791
   Capital expenditures                                                361                317              --               678
   Depreciation and amortization expense                               360                213             122               695
                                                          ================    ===============    ============      ============

(1) Includes assets of discontinued operations of $3,027 million.

21 SUBSEQUENT EVENTS

     On February 28, 2003, JCP issued $600 million principal amount of 8.0% Notes Due 2010 priced at 99.342% of their principal amount to yield 8.125%. The Notes pay interest on March 1 and September 1 each year. The Notes are redeemable in whole or in part, at the Company's option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments, discounted to the redemption date on a semi-annual basis at the "treasury rate" plus 50 basis points together in either case with accrued interest to the date of redemption. In addition, the Company received approximately $50 million of cash proceeds on February 3, 2003 when additional Eckerd managed care receivables were securitized under an amended agreement. See
Note 5 for further discussion.



38 J. C. PENNEY COMPANY, INC.  2002 annual report

QUARTERLY DATA (UNAUDITED)

                                                         FIRST              SECOND                THIRD               FOURTH
                                                  ------------------  -------------------   ------------------  ------------------
($ in millions, except per share data)              2002      2001      2002       2001       2002      2001      2002      2001
                                                  --------  --------  --------   --------   --------  --------  --------  --------
Retail sales, net                                 $  7,728  $  7,522  $  7,198   $  7,211   $  7,872  $  7,729  $  9,549  $  9,542
LIFO gross margin                                    2,353     2,234     2,135      2,037      2,402     2,283     2,884     2,661
Income/(loss) from continuing operations                86        41        (6)       (53)        89        31       202        95
(Loss)/gain on sale of discontinued operations          --        --        --        (16)        34        --        --        --
                                                  --------  --------  --------   --------   --------  --------  --------  --------
Net income/(loss)                                       86        41        (6)       (69)       123        31       202        95
                                                  --------  --------  --------   --------   --------  --------  --------  --------
Earnings/(loss) per common share, diluted:
  Continuing operations                               0.29      0.13     (0.05)     (0.23)      0.30      0.09      0.68      0.32
  (Loss)/gain on sale of discontinued operations        --        --        --      (0.06)      0.12        --        --        --
                                                  --------  --------  --------   --------   --------  --------  --------  --------
  Net income/(loss)                                   0.29      0.13     (0.05)     (0.29)      0.42      0.09      0.68      0.32
                                                  --------  --------  --------   --------   --------  --------  --------  --------
Dividend per common share                            0.125     0.125     0.125      0.125      0.125     0.125     0.125     0.125
Common stock price range:
  High                                               25.00     20.73     25.70      29.50      19.27     28.85     25.55     27.82
  Low                                                18.83     12.98     14.50      19.30      14.07     18.64     18.45     20.90
  Close                                              21.46     20.66     17.55      27.14      18.92     23.90     19.39     23.70
                                                  ========  ========  ========   ========   ========  ========  ========  ========

FIVE-YEAR FINANCIAL SUMMARY (UNAUDITED)

($ in millions, except per share data and employee counts)    2002          2001          2000           1999          1998
                                                           -----------   -----------   -----------    -----------   -----------
   RESULTS FOR THE YEAR
   Retail sales, net                                       $    32,347   $    32,004   $    31,846    $    31,743   $    29,761
   Percent increase/(decrease)                                     1.1%          0.5%          0.3%           6.7%         (0.1%)
   Income/(loss) from continuing operations                        371           114          (568)           174           438
   Return on beginning stockholders' equity -
     continuing operations                                         6.0%          1.8%         (7.9%)          2.5%          6.0%

   PER COMMON SHARE
   Income/(loss) from continuing operations(1)             $      1.25   $      0.32   $     (2.29)   $      0.54   $      1.58
   Dividends                                                      0.50          0.50         0.825           1.92          2.18
   Stockholders' equity                                          22.78         22.20         22.68          26.17         26.74

   FINANCIAL POSITION
   Capital expenditures                                    $       658   $       631   $       678    $       722   $       800
   Total assets                                                 17,867        18,048        19,791         20,908        23,605
   Long-term debt, including current maturities                  5,215         6,099         5,698          6,469         7,581
   Stockholders' equity                                          6,370         6,129         6,259          7,228         7,102

   OTHER
   Common shares outstanding at end of year                        269           264           263            261           250
   Weighted average common shares:
     Basic                                                         267           263           262            259           253
     Diluted                                                       293           267           262            259           254
   Number of employees at end of year (in thousands)               228           238           267            287           267
                                                           ===========   ===========   ===========    ===========   ===========

(1) Calculation excludes the effects of anti-dilutive common stock equivalents.




                              2002 annual report  J. C. PENNEY COMPANY, INC. 39

FIVE-YEAR OPERATIONS SUMMARY (UNAUDITED)

                                                      2002       2001       2000       1999       1998
                                                    --------   --------   --------   --------   --------
DEPARTMENT STORES AND CATALOG
Number of department stores
  JCPenney department stores:
    Beginning of year                                  1,075      1,111      1,143      1,148      1,203
    Openings(1)                                            3         13         10         14         12
    Closings(1)                                          (29)       (49)       (42)       (19)       (67)
                                                    --------   --------   --------   --------   --------
    End of year                                        1,049      1,075      1,111      1,143      1,148
  Renner department stores                                54         54         49         35         21
                                                    --------   --------   --------   --------   --------
Total department stores                                1,103      1,129      1,160      1,178      1,169
    Gross selling space (square feet in millions)      107.2      110.2      114.1      116.4      116.0
Sales ($ in millions)                               $ 15,091   $ 14,808   $ 14,585   $ 15,026   $ 15,226
    Sales per gross square foot(2)                       140        133        127        130        130

Number of catalog units:
  Department stores                                    1,036      1,068      1,107      1,141      1,145
  Third party merchants, outlet stores and
    freestanding sales centers                           462        454        508        489        512
  Drugstores                                              61         92         92        430        139
                                                    --------   --------   --------   --------   --------
Total catalog units                                    1,559      1,614      1,707      2,060      1,796
Total catalog sales ($ in millions)                 $  2,613   $  3,349   $  4,173   $  4,290   $  4,210
                                                    --------   --------   --------   --------   --------
ECKERD DRUGSTORES
Number of drugstores:
  Beginning of year                                    2,641      2,640      2,898      2,756      2,778
  Openings(3)                                            109         76        174        266        220
  Acquisitions                                             8          2          6        163         36
  Closings(3)                                            (72)       (77)      (438)      (287)      (278)
                                                    --------   --------   --------   --------   --------
  End of year                                          2,686      2,641      2,640      2,898      2,756
  Gross selling space (square feet in millions)         27.5       27.2       27.0       29.2       27.6
Sales ($ in millions)                               $ 14,643   $ 13,847   $ 13,088   $ 12,427   $ 10,325
  Sales per gross square foot(2)                         490        470        444        395        350
                                                    ========   ========   ========   ========   ========

(1) Includes relocations of 3, 9, 3, 3 and 6 department stores in 2002, 2001, 2000, 1999 and 1998, respectively.

(2) Calculation includes the sales of stores that were open for a full year as of each year end. Eckerd also includes sales of relocated drugstores.

(3) Includes relocations of 50, 57, 136, 208 and 175 drugstores in 2002, 2001, 2000, 1999 and 1998, respectively.



40 J. C. PENNEY COMPANY, INC.  2002 annual report

SUPPLEMENTAL DATA (UNAUDITED)

     The following information is provided as a supplement to the Company's audited financial statements.

EBITDA

     Earnings before interest, taxes, depreciation and amortization is a key measure of cash flow generated and is provided as an alternative assessment of operating performance. It is not intended to be a substitute for generally accepted accounting principles (GAAP) measurements and may vary for other companies. EBITDA includes the effects of certain charges and credits not reflective of normal operating performance. For a discussion of these transactions, see pages 8-11 in Management's Discussion and Analysis.

     The following calculation of segment EBITDA includes segment operating profit before depreciation and amortization.


($ in millions)                               2002        2001          2000
                                          -----------  -----------  -----------
DEPARTMENT STORES
  AND CATALOG
Segment operating profit(1)               $       695  $       548  $       254
  Depreciation and
    amortization                                  368          370          360
                                          -----------  -----------  -----------
Department Stores and
  Catalog segment EBITDA                  $     1,063  $       918  $       614
                                          -----------  -----------  -----------
ECKERD DRUGSTORES
Segment operating profit/(loss)(1)        $       412  $       208  $       (76)
  Depreciation and
    amortization                                  253          226          213
Eckerd Drugstores
  segment EBITDA                          $       665  $       434  $       137
                                          -----------  -----------  -----------
TOTAL SEGMENTS
Segment operating profit(1)               $     1,107  $       756  $       178
  Depreciation and
    amortization                                  621          596          573
                                          -----------  -----------  -----------
Total segments EBITDA                     $     1,728  $     1,352  $       751
                                          ===========  ===========  ===========

(1) Segment operating profit/(loss) excludes net interest expense and income taxes.

     The table below reconciles income/(loss) from continuing operations to total segment EBITDA:

($ in millions)                         2002        2001        2000
                                     ----------  ----------  ----------
Income/(loss) from
  continuing operations              $      371  $      114  $     (568)
Add back:
  Income taxes                              213          89        (318)
  Acquisition amortization                   42         121         122
  Net interest expense                      388         386         427
  Other unallocated                          93          46         515
  Segment depreciation
    and amortization                        621         596         573
                                     ----------  ----------  ----------
Total segments EBITDA                $    1,728  $    1,352  $      751
                                     ==========  ==========  ==========


DEBT-TO-CAPITAL

     Management considers all on- and off-balance sheet debt in evaluating the Company's overall liquidity position and capital structure. As operating leases and securitized receivables are a fundamental part of the Company's operations, management believes that this approach is the most realistic view of financial leverage. The more traditional debt-to-capital ratio is presented for comparison purposes.

($ in millions)                               2002           2001          2000
                                          -----------    -----------    -----------
Short-term investments,
  net of short-term debt                  $    (2,455)   $    (2,819)   $      (935)
Long-term debt(1)                               5,215          6,099          5,698
                                          -----------    -----------    -----------
Net debt                                        2,760          3,280          4,763
Off-balance sheet debt:
  PVOL:
    Department Stores
      and Catalog                                 659            794            838
    Eckerd Drugstores                           2,922          2,764          2,631
Securitization of receivables, net                200            200             --
                                          -----------    -----------    -----------
Total debt                                      6,541          7,038          8,232
Consolidated equity                             6,370          6,129          6,259
                                          -----------    -----------    -----------
Total capital                             $    12,911    $    13,167    $    14,491
                                          -----------    -----------    -----------
Debt-to-capital, including
  off-balance sheet debt                         50.7%          53.5%          56.8%
Debt-to-capital                                  30.2%          34.9%          43.2%
                                          ===========    ===========    ===========

(1) Includes current maturities, capital lease obligations and other.

     In 2002, free cash flow of more than $500 million improved the Company's debt-to-capital ratio as a result of better operating performance, inventory and working capital management, and lower than planned capital expenditures.

     The Company's debt-to-capital ratio improved in 2001 primarily as a result of the cash received from the sale of DMS assets.

CREDIT RATINGS

     As of March 21, 2003, ratings were as follows:

                                               SENIOR    LONG-TERM
                                               IMPLIED     DEBT
                                               --------  --------
Moody's Investors Service, Inc.                     Ba2       Ba3
Standard & Poor's Ratings Services                  BBB-      BBB-
Fitch Ratings                                       N/A       BB
                                               ========  ========

     In October 2002, the Company's strong liquidity position was recognized by Moody's Investors Service, which assigned the Company its highest liquidity rating (SGL-1).

COMMON STOCK HOLDINGS

     The following table shows the approximate ownership percentage of the Company's common stock by major category as of January 25, 2003:

                                          % OWNERSHIP
                                          -----------
Institutional                                   70%
Company savings plans                           17%
Individual and other                            13%
                                          ========



                               2002 annual report  J. C. PENNEY COMPANY, INC. 41

CORPORATE GOVERNANCE

     The Company is aware that many of its stockholders are interested in matters of corporate governance. JCPenney shares this interest and is, and for many years has been, committed to assuring that the Company is managed in a way that is fair to all its stockholders and that allows its stockholders to maximize the value of their investment by participating in the present and future growth of JCPenney. JCPenney believes its corporate governance standards for the most part meet or exceed those being proposed by the Securities and Exchange Commission and the New York Stock Exchange. The Corporate Governance Committee of the Board of Directors reviews developments in the governance area as they affect relations between the Company and its stockholders and makes recommendations to the full Board regarding such issues.

INDEPENDENT BOARD OF DIRECTORS

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

INDEPENDENT COMMITTEES

     The Audit Committee, Corporate Governance Committee, Finance Committee and Human Resources and Compensation Committee, all standing committees of the Board of Directors, are composed entirely of directors who are not employees of the Company. These committees, as well as the entire Board, consult with, and are advised by, outside consultants and experts in connection with their deliberations as needed.

EXECUTIVE COMPENSATION

     A significant portion of the cash compensation received by the Company's executive officers consists of performance incentive compensation payments derived from compensation plan "values." The amounts of these plan values are directly related to the sales and earnings of the Company and, consequently, vary from year to year based upon Company performance. The total compensation package for the Company's executive officers is set by the Human Resources and Compensation Committee, which is composed entirely of directors who are not employees of the Company and which receives the advice of independent outside consultants. Please refer to the Company's 2003 Proxy Statement for a report from the Company's Human Resources and Compensation Committee describing how compensation determinations are made.

CONFIDENTIAL VOTING

     The Company has a long-standing confidential voting policy. Under this policy, all proxy (voting instruction) cards, ballots and vote tabulations, including telephone and internet voting records, that identify the particular vote of a stockholder are kept secret from the Company, its directors, officers and employees. Proxies are returned directly to the tabulator, who receives and tabulates the proxies. The final tabulation is inspected by inspectors of election who are independent of the Company, its directors, officers and employees. The identity and vote of a stockholder is not disclosed to the Company, its directors, officers or employees, or any third party except (1) to allow the independent election inspectors to certify the results of the vote;
(2) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company; (3) in the event of a proxy solicitation based on an opposition proxy statement filed, or required to be filed, with the Securities and Exchange Commission; or (4) in the event a stockholder has made a written comment on such material.

CORPORATE CITIZENSHIP

COMMUNITY RELATIONS

     The Company remains committed to investing in community programs that are important to its customers and its employees. JCPenney's commitment focuses on three major endeavors. JCP is a contributor to JCPenney Afterschool Fund, a charitable organization committed to providing children with high-quality after-school programs. JCP supports community health and welfare issues primarily through support of local United Ways nationwide. JCP annually recognizes its associates' personal volunteer endeavors through the James Cash Penney Awards for Community Service. A more complete review of JCPenney's community relations efforts is available online at www.jcpenney.net/company/commrel.

     Eckerd focuses on issues that customers and associates have identified as most important to them: education, health care and the needs of women and children. Eckerd contributes to organizations such as Children's Miracle Network hospitals, United Way agencies, Juvenile Diabetes Research Foundation projects, camps for at-risk youths and scholarships for pharmacy students.

DIVERSITY

     JCPenney has been a corporate member of the National Minority Supplier Development Council (NMSDC) since 1972 and continues to invest in the NMSDC's Business Consortium Fund, which makes loans to minority-owned businesses. The Company is a founding member of the Women's Business Enterprise National Council. In 2002, the Company's purchases from minority-owned and women-owned businesses totaled $410 million and $263 million, respectively.

ENVIRONMENTAL AFFAIRS

     The Company's commitment to doing business in a responsible manner includes a determination to make environmental, health and safety considerations an important factor in corporate decision-making and policy. Copies of "Matters of
Principle: JCPenney and Environmental Responsibility" and "JCPenney Community Partners" may be obtained as indicated on the inside back cover of this Annual Report.



42 J. C. PENNEY COMPANY, INC.  2002 annual report

OTHER CORPORATE INFORMATION

EQUAL EMPLOYMENT OPPORTUNITY

                                                 TOTAL EMPLOYED               % FEMALE                  % MINORITY
                                            ------------------------  -------------------------   -------------------------
                                                2002        1998         2002          1998          2002          1998
                                            -----------  -----------  -----------   -----------   -----------   -----------
Officials, managers and professionals            27,886       28,520         48.3%         47.8%         20.2%         17.7%
Management trainees                                 160          334         55.6%         66.2%         32.5%         30.8%
Sales workers                                   109,967      140,718         81.9%         83.5%         28.4%         26.5%
Office and clerical workers                      32,484       40,608         86.1%         87.0%         25.5%         23.4%
Technicians, craft workers, operatives,
  laborers and service workers                   49,266       48,679         73.3%         68.1%         32.7%         31.2%
                                            -----------  -----------  -----------   -----------   -----------   -----------
Total                                           219,763      258,859         76.3%         77.2%         27.9%         25.9%
                                            ===========  ===========  ===========   ===========   ===========   ===========


EQUAL EMPLOYMENT OPPORTUNITY

     JCP adheres to a policy of equal employment opportunity. The above employment information summary represents employees of JCP and its subsidiaries, excluding persons employed in Puerto Rico and in foreign countries. The information delineates female and minority representation in major job categories.

SUPPLIER LEGAL COMPLIANCE

     JCP has a comprehensive and effective program for promoting compliance with labor and other laws in the factories used by its suppliers in the United States and abroad. This program is described in "The JCPenney Supplier Legal Compliance Program," which may be obtained as indicated on the inside back cover of this Annual Report.

ANNUAL MEETING

     The Company's Annual Meeting of Stockholders will be held at 10:00 a.m. CDT, Friday, May 16, 2003, at the JCPenney Home Office located at 6501 Legacy Drive, Plano, Texas, 75024. You are cordially invited to attend. The Annual Report and Proxy Statement, including a request for proxies, were mailed to stockholders on or about April 11, 2003.



                               2002 annual report  J. C. PENNEY COMPANY, INC. 43