Form 10-K, Exhibit 13
period 2005-01-29
J C PENNEY CO INC
filed 2005-04-08
CIK 1166126

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion, which presents the results of J. C. Penney Company, Inc. and its subsidiaries (the Company or JCPenney), should be read in conjunction with the accompanying consolidated financial statements and notes thereto beginning on page 25, along with the unaudited Five-Year Financial and Operations Summary on page 49.

     Certain debt securities were issued by J. C. Penney Corporation, Inc. (JCP), the wholly owned operating subsidiary of the Company. The Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP’s outstanding debt securities. The guarantee by the Company of certain of JCP’s outstanding debt securities is full and unconditional.

CORPORATE GOVERNANCE AND FINANCIAL REPORTING

     The Company remains committed to both maintaining the highest level of corporate governance and continuously increasing the transparency of its financial reporting, providing stockholders with informative financial disclosures and presenting an accurate view of the Company’s financial position and operating results.

     While the Company has always focused on excellence in corporate governance, management has continued to strengthen its well-established programs and policies, including the implementation of a reporting matrix that requires written certifications from a cross-discipline team of more than 20 key members of management who have responsibility for verifying and reporting corporate results.

     For its 2004 Annual Report, the Company continued the trend of providing transparent financial reporting, with enhanced disclosures related to the Company’s financial condition and cash flows, its credit rating outlook and the ongoing repositioning of its capital structure, as well as a detailed discussion of the impact of the Eckerd disposition and related contingencies. Additionally, for the first time in 2004, the Company was required to report on the effectiveness of its internal control over financial reporting under the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act). In relation to these requirements, the Company’s external auditors expressed an unqualified opinion on management’s assessment of, and the effective operation of, the Company’s internal control over financial reporting.

EXECUTIVE OVERVIEW

2004 Accomplishments

     Sustained Sales Growth — Comparable department store sales increased 5.0%, representing the fourth consecutive year of improvement. Catalog/Internet sales increased 1.5% in 2004 (3.3% excluding $46 million of sales for the 53rd week of 2003), the second year in a row of sales gains. Internet, the fastest growing sales channel, increased approximately 32% (34% excluding the 53rd week of 2003). Internet sales now represent almost 30% of total Catalog/Internet sales.

     Improved Profitability — Operating profit for 2004 increased 270 basis points to 7.1% of sales. With this improvement, the Company achieved its turnaround objective of 6% to 8% operating profit one year ahead of schedule. Strong sales growth, continued improvements in gross margin and expense leverage contributed to this significant accomplishment.

     Income from continuing operations for 2004 increased 83% to $667 million, when compared to 2003. Diluted earnings per share (EPS) from continuing operations of $2.23 for 2004 improved 84% compared to $1.21 in 2003.

Operating Results from Continuing Operations

( $ in millions, except EPS )	2004		2003		2002

Gross margin	$7,139		$6,620		$6,334
SG&A expenses	5,827		5,830		5,634

Operating profit(1)	1,312		790		700
Net interest expense	233		261		226
Bond premiums and unamortized costs	47		—		—
Real estate and other expense/(income)	12		(17)		59

Income from continuing operations before income taxes	1,020		546		415
Income tax expense	353		182		130

Income from continuing operations	$667		$364		$285

Diluted earnings per share from continuing operations	$2.23		$1.21		$0.95

Comparable department store sales(2) increase	5.0%		0.9%		2.7%
Catalog/Internet sales increase/(decrease)	3.3	%(3)	1.5	%(3)	(22.0)%

(1)	Operating profit and its components (sales, gross margin and SG&A) are key measurements on which management evaluates the financial performance of the retail operations. Real estate activities, gains and losses on the sale of real estate properties, asset impairments, other charges associated with closing store and catalog facilities and senior management transition costs are evaluated separately from operations and are recorded in Real Estate and Other in the Consolidated Statements of Operations.

(2)	Comparable store sales include the sales of stores after having been open for 12 full consecutive fiscal months. New and relocated stores become comparable on the first day of the 13th full fiscal month. Comparable store sales are presented on a 52-week basis. In 2003, Department Store sales for the 53rd week were $152 million.

(3)	Excludes the effect of the 53rd week in 2003. Internet sales increased 34.0% and 47.8% for those periods. Including sales of $46 million for the 53rd week in 2003, total Catalog/Internet sales increased 1.5% and 3.3% for 2004 and 2003, respectively.

     Generated Positive Free Cash Flow — The Company generated $599 million of free cash flow from continuing operations in 2004. Free cash flow from continuing operations is defined as cash provided by operating activities less dividends and capital expenditures, net of proceeds from the sale of assets. Free cash flow is an important financial measure, which is widely focused upon by investors. Although it is not a generally accepted accounting principle (GAAP) measure, it is derived from components of the Company’s consolidated GAAP cash flow statement.

     The Company’s calculation of free cash flow may differ from that used by other companies and therefore comparability may be limited. While free cash flow is a non-GAAP financial measure, management believes it is important in evaluating the Company’s financial performance and measuring the ability to generate cash without incurring additional external financing. Free cash flow should be considered in addition to, rather than as a substitute for, cash provided by operating activities. The following table reconciles cash provided by operating activities (GAAP) to free cash flow from continuing operations (non-GAAP measure):

Free Cash Flow from Continuing Operations

( $ in millions)	2004	2003	2002

Net cash provided by operating activities (GAAP)(1)	$1,127	$812	$522
Less:
Capital expenditures	(412)	(373)	(315)
Dividends paid	(150)	(160)	(161)
Plus:
Proceeds from sale of assets	34	100	38

Free cash flow from continuing operations	$599	$379	$84

(1)	Includes $300 million ($190 million after tax) discretionary cash contributions to the Company’s qualified pension plan in 2004, 2003 and 2002.

2004 ANNUAL REPORT	6	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Closed on the Sale of Eckerd — On July 31, 2004, the Company closed on the sale of its Eckerd drugstore operations and received approximately $4.7 billion in gross cash proceeds. Net cash proceeds after income taxes, fees and transaction costs and estimated post-closing adjustments are expected to total approximately $3.5 billion.

     Implemented a Capital Structure Repositioning Program — Using the net cash proceeds from the sale of Eckerd and approximately $1.1 billion of existing cash, the Company implemented a major repositioning of its capital structure. This program, which is expected to be completed in the first half of 2005, included $3.0 billion of common stock repurchases, $2.3 billion reduction of outstanding debt and the redemption of convertible preferred stock to JCPenney common stock. During 2004, common stock repurchases under this program were $2.0 billion, and total debt reductions were $1.7 billion.

     Strengthened Liquidity — The Company ended 2004 with approximately $4.7 billion of Cash and Short-Term Investments, which will allow continued execution of planned common stock repurchases and debt retirements, along with satisfying operational needs, planned capital expenditures and dividends.

DISCONTINUED OPERATIONS

Eckerd Drugstores

     During the fourth quarter of 2003, the Company’s Board of Directors authorized management to sell the Eckerd Drugstore operations. Having met the criteria of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Eckerd’s net assets were classified as “held for sale” and its results of operations and financial position presented as a discontinued operation as of year-end 2003, with prior periods reclassified accordingly.

     On July 31, 2004, the Company closed on the sale of Eckerd for a total of approximately $4.7 billion in gross cash proceeds that included a $209 million adjustment for the estimated increase in Eckerd’s working capital from January 31, 2004 to July 31, 2004. After deducting taxes, fees and other transaction costs, and estimated post-closing adjustments, the ultimate net cash proceeds from the sale are expected to total approximately $3.5 billion. The Jean Coutu Group (PJC) Inc. (Coutu) acquired Eckerd drugstores and support facilities located in 13 Northeast and Mid-Atlantic states, as well as the Eckerd Home Office located in Florida. CVS Corporation and CVS Pharmacy, Inc. (collectively, CVS) acquired Eckerd drugstores and support facilities located in the remaining Southern states, principally Florida and Texas, as well as Eckerd’s pharmacy benefits management, mail order and specialty pharmacy businesses. Proceeds from the sale are being used for debt reduction and common stock repurchases, as announced in August 2004 and more fully discussed on page 12.

     The loss on the sale was $713 million pre-tax, or $1,433 million on an after-tax basis. The relatively high tax cost is a result of the tax basis of Eckerd being lower than its book basis because the Company’s previous drugstore acquisitions were largely tax-free transactions. Of the total after-tax loss on the sale, $1,325 million was recorded in 2003 to reflect Eckerd at its estimated fair value less costs to sell, and during 2004 the remaining $108 million was recorded to reflect revised estimates of certain post-closing adjustments and resulting sales proceeds.

     Additionally, $3.4 billion of the present value of operating lease obligations (PVOL), which was an off-balance sheet obligation under GAAP, was eliminated with the transfer of these leases to Coutu and CVS upon the closing of the sale.

     The Company established reserves at July 31, 2004 for estimated transaction costs and post-closing adjustments. Certain of these reserves involved significant judgment and actual costs incurred over time could vary from these estimates. The more significant estimates relate to the estimated working capital adjustment, the costs to exit the Colorado and New Mexico markets, severance payments to former Eckerd associates, assumption of the Eckerd Pension Plan and various post-employment benefit obligations and environmental indemnifications. Management reviewed and updated the reserves in the fourth quarter of 2004. While adjustments were made to individual reserves, management believes that, in total, the reserves remain adequate at year-end 2004. Cash payments for the Eckerd related reserves are included in the Company’s Consolidated Statements of Cash Flows as Cash Paid to Discontinued Operations.

     Management is currently negotiating with both CVS and Coutu regarding the working capital adjustment as required in the sale agreements, which could take several months to finalize. The two sale agreements provide for an arbitration process between the respective parties in the event that agreement cannot be reached regarding the proper amount of adjustments.

     At the closing of the sale of Eckerd on July 31, 2004, the Company assumed sponsorship of the Eckerd Pension Plan, the Eckerd Contingent Separation Pay Programs and various other terminated non-qualified retirement plans and programs. The Company further assumed all severance and post-employment health and welfare benefit obligations under various Eckerd plans, employment and other specific agreements. The Company is evaluating its options with respect to these assumed liabilities, including, but not limited to, termination of the agreements, plans or programs and/or settlement of the underlying benefit obligations.

     The Company is providing to the purchasers certain information systems, accounting, banking, vendor contracting, tax and other transition services as set forth in the Company’s Transition Services Agreements (Transition Agreements) with CVS and Coutu for a period of 12 months from the closing date, unless terminated earlier by the purchasers. One Transition Agreement with Pharmacare Management Services, Inc., a subsidiary of CVS, involves the provision of information and data management services for a period of up to 15 months from the closing date. Under the Transition Agreements, the Company receives monthly service fees, which are designed to recover the estimated costs of providing the specified services. To the extent actual costs to provide such services exceed the estimates, any additional costs incurred are reflected in discontinued operations.

Mexico Department Stores

     In November 2003, the Company closed on the sale of its six Mexico department stores to Grupo Sanborns S.A. de C.V. of Mexico City and recorded a loss of $14 million, net of a $27 million tax benefit. In 2004, the Company recognized a gain of $4 million related to additional tax benefits realized.

Direct Marketing Services

     In 2001, JCP closed on the sale of its J. C. Penney Direct Marketing Services, Inc. (DMS) assets, including its J. C. Penney Life Insurance subsidiaries and related businesses, to a U.S. subsidiary of AEGON, N.V. The DMS sale generated net cash proceeds of $1.1 billion and a recorded loss of $273 million. In 2000, a $296 million loss was

2004 ANNUAL REPORT	7	J.C. PENNEY COMPANY,INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

recognized when DMS assets were reflected as a discontinued operation and in 2001, a $16 million loss was recognized upon completion of the sale. These losses were offset by gains of $34 million, $4 million and $1 million recognized in 2002, 2003 and 2004, respectively, due to tax regulation changes and a tax audit.

     The Company’s financial statements, accompanying notes and other information provided in this Annual Report reflect these businesses as discontinued operations for all periods presented.

RESULTS OF OPERATIONS

     The following discussion and analysis, consistent with all other financial data throughout this Annual Report, focuses on the results of operations and financial condition from the Company’s continuing operations. All references to EPS are on a diluted basis, unless otherwise indicated.

Income from Continuing Operations

     2004 represented the fourth consecutive year of substantial earnings improvement. Income from continuing operations was $667 million, $364 million and $285 million in 2004, 2003 and 2002, respectively. Earnings increased as a result of continued strong sales growth, further gross margin improvement and leveraging of selling, general and administrative (SG&A) expenses. EPS from continuing operations increased 84% in 2004 to $2.23 compared to $1.21 in 2003 and $0.95 in 2002, driven by improved operating profit.

Retail Sales, Net

( $ in millions)	2004		2003		2002

Retail sales, net	$18,424		$17,786		$17,633

Sales percent increase/(decrease):
Total department stores	5.0	%(1)	(0.6	)%(1)	1.9%
Comparable stores(2)	5.0%		0.9%		2.7%
Catalog/Internet	3.3	%(3)	1.5	%(3)	(22.0)%

(1)	Excludes the effect of the 53rd week in 2003. Including sales of $152 million for the 53rd week in 2003, total department store sales increased 4.0% and 0.5% for 2004 and 2003, respectively.

(2)	Comparable store sales include the sales of stores after having been open for 12 full consecutive fiscal months. New and relocated stores become comparable on the first day of the 13th full fiscal month. Comparable store sales are presented on a 52-week basis.

(3)	Excludes the effect of the 53rd week in 2003. Internet sales increased 34.0% and 47.8% for those periods. Including sales of $46 million for the 53rd week in 2003, total Catalog/Internet sales increased 1.5% and 3.3% for 2004 and 2003, respectively.

     Comparable department store sales increased for the fourth consecutive year. Department Store sales, which were strong across the country and in all merchandise divisions in 2004, have continued to benefit from positive customer response to the Company’s merchandise assortments, compelling marketing programs and continued improvement in the store shopping experience. The focus on maintaining fresh, stylish seasonal assortments contributed to the improvement in sales. Total department store sales include sales from the Renner Department Stores in Brazil of $329 million, $273 million and $249 million in 2004, 2003 and 2002, respectively.

     Catalog/Internet sales on a 52-week basis increased 3.3% for 2004, compared to a 1.5% increase in 2003 and a 22.0% decline in 2002. Sales continue to reflect a focus on targeted specialty media and the expanded assortments and convenience of the Internet. Total Internet sales, which are an integral part of the Company’s multi-channel retailing strategy, increased approximately 32% in 2004, to $812 million, compared to $617 million for 2003 and $409 million for 2002. The 2003 increase in Catalog/Internet sales over the 2002 amount also reflected favorable customer response to better merchandise assortments, sharper pricing and certain marketing events, including free shipping.

     The Company continues to edit its merchandise assortments to help ensure it is meeting the needs and wants of its targeted moderate customer. In May 2004, the Company launched the Chris Madden home furnishings collection, reflecting the Company’s continuing strategy to provide its customers with style and quality at a competitive price. The Chris Madden for JCPenney Home Collection, Turning Home into Haven, is JCPenney’s largest home furnishings launch ever and was introduced with a comprehensive national advertising campaign. Sales results from the collection were strong throughout the remainder of 2004, particularly in bedding and furniture. This line is being expanded in 2005 with new furniture, bedding and window coverings collections. In early 2005, the Company launched nicole by Nicole Miller, and W-work to weekend, an expansion of the Company’s Worthington private brand, a dressy casual collection for women.

Gross Margin

($ in millions )	2004	2003	2002

FIFO gross margin	$7,121	$6,614	$6,340
LIFO credit/(charge)	18	6	(6)

LIFO gross margin	$7,139	$6,620	$6,334
As a percent of sales	38.7%	37.2%	35.9%

     Gross margin improved for the fourth consecutive year and was $7,139 million compared to $6,620 million in 2003 and $6,334 million in 2002. As a percent of sales, gross margin improved 150 basis points over last year and represents a 690 basis-point increase over the past four years, which restores the Company’s gross margin to competitive levels and was part of the turnaround plan. The continued improvement reflects better inventory management, good seasonal transition, better timing of clearance markdowns, more consistent execution and continuing benefits from the centralized merchandising model. Benefits of the centralized model, which was substantially in place by the end of 2004, have included enhanced merchandise offerings, an integrated marketing plan, leverage in the buying and merchandising process and more efficient selection and allocation of merchandise to individual department stores. Gross margin also reflects initial benefits from the Company’s new planning, allocation and replenishment systems, which were rolled out in the latter part of the year.

2004 ANNUAL REPORT	8	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selling, General and Administrative (SG&A) Expenses

($ in millions)	2004	2003	2002

SG&A expenses	$5,827	$5,830	$5,634
As a percent of sales	31.6%	32.8%	32.0%

     Expenses were well leveraged in 2004, improving 120 basis points as a percent of sales. The Company experienced savings in labor costs, centralized store expense management and a decline in non-cash pension costs. SG&A leverage reflects initial savings from the Company’s previously announced cost savings initiative that focuses on supply chain efficiencies, store workload and expense management, more productive marketing events and other operating efficiencies. This initiative is on target and delivered more than twice the $50 million savings planned for 2004. Further incremental savings are expected in 2005 as the initiatives become fully implemented. 2004 expense included a fourth quarter pre-tax charge of $8 million, or about $0.02 per share, related to lease accounting adjustments made primarily to synchronize depreciation and amortization periods with related lease terms.

     SG&A expenses for 2003 were higher than 2002 due to planned increases in advertising and non-cash pension expense, costs related to the Company’s new store distribution center network and $65 million attributable to the 53rd week in 2003. The new store distribution center network for department stores is a key component of the Company’s centralization initiative, and the Company expects to experience continued benefits through operational efficiencies and improved flow of merchandise as the distribution process matures. Also included in SG&A expenses in 2003 was a $21 million charge for costs related to the implementation of the cost savings initiative discussed above.

Operating Profit

($ in millions)	2004	2003	2002

Operating profit(1)	$1,312	$790	$700
As a percent of sales	7.1%	4.4%	3.9%

(1)	Excludes Net Interest Expense, Bond Premiums and Unamortized Costs, and Real Estate and Other.

     Operating profit improved for the fourth straight year, increasing 66% in 2004, driven by sales gains, continued improvement in gross margin and expense leverage.

     Operating profit and its components (sales, gross margin and SG&A) are the key measurements on which management evaluates the financial performance of the retail operations. Real estate activities, gains and losses on the sale of real estate properties, asset impairments, other charges associated with closing store and catalog facilities and senior management transition costs are evaluated separately from operations and are recorded in Real Estate and Other in the Consolidated Statements of Operations.

     The Company has focused on consistent execution and sustained operating performance in a centralized environment, with improved merchandise offerings, a more integrated and powerful marketing message and better leveraging of expenses. The Company’s previously stated financial goal was to generate operating profit of 6% to 8% of sales in 2005. With 2004 operating profit reaching 7.1% of sales, the Company has met this goal one year earlier than planned. Progress toward further improvement in profitability is impacted by customers’ response to the Company’s merchandise offerings, competitive conditions, the effects of current economic conditions, continued improvement in gross margin and expense leverage.

Net Interest Expense

     Net interest expense totaled $233 million, $261 million and $226 million in 2004, 2003 and 2002, respectively. The decrease in 2004 is attributable to the Company’s execution of its debt reduction program, resulting in $1.7 billion of long-term debt retirements. The increase in net interest expense in 2003 was primarily attributable to the increased debt level in 2003, particularly the $600 million of debt issued early in the year, as well as lower returns on short-term investments. Long-term debt of approximately $442 million matured and was paid in 2003. See Note 2 for an explanation of interest expense allocated to Eckerd.

Bond Premiums and Unamortized Costs

     During 2004, the Company incurred $47 million of call premiums and unamortized costs to redeem the securities included in the capital structure repositioning, which is discussed on page 12. These costs are reflected in Bond Premiums and Unamortized Costs in the Consolidated Statements of Operations.

Real Estate and Other Expense/(Income)

($ in millions)	2004	2003	2002

Real estate activities	$(30)	$(28)	$(25)
Net gains from sale of real estate	(8)	(51)	(16)
Asset impairments, PVOL(1) and other unit closing costs	19	57	75
Management transition costs	29	—	—
Other	2	5	25

Total	$12	$(17)	$59

(1)	Represents the present value of operating leases.

Real estate activities consist of operating income for the Company’s real estate subsidiaries. The Company recognized net

2004 ANNUAL REPORT	9	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

gains on the sale of facilities that were no longer being used in Company operations and investments in real estate partnerships.

     In 2004, the Company recorded charges of $19 million for asset impairments, the present value of operating lease obligations (PVOL) and other unit closing costs. These costs consisted of $12 million of asset impairments and $7 million of expenses related to PVOL and other costs for closed units. Impairments relate primarily to department stores and are the result of the Company’s ongoing process of evaluating the productivity of its asset base, as described under Valuation of Long-Lived Assets on page 19.

     In the fourth quarter of 2004, the Company recorded a $29 million charge related to the previously announced senior management transition.

     The Company recorded charges of $57 million in 2003 related primarily to asset impairments, accelerated depreciation for closed catalog facilities and PVOL related to closed department stores.

     The Company recorded charges of $75 million in 2002 related primarily to asset impairments and PVOL for certain closed department stores, catalog and other facilities.

     Other expenses in 2002 included operating losses of $10 million related to third-party fulfillment operations that were discontinued in 2002.

Income Taxes

     The overall effective tax rates for continuing operations were 34.7%, 33.2% and 31.5% for 2004, 2003 and 2002, respectively. The 2004 rate increase is primarily due to improved earnings, which decreased the favorable impact of permanent adjustments, principally the deduction of dividends paid to the Company’s savings plan. The income tax rate was lower in 2002 than what it otherwise would have been due to the tax law change allowing the deductibility of all dividends paid to the Company’s savings plan, with a one-time provision to include certain of the prior year’s dividends.

     Due to current income levels, certain state tax planning benefits have not been utilized, resulting in a lower tax benefit. Valuation allowances have been established for tax benefits the Company does not expect to realize due to short carryforward periods in certain states. These allowances were $102 million and $108 million at year-end 2004 and 2003, respectively.

FINANCIAL CONDITION

Liquidity and Capital Resources

     The Company’s financing strategy has been successful in providing time and resources to support the business turnaround during the last four years. The Company has continued to strengthen its financial position through improved operating performance, free cash flow and the 2004 sale of Eckerd.

     At year-end 2004, the Company had approximately $4.7 billion of Cash and Short-Term Investments, which exceeded the $3.9 billion of outstanding long-term debt, including current maturities. During 2005, the Company plans to use approximately $2.2 billion of cash to complete the 2004 and 2005 capital structure repositioning plans, which include $1.75 billion of common stock repurchases and approximately $450 million of debt retirements. In addition to its cash position, the Company expects to obtain a new $1.2 billion revolving credit facility in April 2005. It is expected that the proposed new bank line of credit will have a five-year term and no pledge of collateral. It is expected to replace the current $1.5 billion bank line that includes a pledge of inventory as collateral and is scheduled to mature in May 2005. The dollar amount of the credit facility is being decreased due to the sale of Eckerd.

     Going forward, the Company will continue to maintain a strong liquidity position and financial flexibility to provide the necessary resources for the operational and strategic needs of the business.

Credit Ratings

     As of March 18, 2005, the Company’s credit ratings and outlook were as follows:

	Senior	Long-Term
	Implied	Debt	Outlook

Moody’s Investors Service, Inc.	Ba1	Ba2	Stable
Standard & Poor’s Ratings Services	BB+	BB+	Positive
Fitch Ratings	N/A	BB+	Positive

     During 2004, Moody’s raised its senior implied credit rating for the Company from Ba2 to Ba1, the highest non-investment grade rating, and its senior unsecured debt rating from Ba3 to Ba2. The Company has maintained Moody’s Investors Service’s highest liquidity rating (SGL-1) as a result of its strong liquidity position. On March 8, 2005, Standard & Poor’s raised its outlook to “Positive.” During 2004, Fitch Ratings upgraded its credit ratings on the Company’s $1.5 billion secured bank facility from BB+ to BBB- and its senior unsecured notes from BB to BB+.

Cash Flows

The following is a summary of the Company’s cash flows from operating, financing and investing activities:

($ in millions)	2004		2003	2002

Net cash provided by/(used in):
Operating activities(1)	$1,127		$812	$522
Investing activities	4,288		(253)	(277)
Financing activities	(2,656)		25	(1,062)
Cash (paid to)/received from discontinued operations	(1,066	)(2)	(64)	451

Net increase/(decrease) in cash and short-term investments	$1,693		$520	$(366)

(1)	Includes $300 million ($190 million after tax) discretionary cash contributions to the Company’s qualified pension plan in 2004, 2003 and 2002.

(2)	Includes $822 million of income taxes paid related to the sale of Eckerd.

Cash Flow from Operating Activities

     The continued improvement in operating cash flow was primarily attributable to improved operating performance and better inventory management. In each of the three years presented, the Company made a $300 million ($190 million after tax) discretionary contribution to its qualified pension plan.

Cash Flow from Investing Activities

     Gross cash proceeds of $4.7 billion were received from the Eckerd sale, which closed on July 31, 2004. After deducting taxes, fees, other transaction costs and estimated post-closing adjustments, the net cash proceeds from the Eckerd sale are expected to total approximately $3.5 billion. In 2003, the Company received gross proceeds of $20 million related to the sale of its six Mexico department stores.

     Capital expenditures, including capitalized software costs, were $412 million, $373 million and $315 million in 2004, 2003 and 2002, respectively, and related primarily to investments in new/relocated stores, renewals of existing space and technology improvements.

     During 2004, the Company opened 14 new or relocated stores. Management expects 2005 capital expenditures to be approximately $700 million, with spending primarily related to about 20 planned new and relocated stores, 12 of which will be off-mall, upgrading of existing space and new point-of-sale technology.

     Proceeds from the sale of closed units were $34 million for 2004, compared to $100 million and $38 million in 2003 and 2002, respectively.

Cash Flow from Financing Activities

     Debt — As a part of the Company’s $2.3 billion debt reduction program announced in August 2004, approximately $1.7 billion of

2004 ANNUAL REPORT	10	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

on- and off-balance sheet obligations were retired during 2004 as follows:

•	JCP’s 7.375% Notes in the amount of $208 million matured and were paid.

•	JCP retired its 9.75% Debentures Due 2021. Of the total balance of $117.2 million, $25 million was retired at par, and the remaining $92.2 million was redeemed at a price of 103.2% plus accrued interest.

•	JCP retired the entire $195.7 million balance of its 8.25% Debentures Due 2022. $37.5 million of the balance was retired at par, with the remaining $158.2 million being redeemed at a price of 103.096% plus accrued interest.

•	JCP redeemed its $200 million face amount 6.0% Original Issue Discount Debentures Due 2006. At the date of redemption, these debentures had a recorded balance of $175 million, due to the unamortized discount of $25 million.

•	The Company purchased approximately $100 million of JCP’s 7.6% Notes Due 2007 in the open market.

•	The Company called all of JCP’s outstanding $650 million 5.0% Convertible Subordinated Notes Due 2008. Holders of the Notes had the option to convert the Notes into shares of the Company’s common stock at a conversion price of $28.50. All but $0.7 million of the Notes were converted into approximately 22.8 million shares, and the remaining Notes were redeemed at a price of 102.5% plus accrued interest.

•	As reflected in Cash (Paid to)/Received from Discontinued Operations on the Consolidated Statements of Cash Flows, Eckerd’s managed care receivables securitization program was paid off for a total of $221 million and the program was terminated.

During 2003:

•	The Company issued $600 million principal amount of unsecured 8.0% Notes Due 2010 at an effective interest rate of 8.125%.

•	The Company retired $442 million of long-term debt, principally debt issues that matured during 2003.

During 2002:

•	The Company completed a debt exchange in which certain bondholders tendered approximately $227 million principal amount of three existing debt issues in exchange for new 9.0% Notes Due 2012 with a principal amount of approximately $230 million. Bondholders exchanged $79 million principal amount of the Company’s 6.125% Notes Due 2003, $67 million principal amount of its 7.375% Notes Due 2004 and $81 million principal amount of its 6.9% Debentures Due 2026. This transaction effectively extended the maturity on amounts represented by the exchanged notes and strengthened the Company’s liquidity.

•	Approximately $920 million of long-term debt matured and was paid.

     Equity — During 2004, the Company returned approximately $2.1 billion to stockholders through common stock repurchases and dividend payments. The Company repurchased 50.1 million shares of common stock for approximately $2.0 billion, including approximately $51 million of cash paid after January 29, 2005 for settlement of repurchases. Common stock is retired on the same day it is repurchased and the related cash settlements are completed on the third business day following the repurchase. No common stock repurchases were made during 2003 or 2002.

     JCPenney paid quarterly dividends on its common stock of $0.125 per share in 2004, 2003 and 2002. The Company’s Board of Directors reviews the dividend policy and rate on a quarterly basis, taking into consideration the overall financial and strategic outlook for the Company, earnings, liquidity and cash flow projections, as well as competitive factors. The Company also paid semi-annual dividends on its Series B ESOP Convertible Preferred Stock at an annual rate of $2.37 per common share equivalent, until all outstanding shares were converted to common shares on August 26, 2004.

     Net proceeds from the exercise of stock options were approximately $248 million in 2004, compared to $31 million in 2003 and $9 million in 2002.

Free Cash Flow from Continuing Operations

($ in millions)	2004	2003	2002

Net cash provided by operating activities (GAAP)	$1,127	$812	$522
Less:
Capital expenditures	(412)	(373)	(315)
Dividends paid	(150)	(160)	(161)
Plus:
Proceeds from sale of assets	34	100	38

Free cash flow from continuing operations	$599	$379	$84

     Free cash flow is an important financial measure, which is widely focused upon by investors, the rating agencies and banks. Although it is not a GAAP measure, it is derived from components of the Company’s consolidated GAAP cash flow statement. Positive free cash flow generated by a company indicates the amount of cash available for reinvestment in the business, or cash that can be returned to investors through increased dividends, stock repurchase programs, debt retirements, or a combination of these. Conversely, negative free cash flow indicates the amount of cash that must be raised from investors through new debt or equity issues, reduction in available cash balances or a combination of these.

     The Company generated $599 million of free cash flow in 2004, which represented the fifth consecutive year of positive free cash flow. The improvement from 2003 to 2004 was primarily the result of higher income from continuing operations.

Cash Flow and Financing Outlook

     The Company’s financial position strengthened significantly during 2004 as a result of improved operating performance, positive free cash flow, the sale of Eckerd and the capital structure repositioning program. As of year-end 2004, Cash and Short-Term Investments were approximately $4.7 billion, of which, approximately $2.2 billion is planned to be used during 2005 to complete the 2004 and 2005 capital structure repositioning programs.

     In accordance with its financing strategy, the Company expects to maintain a strong liquidity position. Until the Company’s credit ratings improve to investment-grade levels, access to the capital markets for cash needs will retain an element of uncertainty. As such, management intends to maintain sufficient cash investment levels to ensure support for strategic and operational business needs, long-term debt maturities, dividends and contingency items, such as the cash contributions made to the Company’s qualified pension plan during the 2002-2004 period.

     For 2005, free cash flow is expected to be approximately $100 million, reflecting an increase in capital expenditures to $700 million in support of the Company’s investment in both new and existing stores, as well as new point-of-sale technology.

     In accordance with its long-term financing strategy, the

2004 ANNUAL REPORT	11	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company manages its financial position on a multi-year basis and may access the capital markets opportunistically. As a result of its strong liquidity position, the Company does not anticipate that additional external financing will be required in 2005 to fund its operating or strategic initiatives. Additionally, the Company does not expect to borrow under its credit facility except to support ongoing letters of credit. A new $1.2 billion facility is expected to close in April 2005, and will replace the Company’s existing $1.5 billion credit facility.

Financial Position

2004 Capital Structure Repositioning Plan

     In August 2004, the Company initiated a major equity and debt reduction program focused on enhancing stockholder value, strengthening the capital structure and improving the credit rating profile. The Company is using the $3.5 billion in expected net cash proceeds from the sale of the Eckerd drugstore operations and $1.1 billion of existing cash balances to fund the program, which is expected to be completed by the end of the second quarter of 2005. This program consists of the following:

     Debt Reduction Program – The Company’s debt reduction program consisted of planned debt retirements totaling $2.3 billion, including the now completed conversion of $650 million of convertible debt and JCP’s $400 million 7.4% Debentures Due 2037, which were subject to redemption at the option of the holders. Upon expiration of the put option on March 1, 2005, virtually all of the holders extended their debentures to the stated 2037 maturity date.

     During 2004, the Company reduced debt by approximately $1.7 billion, with the $650 million debt conversion mentioned above, $822 million of cash payments, and the termination of the $221 million Eckerd securitized receivables program.

     The 2004 debt reduction program will be completed upon the payment of $193 million of long-term debt scheduled to mature in May 2005.

     Series B Convertible Preferred Stock Redemption – On August 26, 2004, the Company redeemed, through conversion to common stock, all of its outstanding shares of Series B ESOP Convertible Preferred Stock (Preferred Stock), all of which were held by the Company’s Savings, Profit Sharing and Stock Ownership Plan, a 401(k) savings plan. Each preferred stockholder received 20 equivalent shares of JCPenney common stock for each one share of Preferred Stock in their Savings Plan account in accordance with the original terms of the Preferred Stock. Preferred Stock shares, which are included in the diluted earnings per share calculation as appropriate, were converted into approximately nine million common stock shares. Annual dividend savings will approximate $11 million after tax.

     Common Stock Repurchases – The Company currently is executing a common stock repurchase program of up to $3.0 billion, including the repurchase of up to $650 million of common stock that had been contingent upon the now-completed conversion of JCP’s 5.0% Convertible Subordinated Notes Due 2008. Share repurchases have been and will continue to be made in open-market transactions, subject to market conditions, legal requirements and other factors. The Company repurchased and retired 50.1 million shares of common stock during 2004 at a cost of approximately $1,952 million. This represents approximately two-thirds of the total planned common stock repurchases under the 2004 program. As of January 29, 2005, approximately $1.0 billion remained authorized for share repurchases. From January 30, 2005 through March 18, 2005, the Company repurchased an additional 1.7 million shares of common stock at a cost of approximately $82 million, bringing the total repurchases to date up to 51.8 million shares at a cost of approximately $2,034 million.

     Common Stock Outstanding – During 2004, the number of outstanding shares of common stock changed as follows, primarily as a result of the ongoing capital structure repositioning program:

Outstanding
(in millions)	Common Shares

Balance as of January 31, 2004	274
Repurchases of common stock	(50)
Conversion of $650 million of convertible debt at $28.50 per share	23
Redemption of preferred stock	9
Exercise of stock options	13
Other	2

Balance as of January 29, 2005	271

2005 Capital Structure Repositioning Plan

     On March 18, 2005, the JCPenney Board of Directors approved a new $1 billion capital structure repositioning program, which consists of $750 million of additional common stock repurchases and $250 million purchases of debt in the open market. The 2005 program is expected to be funded with existing cash and short-term investments.

     Common Stock Repurchases – The Company will expand its share repurchase plan to include an additional $750 million of common stock repurchases in fiscal 2005. Share repurchases will continue to be made periodically in open-market transactions, subject to market conditions, legal requirements and other factors.

     Open-market Debt Purchases – The Company expects to purchase $250 million of debt in the open market during 2005. The Company expects to incur approximately $30 million in pre-tax charges for call premiums related to the planned open-market purchases.

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

2004 ANNUAL REPORT	12	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

fundamental part of the Company’s store operations.

     While this ratio is not intended to be a substitute for the comparable GAAP measure, management believes that this provides a more comprehensive and realistic view of financial leverage. Debt investors and the credit rating agencies also consider off-balance sheet debt when evaluating financial leverage.

     Debt percent to total capital, both including and excluding the impact of PVOL, is as follows:

($ in millions)	2004		2003	2002

Long-term debt(1)	$3,923		$5,356	$5,173
Short-term debt	22		18	13

Total debt	3,945		5,374	5,186
PVOL	711		657	659

Total debt, including PVOL	4,656		6,031	5,845
Consolidated equity	4,856		5,425	6,370

Total capital(2)	$9,512		$11,456	$12,215

Debt percent to total capital	44.8%	(3)	49.8%	44.9%
Debt percent to total capital, including PVOL	48.9%	(3)	52.6%	47.9%

(1)	Includes current maturities, capital leases and other.

(2)	Eckerd PVOL of $3.3 billion and $2.9 billion for 2003 and 2002, respectively, and securitization of receivables of approximately $200 million for both 2003 and 2002 have been excluded due to Eckerd being reported as a discontinued operation.

(3)	Assuming the completion of $1 billion of common stock repurchases in the 2004 Capital Structure Repositioning Plan, debt percent to total capital would be 50.9% and debt percent to total capital, including PVOL, would be 55.0%.

     The Company’s capital structure in 2004 was positively impacted by improved earnings and $599 million of positive free cash flow generated from continuing operations. The Eckerd sale and the subsequent capital structure repositioning plan also served to strengthen the Company’s financial position. Going forward, the financing strategy is well-positioned to support the Company’s business plans. In addition to preserving strong liquidity and financial flexibility, management will continue to evaluate opportunities to deliver value to stockholders, strengthen the financial position and improve the credit rating profile in support of its objective to restore the Company’s credit ratings to an investment-grade level.

Working Capital

($ in millions)	2004	2003

Current assets	$8,427	$6,590
Less: Current liabilities	(3,447)	(3,754)

Working capital	$4,980	$2,836

     Working capital increased approximately $2.2 billion at year-end 2004 to $5.0 billion compared to $2.8 billion at year-end 2003. This is primarily the result of a net increase in Cash and Short-Term Investments from better operating performance that generated approximately $600 million of free cash flow, along with the proceeds from the Eckerd sale.

     Total LIFO inventory was $3,169 million at the end of 2004 compared with $3,156 million at the end of 2003. FIFO merchandise inventory was $3,194 million at the end of 2004, basically flat with last year’s $3,199 million. After an effective transition from fall and holiday assortments, the Company was well positioned with fresh merchandise for the Spring season. Inventory reflected a good balance among seasonal, basics and key items. Using new systems and the network of store distribution centers, the Company has continued to enhance its ability to allocate and flow merchandise to stores in-season by recognizing sales trends earlier and accelerating receipts, replenishing individual stores based on rates of sale and consistently providing high in-stock levels in basics and advertised items. This continued improvement of inventory management has helped to drive more profitable sales.

Credit Agreement

     The Company has a $1.5 billion revolving credit agreement (credit facility) that is scheduled to expire in May 2005. Indebtedness incurred under the credit facility is collateralized by all eligible domestic inventory, as defined in the credit facility agreement. This credit facility provides the Company with an additional source of liquidity for working capital needs and letter of credit support. During 2004, the credit facility was amended to permit the sale of Eckerd Corporation and its affiliates and assets, allow a broader range of cash investments and permit issuing banks to extend maturities of certain letters of credit past the expiration of the credit facility as long as they are collateralized with cash at that time. No borrowings have been made under this credit facility, other than the issuance of import and standby letters of credit, which totaled $153 million as of year-end 2004. The Company was in compliance with all financial covenants of the credit facility as of January 29, 2005. See further discussion of these covenants below.

     As discussed previously, the Company is planning to replace its $1.5 billion credit facility with a new $1.2 billion credit facility in April 2005. The dollar amount of the credit facility is being decreased due to the Eckerd sale. It is expected that the new credit facility will have no collateral requirement and provide adequate liquidity for the Company’s peak seasonal working capital needs.

Debt Covenants and Other

     Under the $1.5 billion credit facility discussed above, the Company is required to maintain an asset coverage ratio, defined as eligible inventory to total revolving credit exposure, of at least 1.75 to 1.0. Given that there were no borrowings other than the issuance of letters of credit, this ratio was 20.3 to 1.0 at year-end 2004, far exceeding the requirement.

     Additionally, the $1.5 billion credit facility includes a leverage ratio covenant, which consists of a maximum ratio of total debt to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA, as defined in the credit agreement), as measured on a trailing four-quarters basis, calculated at each quarter end. As of year-end 2004, the actual leverage ratio was 2.14 to 1.0, well within the prescribed limit of 3.75 to 1.0.

     The Company also has indentures covering approximately $275 million of long-term debt that contain a financial covenant requiring the Company to have a minimum of 200% net tangible assets to senior funded indebtedness (as defined in the respective indentures). These indentures permit the Company to issue additional long-term debt if it is in compliance with the covenant. At year-end 2004, the Company’s percent of net tangible assets to senior funded indebtedness was 302%.

     The Company’s liquidity is enhanced by the fact that the current debt portfolio and material lease agreements contain no provisions that could trigger acceleration of payments or collateral support in the event of adverse changes in the Company’s financial condition.

2004 ANNUAL REPORT	13	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FIFO EBITDA

($ in millions)	2004	2003	2002

Income from continuing operations before income taxes (GAAP)	$1,020	$546	$415
Add back/(deduct):
Net interest expense	233	261	226
Bond premiums and unamortized costs	47	—	—
Real estate and other expense/(income)	12	(17)	59
Depreciation and amortization	368	372	365
LIFO (credit)/charge	(18)	(6)	6

FIFO EBITDA of continuing operations (non-GAAP)	$1,662	$1,156	$1,071

     Earnings before interest, taxes, depreciation and amortization and LIFO (FIFO EBITDA) of continuing operations was $1,662 million, $1,156 million and $1,071 million for 2004, 2003 and 2002, respectively. The improvement over the past three years is due to consistent execution of the Company’s turnaround strategies and resulting higher income from continuing operations. FIFO EBITDA is included in the leverage ratio covenant in the Company’s credit agreement and is a key measure of cash flow generated and is focused upon by debt investors and the credit rating agencies. It is provided as an alternative assessment of operating performance. It is not intended to be a substitute for GAAP measurements and may vary for other companies.

Contractual Obligations and Commitments

     Aggregated information about the Company’s contractual obligations and commitments as of January 29, 2005 is presented in the following tables.

Contractual Obligations

($ in millions)	Total	2005	2006	2007	2008	2009	After 5 years

Long-term debt, including current maturities	$3,923	$459	$21	$433	$203	$—	$2,807
Short-term debt - Renner	22	22	—	—	—	—	—
Trade payables	1,200	1,200	—	—	—	—	—
Operating leases(1)	1,197	226	185	149	130	110	397
Contributions to non-qualified supplemental retirement and postretirement medical plans(2)	504	75	76	78	81	32	162
Contractual obligations(3)	163	107	43	10	3	––	––

Total	$7,009	$2,089	$325	$670	$417	$142	$3,366

(1)	Represents future minimum lease payments for non-cancelable operating leases, including operating lease obligations assumed when the Company terminated third-party service contracts for certain store distribution centers.

(2)	Includes expected payments through 2014.

(3)	Consists primarily of (a) minimum purchase requirements for exclusive merchandise; (b) royalty obligations; and (c) minimum obligations for energy services, software maintenance and network services.

     The Company is predominantly engaged in the retailing business of buying and selling merchandise. In the normal course of business, the Company issues purchase orders to vendors/suppliers for merchandise inventory to meet customer demand for style, seasonal and basic merchandise. The Company’s purchase orders are not unconditional commitments but, rather, represent executory contracts requiring performance by vendors/suppliers, including delivering the merchandise prior to a specified cancellation date and meeting product specifications and other requirements. Failure to meet agreed-upon terms and conditions may result in the cancellation of the order. Accordingly, the table above excludes outstanding purchase orders for merchandise inventory that has not been shipped. Under the terms of the purchase orders, merchandise is purchased on a F.O.B. (Free on Board) shipping point basis. As a result, the cost of merchandise shipped but not received by the Company as of year end (in-transit merchandise) is recorded on the Consolidated Balance Sheets in Merchandise Inventory with a corresponding offset to Trade Payables. As of January 29, 2005, the Company had approximately $364 million of domestic and foreign in-transit merchandise, which together with trade payables for merchandise already received, is reflected in the table above. Additionally, the Company issues letters of credit for merchandise inventory sourced overseas, which are included in the Commitments table below.

Commitments

							After
($ in millions)	Total	2005	2006	2007	2008	2009	5 years

Standby and import letters of credit(1)	$153	$153	$—	$—	$—	$—	$—
Surety bonds(2)	80	80	—	—	—	—	—
Guarantees(3)	76	—	8	7	—	3	58

Total	$309	$233	$8	$7	$—	$3	$58

(1)	Standby letters of credit ($143 million at January 29, 2005) are issued as collateral to a third-party administrator for self-insured workers’ compensation and general liability claims. The remaining $10 million are outstanding import letters of credit.

(2)	Surety bonds are primarily for previously incurred and expensed obligations related to workers’ compensation and general liability claims.

(3)	Includes (a) $28 million for certain personal property leases assumed by the purchasers of Eckerd; (b) $18 million on loans related to a real estate investment trust; (c) $20 million related to a third-party reinsurance guarantee; and (d) $10 million related to certain leases for stores that were sold in 2003, which is recorded in Accrued Expenses and Other.

2004 ANNUAL REPORT	14	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Guarantees

     As of January 29, 2005, the Company has guarantees of approximately $28 million for certain personal property leases assumed by the purchasers of Eckerd, which were previously reported as operating leases. Currently, management does not believe that any potential financial exposure related to these guarantees would have a material impact on the Company’s financial position or results of operations. Additionally, the Company has guarantees of approximately $10 million related to certain leases for stores that were sold in 2003, which are recorded in Accrued Expenses and Other.

     JCP, through JCP Realty, Inc., a wholly owned subsidiary, has investments in 14 partnerships that own regional mall properties, six as general partner and eight as limited partner. JCP’s potential exposure to risk is greater in partnerships in which it is a general partner. Mortgages on the six general partnerships total approximately $324 million; however, the estimated market value of the underlying properties is approximately $610 million. These mortgages are non-recourse to JCP, so any financial exposure is minimal. In addition, the subsidiary has guaranteed loans totaling approximately $18 million related to an investment in a real estate investment trust. The estimated market value of the underlying properties significantly exceeds the outstanding mortgage loans, and the loan guarantee to market value ratio is less than 4% as of January 29, 2005. In the event of possible default, the creditors would recover first from the proceeds of the sale of the properties, next from the general partner, then from other guarantors before JCP’s guarantee would be invoked. As a result, management does not believe that any potential financial exposure related to this guarantee would have a material impact on the Company’s financial position or results of operations.

     As part of the 2001 DMS sale, JCP signed a guarantee agreement with a maximum exposure of $20 million. Any potential claims or losses are first recovered from established reserves, then from the purchaser and finally from any state insurance guarantee fund before JCP’s guarantee would be invoked. As a result, management does not believe that any potential exposure would have a material effect on the Company’s consolidated financial statements.

Foreign Currency Risk

     The Company operates 62 Renner Department Stores in Brazil. Sales were $329 million, $273 million and $249 million for 2004, 2003 and 2002, respectively. For 2004, other comprehensive income related to currency translation for Brazil was a favorable adjustment of approximately $11 million. Due to the limited nature of foreign operations and the U.S. dollar denomination of virtually all import contracts, management believes that its exposure to market risk associated with foreign currencies does not have a material impact on its financial condition or results of operations.

RISK MANAGEMENT

     Management recognizes its responsibility to proactively manage risks effectively in order to maximize enterprise value (defined as the combined market value of the Company’s debt and equity) to investors. A certain degree of risk is inherent in operating a three-channel retailing organization. The Company has an enterprise-wide risk management framework in place to identify, measure and manage risks. The Company’s organizational structure, both at the Board and Company management levels, plays a critical role in maintaining an effective overall risk management process, as highlighted by the risk management and monitoring processes described below:

     Independent Oversight — There are various committees at the Board of Directors’ level that oversee the risk governance activities of the senior management committees. The Audit Committee is responsible for discussion of guidelines and policies to govern the process by which risk assessment and management is undertaken. In addition, the Audit Committee reviews with management the system of internal control and financial reporting that is relied upon to provide reasonable assurance of compliance with the Company’s operational risk management processes. The Finance Committee reviews the Company’s overall financing plan and dividend policy, as well as the liquidity position of the Company. The Human Resources and Compensation Committee oversees senior management committees responsible for retirement and welfare plans, equity and other compensation plans. The Corporate Governance Committee monitors developments in the governance area and recommends policies and practices to the Board of Directors.

     Executive Board — The Executive Board, comprised of the top 20 members of senior management, meets monthly and is involved in the development of corporate strategy, monthly review of operational and financial results, progress on planned initiatives and other matters that relate to the leadership and management of the Company. The Executive Board also provides direction for managing the portfolio of risks throughout the enterprise.

     Capital Appropriations Committee (CAC) — The CAC reviews and approves individual capital and systems projects, as well as contractual commitments for the purchase of non-merchandise goods and services, and ensures proper capital allocation consistent with the overall capital expenditure plan.

     Human Resources Committee (HRC) — The HRC ensures that processes are in place to provide competitive compensation packages, associate development and training and management succession plans. In addition, this committee ensures appropriate management and fiduciary responsibilities are carried out with respect to retirement and welfare plans and manages and provides direction for equity and compensation plan strategies.

     Disclosure and Controls Review Committee (DCRC) and Sarbanes-Oxley (SOX) Compliance and Monitoring Group — The DCRC is made up of senior executives of the Company, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO). The DCRC ensures that the Company’s established disclosure controls and procedures and certification process are adhered to. Late in 2004, the SOX Compliance and Monitoring Group was

2004 ANNUAL REPORT	15	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

established and consists of associates dedicated full-time to managing the ongoing process of monitoring and self-testing key controls throughout the organization, documenting and testing significant changes to internal controls over financial reporting and meeting all of the related reporting requirements.

     Independent Support Functions — Internal Audit, Legal and Finance support the Company’s risk management function. They operate independently of the operating divisions of the Company. As an important component of the Company’s control structure, the Internal Audit department reports functionally to the Audit Committee of the Board of Directors. Internal Audit performs reviews and completes test work to ensure that: (a) risks are appropriately identified and managed; (b) interaction with various internal governance groups, such as the legal compliance coordinators, occurs as needed; (c) significant financial, managerial and operating information is reliable and timely; (d) associates’ actions are in compliance with policies, standards, procedures and applicable laws and regulations; (e) resources are acquired economically, used efficiently and adequately protected; (f) quality and continuous improvement are fostered in the organization’s control process; and (g) significant legislative or regulatory issues impacting the organization are recognized and addressed appropriately. Legal compliance coordinators, working with Internal Audit, are responsible for ensuring that all areas of the Company have effective procedures in place to comply with various laws and regulations and any changes thereto.

Categories of Risk

     Management defines risk as the potential deviation from planned operating results that may have a negative impact on investor enterprise value in the short or long term. The deviation can arise from inadequate or ineffective internal processes or systems, external events or Company personnel. The Company’s key risks and related risk mitigation/management practices are discussed below.

Business

•	Strategic — The Company’s key business risk would be the failure to consistently execute in a centralized environment and achieve sustainable operating performance at the Company’s targeted levels. In addition, it will be critical to continue the positive momentum experienced over the last four years to transition from a turnaround to a leadership position in both sales and profitability.

     A strong foundation has been built as the Company has made the transition to a centralized merchandising model, improved the merchandise assortments and related marketing and strengthened the Company’s core private brands. The Company has established centralized store distribution centers and inventory systems that allow the Company to improve the planning of merchandise assortments, allocate inventory and stock stores and better track sales trends enabling prompt replenishment and timely pricing decisions. The Company’s overall goal is to provide customers with stylish merchandise at competitive prices in an exciting and consistent store environment. The Company’s initiatives over the next few years will be to improve the customer experience by leveraging the Company’s multiple shopping channels with coordinated merchandise assortments and marketing events, continue to build and improve the Company’s strong private brands, invest in the renewal of high-potential stores, expand the Company’s presence through the addition of off-mall stores and invest in new technology.

     While results have been positive and the turnaround is essentially complete, the Company will face continued challenges, particularly as it moves beyond the turnaround to its longer-term strategic priorities. Key to meeting the Company’s long-term customer and financial goals is continued realization of the benefits from centralized buying and allocation. The effectiveness of these processes and systems is an important component of the Company’s ability to have the right inventory at the right place, time and price. Also key to success will be the customer’s response to initiatives related to new private brands being rolled out, such as nicole by Nicole Miller, expansion of other private brands, such as the Chris Madden for JCPenney Home Collection, Turning Home into Haven, as well as investments to make the shopping experience easier, such as the new point-of-sale technology that will be rolled out in 2005 and 2006.

•	Management — Since 2000, the Company has hired seasoned individuals, including executive level and others with a breadth of experience in merchandising, marketing, buying and allocation under a centralized model, as well as to manage Catalog and Internet operations. The Board of Directors dedicated significant effort during 2004 to identify and appoint the right individual to lead the Company beyond the turnaround. This search led to the appointment of Myron E. Ullman, III, as the Company’s new Chairman of the Board and Chief Executive Officer effective December 1, 2004.

     While the risk always exists that key management associates could decide to leave the Company, the depth of experience in all critical areas of the Company mitigates that risk to a certain degree. In addition, one of the CEO’s priorities is to make JCPenney a great place to work. This initiative, combined with the sense of accomplishment for the progress that has been made over the past few years, creates an atmosphere where associates want to be part of a winning team and should contribute to the Company’s ability to retain quality personnel over the longer term.

Financial

•	Financial Position and Liquidity — The Company’s successful execution of its financing strategy over the past four years, combined with the sale of Eckerd in 2004, has mitigated the strategic risk inherent during the turnaround period by providing the financial resources necessary to increase capital spending to fund planned department store renewals, new mall and off-mall stores and relocations, and to make additional investments in technology. This has allowed the operating leadership within the Company time to focus on converting to a centralized merchandising organization, enhance the merchandise assortments and marketing efforts, with the ultimate goal of

2004 ANNUAL REPORT	16	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

rebuilding the customer franchise and restoring the profitability of the Company to competitive levels on a sustainable basis.

     Competitive operating profit margins are necessary to restore the Company’s return on invested capital and return on stockholders’ equity to retail industry standards and thereby improve the Company’s access to the capital markets. Until the Company’s credit ratings improve to investment-grade levels, access to the capital markets for cash needs will retain an element of uncertainty. As such, management intends to maintain sufficient cash investment levels to ensure support for strategic and operational business needs, long-term debt maturities, dividends and contingency items.

     To manage financial risk, management utilizes scenario analysis and “stress testing” in the planning process. Contingency plans are developed to ensure financial flexibility and liquidity levels are maintained during periods of deteriorating economic conditions, potential shortfalls in profits and cash flow and limited access to the capital markets.

     Longer term, a strong financial position is dependent on the Company achieving a competitive level of profitability on a sustainable basis. As a result, management is focused on moving from successfully executing a turnaround to achieving top quartile performance within the department store sector.

•	Internal Control — The Company is responsible for maintaining effective internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under Section 404 of the Sarbanes-Oxley Act of 2002, effective as of year-end 2004, management is required to report publicly on the effectiveness of the Company’s internal control over financial reporting and has included Management’s Report on Internal Control over Financial Reporting on page 23. Additionally, the Company’s external auditors are required to express an opinion on management’s assessment as well as on the effectiveness of the Company’s internal control over financial reporting. KPMG LLP’s report is included on page 24. Ineffective internal control over financial reporting would not allow the Company to adequately prevent or detect misstatement of its financial statements or adequately safeguard the use of its assets.

     In preparation for the initial reporting under Section 404, the Company established a SOX Steering Committee to oversee the Company’s progress and status. During 2004, the Company dedicated significant internal resources in order to ensure that both its internal controls and the related documentation were sufficient and to test the effectiveness of identified key controls. As discussed previously, going forward, the Company will continue to dedicate full-time resources in order to ensure that its internal control over financial reporting remains effective and adequately documented. Further, the Internal Audit group is in the process of reviewing and making recommendations for further enhancement of the Company’s fraud controls.

Operational

•	Merchandise Selection and Allocation — Key to the Company’s success is having merchandise in the styles, sizes and colors that the Company’s customers want when they want it. Over the past few years, professionals have been hired with expertise in buying and sourcing for each merchandise division under a centralized business model. Additionally, as discussed previously, systems and logistics centers have been rolled out to better allocate and flow inventory to stores and better track sales trends to enable prompt replenishment and manage pricing.

     In addition to the Company personnel, processes and systems, the key to merchandise selection is listening to the customers. The Company conducts ongoing consumer research to determine attitudes and perceptions of the Company and its offerings versus its competitors. This has led to significant editing of assortments, enhancements to key private brands, such as the Arizona apparel line, and the development of new private brands, such as the Chris Madden for JCPenney Home Collection, Turning Home into Haven.

     The end of quotas is changing the foreign sourcing process for all retailers. With private brands representing about 40% of total sales in 2004, the Company has an extensive worldwide sourcing organization that has been preparing for the end of quotas for several years. The Company has implemented contingency plans that include the identification of alternate sources for product and the uninterrupted access to product.

     The Company could be impacted by logistical or other issues faced by suppliers or have an interruption in one of its own store distribution centers. However, the Company has a diversified supplier base, both domestic and foreign, and is not dependent, to any material extent, on any single supplier. Additionally, the Company has business continuity plans in place for all merchandise distribution centers that would provide rerouting of merchandise allocations to have uninterrupted flow of merchandise to both stores and direct to customers.

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

     The Company seeks to minimize operational risk associated with communication and information systems through the development of back-up systems and emergency plans. The Company has disaster prevention and recovery plans in place should events occur that could interrupt operations. Ongoing assessment and testing is being conducted to minimize current and future risk. There is a process in place to provide regular associate training, operating instructions and site visits to help limit operational defects or mistakes.

Consumer Market

•	Reputation — The Company’s success depends not only on its ability to attract and retain target customers by consistently

2004 ANNUAL REPORT	17	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

offering stylish quality merchandise assortments at competitive prices, but equally on the maintenance of its reputation among many constituents – customers, suppliers, investors and regulators, as well as the general public – for business practices of the highest quality.

     Attention to integrity and reputation has always been a key aspect of the Company’s practices and maintenance of reputation is the responsibility of everyone in the organization. The Company supports this individual responsibility in many ways, including a code of ethics, training, policies and oversight functions throughout the organization.

•	Competition, Economic Conditions and Customers’ Changing Tastes and Values — Competitive risk, the economy and consumer attitudes are each important risk factors that could impact a retail channel’s or the entire Company’s performance. The Company monitors its market share and its positioning in the retail market and adjusts its strategy as appropriate. Typical adjustments might include relocating stores, reviewing merchandise offerings or pricing, changing merchandise allocations among various store formats and locations based on customer demand shifts and changing marketing programs.

     The Company has multiple selling channels (e.g., department stores, catalogs and the Internet), and many different product lines, both by type of product (e.g., home, apparel, accessories and jewelry) and brand (i.e., national, private and exclusive). These factors provide diversification and a level of mitigation relative to the Company’s overall market risk.

     While there is a risk of deflation across the industry, the Company has been working with suppliers to enhance the fabrication and features of its products, giving its customers a better product at a competitive price. Given the Company’s high percentage of private label merchandise, management believes that the Company continues to be in a better position than many of its competitors and does not expect deflation to be a significant factor in 2005.

     In addition, while the Company has processes in place to adjust to competitive and economic factors, every company is subject to unknown or sudden shifts in consumer spending patterns or overall economic factors.

Other Risk Factors

     The Company’s business is subject to other risk factors, both internal and external, that may impact future operating and financial performance, such as regulatory and legal risks, changes in tax laws, inflation and the possibility of catastrophic events, including the occurrence of significant weather-related or other natural disasters or human-made disasters, such as those arising from acts of terrorism. The Company has a number of integrated programs in place to mitigate the financial impact from property losses or third-party liability claims. Each year, management reviews the level of risk that will be retained by the Company and the portion of risk that will be supported by conventional insurance contracts.

CRITICAL ACCOUNTING POLICIES

     The application of accounting policies necessarily involves judgment and, in certain instances, the use of estimates and assumptions. Different amounts could be reported under different conditions or using different assumptions. Management believes that the accounting policies used to develop estimates that are the most critical to understanding and evaluating the Company’s reported results relate to: inventory valuation under the retail method of accounting; valuation of long-lived assets; estimation of reserves and valuation allowances, specifically related to closed stores, insurance, income taxes, litigation and environmental contingencies; and pension accounting.

     The Company’s management has discussed the development and selection of these critical accounting policies with the Audit Committee of the Company’s Board of Directors and its independent auditors. The Audit Committee has reviewed the Company’s disclosures relating to these policies in this Management’s Discussion and Analysis. For a complete list of the Company’s significant accounting policies, see Note 1 to the consolidated financial statements that appear after this discussion.

Inventory valuation under the retail method:

     Inventories are valued primarily at the lower of cost (using the last-in, first-out or “LIFO” method) or market, determined by the retail method for department stores and store distribution centers, and standard cost, representing average vendor cost, for Catalog/Internet and regional warehouses. Under the retail method, inventory is segregated into groupings of merchandise having similar characteristics and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each grouping of merchandise. Cost factors represent the average cost-to-retail ratio for each merchandise group based on the beginning of period inventory plus the period’s purchase activity, as calculated on a monthly basis, for each store location. Accordingly, a significant assumption under retail method accounting is that the inventory in each group of merchandise is similar in terms of its cost-to-retail relationship and has similar gross margin and turnover rates. Management monitors the content of merchandise in these groupings to ensure distortions that would have a material effect on inventory valuation do not occur. The retail method inherently requires management judgment and certain estimates that may significantly impact the ending inventory valuation at cost as well as gross margin. Among others, two of the most significant estimates are permanent reductions to retail prices (markdowns) used to clear unproductive or slow-moving inventory and shortage (shrinkage).

     Permanent markdowns designated for clearance activity are recorded at the point of decision, when the utility of inventory has diminished, versus the point of sale. Factors considered in the determination of permanent markdowns include: current and anticipated demand, customer preferences, age of the merchandise and style trends. The corresponding reduction to gross margin is also recorded in the period the decision is made.

     Shrinkage is estimated as a percentage of sales for the period from the last inventory date to the end of the fiscal year. Physical

2004 ANNUAL REPORT	18	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

inventories are taken at least annually for all department stores, store distribution centers, warehouses and Catalog/Internet fulfillment centers on a staggered basis throughout the year, and inventory records are adjusted accordingly. The shrinkage rate from the most recent physical inventory, in combination with current events and historical experience, is used as the standard for the shrinkage accrual rate for the next inventory cycle.

     To estimate the effects of inflation/deflation on ending inventory, an internal index measuring price changes from the beginning to the end of the year is calculated using merchandise cost data at the item level.

Valuation of long-lived assets:

     Management evaluates recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, for example, when a store’s performance falls below minimum Company standards. In the fourth quarter of each fiscal year, management reviews the performance of individual stores. Underperforming stores are selected for further evaluation of the recoverability of the carrying amounts. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured as the excess of carrying value over the fair value of the impaired asset. Management estimates fair value based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company’s current business model. Additional factors are taken into consideration, such as local market conditions, operating environment, mall performance and other trends.

     Impairment losses totaling $12 million, $26 million and $47 million in 2004, 2003 and 2002, respectively, were recorded for underperforming department stores and underutilized Catalog/Internet and other facilities. If different assumptions were made or different market conditions were present, any estimated potential impairment amounts could vary from recorded amounts.

Reserves and valuation allowances:

     Based on an overall analysis of store performance and expected trends, management periodically evaluates the need to close under-performing stores. Reserves are established at the point of closure for the present value of any remaining operating lease obligations (PVOL), net of estimated sublease income, and at the point of decision for severance and other exit costs, as prescribed by SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” See further discussion in Note 1 on page 33. Two key assumptions in calculating the reserve include the timeframe expected to terminate lease agreements and estimations of other related exit costs. If different assumptions were used regarding the timing and potential termination costs, the resulting reserves could vary from recorded amounts. Reserves are reviewed periodically and adjusted when necessary.

     The Company records a provision for workers’ compensation and general liability risk based on independent actuarial best estimates of claims that have been reported, as well as those incurred but not yet reported, resulting from historical experience and current data. Total estimated claim amounts are discounted using a risk-free rate. The actuary provides a range of estimated liability and the Company targets the provision above the midpoint of that range.

     Income taxes are estimated for each jurisdiction in which the Company operates. This involves assessing the current tax exposure together with temporary differences, which result from differing treatment of items for tax and book purposes. Deferred tax assets and liabilities are provided for based on these assessments. Deferred tax assets are evaluated for recoverability based on estimated future taxable income. To the extent that recovery is deemed unlikely, a valuation allowance is recorded. Deferred tax liabilities are provided for when the Company considers that it is probable that taxes will be due. Deferred liabilities are evaluated and adjusted as appropriate, considering the progress of audits of various taxing jurisdictions. Management does not expect the outcome of tax audits to have a material adverse effect on the Company’s financial condition, results of operations or cash flow. Many years of data have been incorporated into the determination of tax reserves and the Company’s estimates have historically been reasonable.

     The Company is involved in legal proceedings and governmental inquiries associated with employment and other matters. Reserves have been established based on management’s best estimates of the Company’s potential liability in these matters. This estimate has been developed in consultation with in-house and outside counsel. Management does not believe that these proceedings and inquiries, either individually or in the aggregate, will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flow. See further discussion in Note 20.

     Reserves for potential environmental liabilities related to facilities, most of which the Company no longer operates, are adjusted based on the Company’s experience, as well as consultation with independent engineering firms and in-house legal counsel, as appropriate. Management continues to believe the reserve is adequate to cover estimated potential liabilities.

Pension:

Pension accounting — The Company sponsors a non-contributory qualified defined benefit pension plan (the primary pension plan), supplemental retirement plans for certain management associates and other postretirement benefit plans. Refer to Note 17 for further discussion of these plans. Major assumptions used in accounting for these plans include the expected long-term rate of return on plan assets and the discount rate. Assumptions are determined based on Company information and market indicators and are evaluated at each annual measurement date (October 31). A change in any of these assumptions would have an effect on the Company’s pension and other postretirement benefit plan costs. These assumptions require significant judgment, and the calculation of pension costs is relatively complex. The Company utilizes third parties, including actuarial and investment advisory firms, to help evaluate annually the appropriateness of the expected rate of return, the discount rate and other pension plan assumptions. The following discussion relates to the primary pension plan only, as it makes up the majority of recorded pension expense and related asset/liability amounts in the consolidated financial statements.

2004 ANNUAL REPORT	19	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Demographic assumptions — For purposes of estimating demographic mortality in the measurement of the Company’s pension obligation, as of October 31, 2004, the Company began using the Retirement Plans 2000 Table of Combined Healthy Lives, projected to 2005, using Scale AA to forecast mortality improvements five years into the future to 2005. Previously, the Company had utilized the 1983 Group Annuity Mortality Table, which it continues to use for calculating funding requirements based on Internal Revenue Service regulations. This change did not have a material impact on the projected benefit obligation.

Market-related value of plan assets — In accounting for pension costs, the Company uses fair value, which is the market value of plan assets as of the annual measurement date, to calculate the expected return on assets and gain/loss amortization components of net periodic pension expense. If the Company were to use a calculated value, such as a three- or five-year moving average, to determine the market-related value of plan assets and recognize variances from expected results on a delayed basis, the amount of pension expense or income recognized could vary significantly from that recorded under the Company’s current methodology. This would have been especially true in 2003 and 2002, given the significant decline in the global equity markets. The fair-value approach, which is the Financial Accounting Standards Board’s (FASB’s) preferred methodology, required the Company to reflect this decline in the fair value of the plan’s assets.

Return on plan assets — To develop its expected return on plan assets, the Company considers its long-term asset allocation policy, historical returns on plan assets and overall capital market returns, taking into account current and expected market conditions. The Company’s primary pension plan is well diversified with an asset allocation policy that provides for a targeted 70%, 20% and 10% mix of equities (U.S., non-U.S. and private), fixed income (investment-grade and high-yield) and real estate (private and public), respectively. This allocation provides the pension plan with the appropriate balance of investment return and volatility risk, given the funded nature of the plan, its present and future liability characteristics and its long-term investment horizon. See further discussion of the asset allocation strategy for plan assets in Note 17.

     Since the inception of the Company’s primary pension plan in 1966 through the October 31, 2004 measurement date, the average annual return has been 9.4%. After three years of decline in the fair value of pension assets during the 2000-2002 bear market, pension assets experienced significant increases due to back-to-back annual gains in global equity markets in 2003 and 2004. The one-year return on plan assets was 11.7% through October 31, 2004 following a 19.5% one-year return on plan assets through October 31, 2003. Because the fair value of plan assets is measured as of a point in time, the change in fair value between measurement dates affects the subsequent year’s net pension expense. The increase in fair value in 2003 positively impacted net pension expense in 2004 and reversed the trend of net pension expense increases from 2001 to 2003. Net periodic pension expense was $82 million, $130 million and $24 million in 2004, 2003 and 2002, respectively. Since inception, the Company’s primary pension plan has incurred cumulative pre-tax expense of approximately $114 million. This is the result of cumulative pension expense during the 1966-1984 period of $366 million, cumulative pension income during the 1985-2001 period of $488 million and pension expense in the 2002-2004 period totaling $236 million. In 2002, the Company lowered the expected rate of return from 9.5% to 8.9% to reflect lower historical and expected future rates of return among all asset classes. See discussion of the impact on earnings below.

Discount rate — The Company lowered the discount rate used to measure the pension obligation from 6.35% to 5.85% in 2004, from 7.10% to 6.35% in 2003 and from 7.25% to 7.10% in 2002, based on the yield to maturity of a representative portfolio of AA-rated corporate bonds as of the October 31 measurement dates in 2004, 2003 and 2002, with average cash flow durations similar to the pension liability. This methodology is consistent with guidance in SFAS No. 87, “Employers’ Accounting for Pensions,” to use the rate currently available on high-quality bonds and the subsequent guidance issued by the Securities and Exchange Commission that high-quality bonds should be those with at least AA rating by a recognized rating agency.

Impact on earnings and sensitivity — As a result of strong asset performance in 2003, the Company incurred a significant decrease in 2004 net pension costs, which incrementally improved EPS by approximately $0.10, compared to reductions in EPS of $0.24 and $0.20 in 2003 and 2002, respectively. While the 2004 positive returns on plan assets as well as the discretionary contribution made in 2004 are expected to lower the 2005 expense, this is somewhat offset by the fact that the Company has lowered the discount rate in each of the last three years due to the general decline in interest rates over this period. Based on these trends, the 2005 net pension expense is anticipated to be only slightly lower than the amount recognized in 2004. The sensitivity of the pension expense to a plus or minus one-half of one percent of expected return on assets is a decrease or increase in expense of approximately $0.05 per share. The sensitivity of the pension expense to a plus or minus one-half of one percent of the discount rate is a decrease or increase in expense of approximately $0.09 per share.

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

2004 ANNUAL REPORT	20	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funding history — Since the plan’s inception, the Company has contributed $1.7 billion, or approximately $1.0 billion on an after-tax basis, to its primary pension plan. Over this timeframe, actual investment return on plan assets has generated a significant portion of the $6.5 billion in pension plan total value, defined as $2.5 billion in cumulative benefit payments to retired associates plus $4.0 billion in plan assets at year-end 2004. In effect, the Company’s cumulative after-tax cash contributions over this timeframe represent approximately 15% of the plan’s total value (i.e., $1.0 billion as a percent of $6.5 billion). The remainder of the plan’s total value has been generated by the actual investment returns since inception. The Company targets to maintain its portion of the primary pension plan’s total value to a level of 20% or less, primarily through its funding policy and asset mix strategy. Targeting the Company’s portion of the pension plan’s total value at this level is important since cash contributions to the plan utilize capital resources from investors and have an associated cost of capital.

     The Company made cash contributions to its primary pension plan annually during the 1966-1983 period in order to provide an asset base to support the accelerating liability growth in the early years of the plan. Over the 1984-2004 period, the Company made cash contributions to the plan in seven years (1993-1996, 2002-2004) and no contributions in the other 14 years due to maintaining a well-funded plan and the actual investment return on plan assets.

     The primary pension plan’s ERISA actuarial funding liability at year-end 2004 was characterized by a normalized annual growth rate of approximately 3%. Plan expenses and cash benefits paid to retirees were about 6% of plan assets in 2004. This resulted in a total annual liability requirement for the plan of about 9%. The composition of this annual liability requirement reflects the Company’s employee demographics in terms of length of service, compensation and age. In contrast, during the 1966-1983 period, or the plan’s early years, the liability characteristics of the plan reflected a higher annual liability growth rate and a lower cash benefit payment to retirees.

Asset allocation strategy — The primary pension plan’s asset allocation strategy is designed to mitigate this annual liability requirement and result in a cost-effective level of pension expense and cash contributions over time to the Company as discussed above. In effect, the plan’s asset allocation strategy needs to produce an average return on assets of approximately 9% or higher in order to eliminate cash contributions to the plan on a sustainable long-term basis, given the plan’s current annual liability requirement and funded position. This was the case during most of the 1984-2004 period as discussed above. In periods of significant capital market declines, such as 2001 and 2002, the plan’s surplus is utilized first to mitigate the annual liability requirement, and then the Company’s available cash resources are utilized to restore the plan’s funded ratio to a targeted level.

Funded status — The Company’s primary pension plan remains in a well-funded position. Although no additional funding was required under ERISA, the Company made discretionary contributions of $300 million, or $190 million after tax, to its primary pension plan in October of 2004, 2003 and 2002. At October 31, 2004, plan assets of $4.0 billion, which included the current year contribution of $300 million, were approximately 137% of the $2.9 billion ERISA funding liability. At October 31, 2003 and 2002, the funded ratios were 129% and 112%, respectively. The increase in the 2004 funded ratio resulted primarily from the improvements in the global equity markets, combined with the impact of the Company’s 2004 contribution to the plan mentioned previously.

Expected contributions — Contributions subsequent to 2004 for the primary pension plan are dependent on asset returns and future discount rates. The Company does not anticipate minimum funding requirements in 2005 under ERISA. It may decide to make a discretionary contribution, however, depending on market conditions, the funded position of the primary pension plan and the Company’s financial condition. See further discussion in Note 17.

ACCOUNTING FOR STOCK OPTIONS

     The Company has a stock option program for approximately 1,600 executives and senior management. Over the past three years, the Company’s annual stock option grants under this program have averaged about 1.6% of outstanding shares, including the common stock equivalent of preferred shares. As of January 29, 2005, options to purchase 13.8 million shares of common stock, representing 5.1% of total shares, were outstanding, of which 10.8 million were exercisable. Of the exercisable options, about 72% were “in-the-money,” or had an exercise price below the closing end-of-year stock price of $41.69. See Note 15 for more details about the Company’s stock option program.

     Through 2004, the Company followed Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), which did not require expense recognition for stock options granted when the exercise price of the option equaled, or exceeded, the fair market value of the common stock on the date of grant. As required by the original SFAS No. 123, “Accounting for Stock-Based Compensation,” for companies retaining APB No. 25 accounting, the Company has disclosed the estimated impact of fair value accounting for stock options issued. See Note 1 on page 31.

     The FASB recently issued Statement 123 (revised), “Share-Based Payment,” which will require the use of the fair value method for accounting for stock options. As discussed on page 22, the Company has elected to early-adopt SFAS No. 123R, effective January 30, 2005.

NEW ACCOUNTING PRONOUNCEMENTS AND RECENT DEVELOPMENTS

     On May 19, 2004, the FASB issued FASB Staff Position (FSP) SFAS No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The referenced legislation (the Act) was passed in December 2003 and provides for a federal subsidy to employers that offer

2004 ANNUAL REPORT	21	J.C. PENNEY COMPANY, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

retiree prescription drug benefits that are at least actuarially equivalent to those offered under the government sponsored Medicare Part D. While the provisions of FSP SFAS No. 106-2 were effective in the Company’s third quarter of 2004, final regulations that define actuarial equivalency were not issued until January 2005. As a result, the disclosures included in Note 17 do not reflect the potential effects of the Act, which, due largely to the cap on Company contributions, are not expected to have a material effect on the Company’s consolidated financial statements.

     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and will be early-adopted by the Company in the first quarter of fiscal 2005. The Company does not expect SFAS No. 151 to have a material impact on the Company.

     In December 2004, the FASB issued SFAS No. 123 (revised) (SFAS No. 123R), “Share-Based Payment.” SFAS No. 123R will eliminate the ability to account for share-based compensation transactions using APB No. 25 and will require instead that compensation expense be recognized based on the fair value of the award on the date of grant. Additional footnote disclosures will also be required. While the Company is not required to adopt SFAS No. 123R until the third quarter of 2005, it has elected to early-adopt the statement effective January 30, 2005 using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense will also be recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. The Company estimates that the adoption of SFAS No. 123R in 2005 will result in a charge of $19 million ($11 million after tax), or $0.05 per share. The Company will not adjust prior year financial statements under the optional modified retrospective method of adoption.

     On February 7, 2005, the Chief Accountant of the Securities and Exchange Commission (SEC) issued a letter to the American Institute of Certified Public Accountants expressing the SEC staff’s views on certain operating lease accounting issues and their application under GAAP. As a result, the Company reviewed its accounting for store leases and leasehold improvements and recorded an $8 million pre-tax charge, primarily to synchronize the depreciation periods of buildings and leasehold improvements with the related lease terms, including renewal periods that were considered reasonably assured of occurring. In addition, the Company recorded a $111 million balance sheet adjustment at January 29, 2005 to increase Property and Equipment, Net and establish a deferred rent liability, included in Other Liabilities in the Company’s Consolidated Balance Sheet, for the unamortized balance of developer/tenant allowances. Historically, construction allowances were classified as reductions to Property and Equipment, Net. The Company has changed its accounting policies related to lease accounting to be consistent with the SEC guidance. See Note 1 on page 30.

FISCAL YEAR 2005

     In February 2005, management communicated the following guidance for 2005:

     •  Comparable department store sales are expected to increase low-single digits for 2005, and Catalog/Internet sales are expected to increase low-to-mid single digits for the year.

     •  Earnings from continuing operations are expected to be in the range of $2.89 to $3.01 per share for 2005, including the impact of charges related to planned open-market purchases of debt.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This Annual Report, including the Chairman’s letter, may contain forward-looking statements made within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current view of future events and financial performance. The words expect, plan, anticipate, believe, intent, should, will and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties that may cause the Company’s actual results to be materially different from planned or expected results. Those risks and uncertainties include, but are not limited to, the risks and uncertainties set forth on pages 15-18, competition, consumer demand, seasonality, economic conditions, including gasoline prices, changes in management, retail industry consolidations, acts of terrorism or war and government activity. In addition, the Company typically earns a disproportionate share of its operating income in the fourth quarter due to holiday buying patterns, which are difficult to forecast with certainty. While the Company believes that its assumptions are reasonable, it cautions that it is impossible to predict the impact of such factors that could cause actual results to differ materially from predicted results. The Company intends the forward-looking statements in this Annual Report to speak only at the time of its release and does not undertake to update or revise these projections as more information becomes available.

2004 ANNUAL REPORT	22	J.C. PENNEY COMPANY, INC.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The management of J. C. Penney Company, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting.

     J. C. Penney Company, Inc. management has assessed the effectiveness of the Company’s internal control over financial reporting as of January 29, 2005. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment, management of J. C. Penney Company, Inc. believes that, as of January 29, 2005, the Company’s internal control over financial reporting is effective based on those criteria.

     KPMG LLP, the registered public accounting firm that audited the financial statements included in this 2004 Annual Report to Stockholders, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report appears on page 24.

Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer

Myron E. Ullman, III
Chairman and Chief Executive Officer

2004 ANNUAL REPORT	23	J.C. PENNEY COMPANY, INC.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
J. C. Penney Company, Inc.:

     We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that J. C. Penney Company, Inc. maintained effective internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). J. C. Penney Company, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management’s assessment that J. C. Penney Company, Inc. maintained effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control –Integrated Framework issued by COSO. Also, in our opinion, J. C. Penney Company, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control – Integrated Framework issued by COSO.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of J. C. Penney Company, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended January 29, 2005, and our report dated March 25, 2005 expressed an unqualified opinion on those consolidated financial statements.

Dallas, Texas
March 25, 2005

The Board of Directors and Stockholders
J. C. Penney Company, Inc.:

     We have audited the accompanying consolidated balance sheets of J. C. Penney Company, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended January 29, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Company, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 2005, in conformity with U.S. generally accepted accounting principles.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of J. C. Penney Company, Inc.’s internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 25, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

Dallas, Texas
March 25, 2005

2004 ANNUAL REPORT	24	J.C. PENNEY COMPANY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in millions, except per share data)	2004	2003	2002

Retail sales, net	$18,424	$17,786	$17,633
Cost of goods sold	11,285	11,166	11,299

Gross margin	7,139	6,620	6,334
Selling, general and administrative expenses	5,827	5,830	5,634
Net interest expense	233	261	226
Bond premiums and unamortized costs	47	––	––
Real estate and other expense/(income)	12	(17)	59

Income from continuing operations before income taxes	1,020	546	415
Income tax expense	353	182	130

Income from continuing operations	$667	$364	$285

Discontinued operations, net of income tax (benefit)/expense of $(183), $876 and $49	$(143)	$(1,292)	$120

Net income/(loss)	$524	$(928)	$405
Less: preferred stock dividends	12	25	27

Net income/(loss) applicable to common stockholders	$512	$(953)	$378

Basic earnings/(loss) per share:
Continuing operations	$2.35	$1.25	$0.96
Discontinued operations	(0.52)	(4.75)	0.45

Net income/(loss)	$1.83	$(3.50)	$1.41

Diluted earnings/(loss) per share:
Continuing operations	$2.23	$1.21	$0.95
Discontinued operations	(0.47)	(4.34)	0.41

Net income/(loss)	$1.76	$(3.13)	$1.36

     The accompanying notes are an integral part of these Consolidated Financial Statements.

2004 ANNUAL REPORT	25	J.C. PENNEY COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

($ in millions, except per share data)	2004	2003

Assets
Current assets
Cash and short-term investments	$4,687	$2,994
Receivables (net of bad debt reserves of $7 and $5)	404	233
Merchandise inventory (net of LIFO reserves of $25 and $43)	3,169	3,156
Prepaid expenses	167	207

Total current assets	8,427	6,590
Property and equipment, net	3,638	3,515
Prepaid pension	1,538	1,320
Other assets	524	521
Assets of discontinued operations (net of fair value adjustment of $–– and $450)	––	6,354

Total Assets	$14,127	$18,300

Liabilities and Stockholders’ Equity
Current liabilities Trade payables	$1,200	$1,167
Accrued expenses and other	1,766	1,384
Short-term debt	22	18
Current maturities of long-term debt	459	242
Deferred taxes	––	943

Total current liabilities	3,447	3,754
Long-term debt	3,464	5,114
Deferred taxes	1,318	1,217
Other liabilities	1,042	804
Liabilities of discontinued operations	––	1,986

Total Liabilities	9,271	12,875
Stockholders’ Equity
Preferred stock(1)	––	304
Common stock and additional paid-in capital(2)	4,176	3,531
Reinvested earnings	812	1,728
Accumulated other comprehensive (loss)	(132)	(138)

Total Stockholders’ Equity	4,856	5,425

Total Liabilities and Stockholders’ Equity	$14,127	$18,300

(1)	Preferred stock has a stated value of $600 per share; 25 million shares are authorized. At January 29, 2005, no shares were issued and outstanding due to the redemption of all preferred shares into common stock during the year. At January 31, 2004, 0.5 million shares of Series B ESOP convertible preferred stock were issued and outstanding.

(2)	Common stock has a par value of $0.50 per share; 1,250 million shares are authorized. At January 29, 2005, 271 million shares were issued and outstanding. At January 31, 2004, 274 million shares were issued and outstanding.

     The accompanying notes are an integral part of these Consolidated Financial Statements.

2004 ANNUAL REPORT	26	J.C. PENNEY COMPANY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

		Common Stock		Accumulated
		and Additional		Other	Total
	Preferred	Paid-in	Reinvested	Comprehensive	Stockholders’
($ in millions)	Stock	Capital	Earnings	(Loss)/Income	Equity

January 26, 2002	$363	$3,330	$2,573	$(137)	$6,129
Net income			405		405
Unrealized gain on investments, net of tax of $(4)				8	8
Reclassification adjustment for gains included in income from continuing operations, net of tax of $2				(3)	(3)
Currency translation adjustments(1)				(54)	(54)
Non-qualified plan minimum liability adjustment, net of tax of $6				(7)	(7)
Other comprehensive (loss) from discontinued operations(2)				(10)	(10)

Total comprehensive income					339
Dividends declared, common and preferred			(161)		(161)
Common stock issued		87			87
Preferred stock redeemed	(30)				(30)
Vesting of stock awards		6			6

January 25, 2003	333	3,423	2,817	(203)	6,370

Net (loss)			(928)		(928)
Unrealized gain on investments, net of tax of $(22)				41	41
Currency translation adjustments(1)				25	25
Non-qualified plan minimum liability adjustment, net of tax of $13				(24)	(24)
Reclassification adjustment for currency translation loss included in discontinued operations(2)				25	25
Other comprehensive (loss) from discontinued operations, net of tax of $1				(2)	(2)

Total comprehensive (loss)					(863)
Dividends declared, common and preferred			(161)		(161)
Common stock issued		99			99
Preferred stock redeemed	(29)				(29)
Vesting of stock awards		9			9

January 31, 2004	304	3,531	1,728	(138)	5,425

Net income			524		524
Unrealized gain on investments, net of tax of $(9)				14	14
Currency translation adjustments(1)				11	11
Non-qualified plan minimum liability adjustment, net of tax of $14				(20)	(20)
Other comprehensive income from discontinued operations, net of tax of $(1)				1	1

Total comprehensive income					530
Dividends declared, common and preferred			(150)		(150)
Common stock issued		1,284			1,284
Common stock repurchased and retired		(662)	(1,290)		(1,952)
Preferred stock redeemed	(304)				(304)
Vesting of stock awards		23			23

January 29, 2005	$––	$4,176	$812	$(132)	$4,856

(1)	A deferred tax asset has not been established due to the historical reinvestment of earnings in the Company’s Brazilian subsidiary.

(2)	A deferred tax asset was not established for the currency translation adjustment of Mexico discontinued operations.

     The accompanying notes are an integral part of these Consolidated Financial Statements.

2004 ANNUAL REPORT	27	J.C. PENNEY COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)	2004	2003	2002

Cash flows from operating activities:
Income from continuing operations	$667	$364	$285
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Asset impairments, PVOL and other unit closing costs	19	35	77
Depreciation and amortization	368	394	369
Net gains on sale of assets	(8)	(51)	(18)
Company contributions to savings and profit sharing plans	—	––	47
Benefit plans expense	45	135	30
Pension contribution	(300)	(300)	(300)
Stock-based compensation	23	9	6
Deferred taxes	1	137	96
Change in cash from:
Receivables	(34)	3	(13)
Inventory	(13)	(100)	43
Prepaid expenses and other assets	9	(36)	(17)
Trade payables	33	94	53
Current income taxes payable	182	(17)	(102)
Accrued expenses and other liabilities	135	145	(34)

Net cash provided by operating activities	1,127	812	522

Cash flows from investing activities:
Capital expenditures	(412)	(373)	(315)
Proceeds from sale of discontinued operations	4,666	20	––
Proceeds from sale of assets	34	100	38

Net cash provided by/(used in) investing activities	4,288	(253)	(277)

Cash flows from financing activities:
Change in short-term debt	4	5	(2)
Net proceeds from the issuance of long-term debt	––	607	27
Payments of long-term debt, including capital leases and bond premiums	(856)	(450)	(926)
Common stock issued, net	260	52	30
Common stock repurchased	(1,901)	––	––
Preferred stock redeemed	(13)	(29)	(30)
Dividends paid, common and preferred	(150)	(160)	(161)

Net cash (used in)/provided by financing activities	(2,656)	25	(1,062)

Cash (paid to)/received from discontinued operations	(1,066)	(64)	451

Net increase/(decrease) in cash and short-term investments	1,693	520	(366)
Cash and short-term investments at beginning of year	2,994	2,474	2,840

Cash and short-term investments at end of year	$4,687	$2,994	$2,474

     The accompanying notes are an integral part of these Consolidated Financial Statements.

2004 ANNUAL REPORT	28	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

     JCPenney was founded by James Cash Penney in 1902 and has grown to be a major retailer, operating 1,017 JCPenney Department Stores throughout the United States and Puerto Rico and 62 Renner Department Stores in Brazil. The Company sells family apparel, jewelry, shoes, accessories and home furnishings to customers through Department Stores, Catalog and the Internet. In addition, the Department Stores provide services, such as salon, optical, portrait photography and custom decorating, to customers.

Basis of Presentation

     The consolidated financial statements present the results of J. C. Penney Company, Inc. and its subsidiaries (the Company or JCPenney). All significant intercompany transactions and balances have been eliminated in consolidation.

     Certain debt securities were issued by J. C. Penney Corporation, Inc. (JCP), the wholly owned operating subsidiary of the Company. The Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP’s outstanding debt securities. The guarantee by the Company of certain of JCP’s outstanding debt securities is full and unconditional.

Use of Estimates

     The preparation of financial statements, in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

     The most significant estimates relate to inventory valuation under the retail method, specifically permanent reductions to retail prices (markdowns) and adjustments for shortages (shrinkage); valuation of long-lived assets; valuation allowances and reserves, specifically those related to closed stores, workers’ compensation and general liability, environmental contingencies, income taxes and litigation; reserves related to the Eckerd discontinued operations; and pension accounting. Closed store reserves are established for the estimated present value of operating lease obligations (PVOL) and other exit costs. Workers’ compensation and general liability reserves are based on actuarially determined estimates of claims that have been reported, as well as those incurred but not yet reported resulting from historical experience and current data. Environmental remediation reserves are estimated using a range of potential liability, based on the Company’s experience and consultation with independent engineering firms and in-house legal counsel, as appropriate. Income taxes are estimated for each jurisdiction in which the Company operates. Deferred tax assets are evaluated for recoverability, and a valuation allowance is recorded if it is deemed more likely than not that the asset will not be realized. Litigation reserves are based on management’s best estimate of potential liability, with consultation of in-house and outside counsel. Related to pension accounting, the selection of assumptions, including the estimated rate of return on plan assets and the discount rate, impact the actuarially determined amounts reflected in the Company’s consolidated financial statements.

Fiscal Year

     The Company’s fiscal year has historically ended on the last Saturday in January. Effective as of January 29, 2005, the Company changed its fiscal year end to the Saturday closest to January 31, to be in alignment with the fiscal calendar used by the majority of national retail companies. This change had no impact on fiscal 2004 reported results, nor will it have any impact on fiscal 2005 financial statements. Fiscal 2006 will contain 53 weeks, instead of in 2008, when it would have occurred under the Company’s historical reporting calendar. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.

Fiscal Year	Ended	Weeks

2004	January 29, 2005	52
2003	January 31, 2004	53
2002	January 25, 2003	52

     The accounts of Renner are on a calendar-year basis.

Reclassifications

     Certain reclassifications have been made to prior year amounts to conform to the current year presentation. None of the reclassifications impacted the Company’s net income/(loss) in any period.

Merchandise and Services Revenue Recognition

     Revenue, net of estimated returns, is recorded at the point of sale when payment is made and customers take possession of the merchandise in department stores, at the point of shipment of merchandise ordered through Catalog/Internet or, in the case of services, the customer has received the benefit of the service, such as salon, portrait, optical or custom decorating. Commissions earned on sales generated by licensed departments are included as a component of retail sales. Shipping and handling fees charged to customers are also recorded as retail sales with related costs recorded as cost of goods sold. The Company provides for estimated future returns based on historical return rates and sales levels.

Advertising

     Advertising costs, which include newspaper, television, radio and other media advertising, are expensed either as incurred or the first time the advertising occurs. Total advertising costs, net of cooperative advertising agreements, were $1,234 million, $1,178 million and $1,081 million for 2004, 2003 and 2002, respectively. These totals include catalog book costs of $268 million, $264 million and $260 million for 2004, 2003 and 2002, respectively. Catalog book preparation and printing costs, which are considered

2004 ANNUAL REPORT	29	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

direct response advertising, are charged to expense over the productive life of the catalog, not to exceed eight months. Included in Prepaid Expenses are deferred catalog book costs of $58 million as of January 29, 2005 and $77 million as of January 31, 2004.

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

     For cooperative advertising programs, the Company generally offsets the allowances against the related advertising expense. Many of these programs require proof-of-advertising to be provided to the vendor to support the reimbursement of the incurred cost. Programs that do not require proof-of-advertising are monitored to ensure that the allowance provided by each vendor is a reimbursement of costs incurred to advertise for that particular vendor. If the allowance exceeds the advertising costs incurred on a vendor-specific basis, then the excess allowance for the vendor is recorded as a reduction of merchandise cost.

     Markdown reimbursements related to merchandise that is sold are negotiated by the buying team and are credited directly to Cost of Goods Sold in the period received. If vendor allowances are received prior to merchandise being sold, they are recorded as a reduction of merchandise cost.

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

     The accounting policies described above are in compliance with Emerging Issues Task Force 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” and were adopted by the Company in the first quarter of 2003. This adoption resulted in a reduction to net income of $9 million in 2003 compared to 2002.

Pre-Opening Expenses

     Subsequent to the construction/buildout period of store facilities, costs associated with the pre-opening phase are expensed in the period incurred.

Operating Leases

     Rent expense under operating leases is recognized on a straight-line basis over the lease term, including renewal options determined to be reasonably assured.

     Some of the Company’s lease agreements contain developer/tenant allowances. Upon receipt of such allowances, the Company records a deferred rent liability in Other Liabilities on the Company’s Consolidated Balance Sheets. The allowances are then amortized on a straight-line basis over the terms of the leases.

Retirement-Related Benefits

     In December 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This statement revised employers’ disclosures about pension plans and other postretirement benefit plans. It did not change the measurement or recognition of those plans required by SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” This statement retained the disclosure requirements contained in SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” which it replaced. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information, which is included in Note 17, should be provided separately for pension plans and for other postretirement benefit plans.

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

     The discount rate assumptions used for pension and non-pension postretirement benefit plan accounting reflect the rates available on AA-rated corporate bonds on the October 31 measurement date of each year. The rate of compensation increase is another significant assumption used in the actuarial model for pension accounting and is determined based upon the Company’s historical experience and future expectations. For retiree medical plan accounting, the health care cost trend rates do not have a material impact since defined dollar limits have been placed on Company contributions.

     For purposes of estimating demographic mortality in the meas-

2004 ANNUAL REPORT	30	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

urement of the Company’s pension obligation, as of October 31, 2004, the Company began using the Retirement Plans 2000 Table of Combined Healthy Lives, projected to 2005, using Scale AA to forecast mortality improvements five years into the future to 2005. Previously, the Company had utilized the 1983 Group Annuity Mortality Table, which it continues to use for calculating funding requirements based on Internal Revenue Service regulations.

Income Taxes

     Income taxes are accounted for under the asset and liability method prescribed by SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Earnings/(Loss) per Share

     Basic earnings/(loss) per share (EPS) is computed by dividing net income/(loss) less dividend requirements on the Series B ESOP Convertible Preferred Stock, net of tax as applicable, by the weighted-average number of common shares outstanding for the period. Except when the effect would be anti-dilutive at the continuing operations level, the diluted EPS calculation includes the impact of restricted stock units and shares that, during the period, could have been issued under outstanding stock options, as well as common shares that would have resulted from the conversion of convertible debentures and convertible preferred stock. If the applicable shares are included in the calculation, the related interest on convertible debentures (net of tax) and preferred stock dividends (net of tax) are added back to income, since these would not be paid if the debentures or preferred stock were converted to common stock. Both the convertible debentures and preferred stock were converted to common stock in the second half of 2004. See Note 3.

Stock-Based Compensation

     The Company has a stock-based compensation plan, which is discussed more fully in Note 15. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations. No stock-based employee compensation cost is reflected in the accompanying Consolidated Statements of Operations for stock options, since all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense for restricted stock awards with pro-rata vesting is recorded on a straight-line basis over the vesting period, which typically ranges from one to five years.

     The following table illustrates the effect on net income/(loss) and EPS as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock options. Pro-forma expense for stock options with pro-rata vesting is reflected on a straight-line basis over the vesting period, which typically ranges from one to five years.

($ in millions, except EPS)	2004	2003	2002

Net income/(loss), as reported	$524	$(928)	$405
Add: Stock-based employee compensation expense included in reported net income/(loss), net of related tax effects	13	5	3
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(24)	(26)	(23)

Pro-forma net income/(loss)	$513	$(949)	$385
Earnings/(loss) per share:
Basic—as reported	$1.83	$(3.50)	$1.41
Basic—pro forma	$1.80	$(3.58)	$1.34
Diluted—as reported	$1.76	$(3.13)	$1.36
Diluted—pro forma	$1.73	$(3.20)	$1.30

     The Company used the Black-Scholes option-pricing model to estimate the grant date fair value of its stock option grants for the periods presented above. For stock options issued in 2004, the Company updated its assumptions related to stock option valuation in order to better reflect expected stock option exercise behavior and expected future stock price volatility. These changes were based on a detailed review of historical exercise patterns, as well as a normalization of volatility, both due to upward movement of the Company’s stock price with improved operating performance during the turnaround and were made in consultation with an outside valuation specialist. Including these changes, the following Black-Scholes assumptions were used to estimate the grant date fair value of stock options:

Option Assumptions	2004	2003	2002

Dividend yield	1.4%	3.9%	3.9%
Expected volatility	30.0%	42.4%	40.0%
Risk-free interest rate	3.0%	3.4%	4.7%
Expected option term	5 years	7 years	7 years
Weighted-average fair value of options at grant date	$8.58	$6.07	$6.32

     The Company will begin recognizing stock option expense in fiscal 2005 based on the fair value of the award on the date granted. See discussion under Effect of New Accounting Standards on page 33.

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

2004 ANNUAL REPORT	31	J. C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

Cash and Short-Term Investments

     All highly-liquid investments with original maturities of three months or less are considered to be short-term investments. The short-term investments consist primarily of eurodollar time deposits and money market funds and are stated at cost, which approximates fair market value.

     Total Cash and Short-Term Investments were $4,687 million and $2,994 million for 2004 and 2003, respectively, and included restricted short-term investment balances of $63 million and $87 million for the same periods. Restricted balances are pledged as collateral for import letters of credit not included in the bank credit facility and/or for a portion of casualty insurance program liabilities. Cash and Short-Term Investments on the Consolidated Balance Sheets included $46 million and $8 million of cash for 2004 and 2003, respectively.

Receivables, Net

     Net Renner credit card receivables were $125 million and $89 million as of year-end 2004 and 2003, respectively. The corresponding allowance for bad debts was $7 million and $5 million at the end of 2004 and 2003, respectively. Also included in this classification are notes and miscellaneous receivables, including a $163 million current deferred tax asset at year-end 2004.

Merchandise Inventories

     Inventories are valued primarily at the lower of cost (using the last-in, first-out or “LIFO” method) or market, determined by the retail method for department stores and store distribution centers, and standard cost, representing average vendor cost, for Catalog/Internet and regional warehouses. The lower of cost or market is determined on an aggregate basis for similar types of merchandise. To estimate the effects of inflation/deflation on ending inventory, an internal index measuring price changes from the beginning to the end of the year is calculated using merchandise cost data at the item level.

     Total Company LIFO (credits)/charges included in Cost of Goods Sold were $(18) million, $(6) million and $6 million in 2004, 2003 and 2002, respectively. If the first-in, first-out or “FIFO” method of inventory valuation had been used instead of the LIFO method, inventories would have been $25 million and $43 million higher at January 29, 2005 and January 31, 2004, respectively.

Property and Equipment, Net

	Estimated
	Useful Lives
($ in millions)	(Years)	2004	2003

Land	—	$203	$206
Buildings	50	2,693	2,554
Furniture and equipment	3-20	2,145	2,203
Leasehold improvements		674	674
Accumulated depreciation		(2,077)	(2,122)

Property and equipment, net		$3,638	$3,515

     Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed primarily by using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the improvements or the term of the lease, including renewals determined to be reasonably assured.

     Routine maintenance and repairs are expensed when incurred. Major replacements and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income/(loss).

Capitalized Software Costs

     Costs associated with the acquisition or development of software for internal use are capitalized and amortized over the expected useful life of the software, generally between three and seven years. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period incurred.

Goodwill

     Management evaluates the recoverability of goodwill annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. During 2004, management performed the annual evaluation of goodwill as it relates to the Company’s investment in its Renner Department Stores in Brazil. The fair value of the Company’s Renner Department Store operation was determined using the expected present value of corresponding future cash flows, discounted at a risk-adjusted rate. Management concluded that there was no evidence of impairment as of year-end 2004.

     The 2004 change in the carrying amount of goodwill, included in Other Assets, was as follows:

($ in millions)	Goodwill

Balance as of January 31, 2004	$42
Foreign currency translation adjustment	1

Balance as of January 29, 2005	$43

     At year-end 2003, management had been authorized by the Board of Directors to sell Eckerd and was engaged in active negotiations with interested parties. The “more-likely-than-not” expectation that Eckerd would be sold was a triggering event for possible goodwill impairment, and a goodwill impairment review was performed at the Eckerd reporting level. While no impairment was identified based on the results of the two-step impairment test prescribed by SFAS No. 142, “Goodwill and Other Intangible Assets,” adjustments were made at the end of 2003 to reduce the Company’s investment in Eckerd to its fair value less costs to sell and to reflect the estimated tax impact of a potential sale. See Note 2 for discussion of the Eckerd disposition.

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

2004 ANNUAL REPORT	32	J. C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

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

     Based on management’s ongoing review of the performance of its portfolio of stores and other facilities, impairment losses totaling $12 million, $26 million and $47 million in 2004, 2003 and 2002, respectively, were recorded for underperforming department stores and underutilized Catalog and other facilities. These charges are reflected in Real Estate and Other Expense/(Income), which is a component of Income from Continuing Operations in the accompanying Consolidated Statements of Operations. See further discussion in Note 18.

Exit or Disposal Activity Costs

     In accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” costs associated with exit or disposal activities are recorded at their fair values when a liability has been incurred. Reserves are established at the time of closure for the present value of any remaining operating lease obligations (PVOL), net of estimated sublease income, and at the point of decision for severance and other exit costs. Since the Company has an established program for termination benefits upon the closing of a facility, termination benefits paid under the existing program are considered part of an ongoing benefit arrangement, and accounted for under SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” and recorded when payment of the benefits is considered probable and reasonably estimable.

Foreign Currency Translation

     Financial statements of subsidiaries outside the United States are measured using the local currency as the functional currency. Assets and liabilities for these subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, while revenues and expenses are translated using average currency rates during the reporting period. Adjustments from such translations are accumulated in the equity section of the Consolidated Balance Sheets under Accumulated Other Comprehensive (Loss).

Effect of New Accounting Standards

     On May 19, 2004, the FASB issued FASB Staff Position (FSP) SFAS No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The referenced legislation (the Act) was passed in December 2003, and provides for a federal subsidy to employers that offer retiree prescription drug benefits that are at least actuarially equivalent to those offered under the government sponsored Medicare Part D. While the provisions of FSP SFAS No. 106-2 were effective in the Company’s third quarter of 2004, final regulations that define actuarial equivalency were not issued until January 2005. As a result, the disclosures included in Note 17 do not reflect the potential effects of the Act, which, due largely to the cap on Company contributions, are not expected to have a material effect on the Company’s consolidated financial statements.

     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and will be early-adopted by the Company in the first quarter of fiscal 2005. The Company does not expect SFAS No. 151 to have a material impact on the Company’s consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 123 (revised) (SFAS No. 123R), “Share-Based Payment.” SFAS No. 123R will eliminate the ability to account for share-based compensation transactions using APB No. 25 and will require instead that compensation expense be recognized based on the fair value of the award on the date of grant. Additional footnote disclosures will also be required. While the Company is not required to adopt SFAS No. 123R until the third quarter of 2005, it has elected to early-adopt the statement effective January 30, 2005, using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense will also be recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. The Company will not adjust prior year financial statements under the optional modified retrospective method of adoption.

2 DISCONTINUED OPERATIONS

Eckerd Drugstores

     During the fourth quarter of 2003, the Company’s Board of Directors authorized Company management to sell the Eckerd Drugstore operations. Having met the criteria of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Eckerd’s net assets were classified as “held for sale” and its results of operations and financial position presented as a discontinued operation as of year-end 2003, with prior periods reclassified accordingly.

     On July 31, 2004, the Company closed on the sale of Eckerd for a total of approximately $4.7 billion in gross cash proceeds that included a $209 million adjustment for the estimated increase in Eckerd’s working capital from January 31, 2004 to July 31, 2004. After deducting taxes, fees and other transaction costs, and estimated post-closing adjustments, the ultimate net cash proceeds from the sale are expected to total approximately $3.5 billion. The Jean Coutu Group (PJC) Inc. (Coutu) acquired Eckerd drugstores and support facilities located in 13 Northeast and Mid-Atlantic states, as well as the Eckerd Home Office located in Florida. CVS Corporation and CVS Pharmacy, Inc. (collectively, CVS) acquired Eckerd drugstores and support facilities located in the remaining Southern states, principally Florida and Texas, as well as Eckerd’s

2004 ANNUAL REPORT	33	J. C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

pharmacy benefits management, mail order and specialty pharmacy businesses. Proceeds from the sale are being used for common stock repurchases and debt reduction, as announced in August 2004, and more fully discussed in Note 3.

     The loss on the sale was $713 million pre-tax, or $1,433 million on an after-tax basis. The relatively high tax cost is a result of the tax basis of Eckerd being lower than its book basis because the Company’s previous drugstore acquisitions were largely tax-free transactions. Of the total after-tax loss on the sale, $1,325 million was recorded in 2003 to reflect Eckerd at its estimated fair value less costs to sell, and during 2004 the remaining $108 million was recorded to reflect revised estimates of certain post-closing adjustments and resulting sales proceeds. During 2004, the Company paid $822 million of taxes due on the sale of Eckerd.

     Additionally, $3.4 billion of the present value of operating lease obligations (PVOL), an off-balance sheet obligation under GAAP, was eliminated with the transfer of these leases to Coutu and CVS upon the closing of the sale.

     The Company established reserves at July 31, 2004 for estimated transaction costs and post-closing adjustments. Certain of these reserves involved significant judgment and actual costs incurred over time could vary from these estimates. The more significant estimates relate to the estimated working capital adjustment, the costs to exit the Colorado and New Mexico markets, severance payments to former Eckerd associates, assumption of the Eckerd Pension Plan and various post-employment benefit obligations and environmental indemnifications. Management reviewed and updated the reserves in the fourth quarter of 2004. While adjustments were made to individual reserves, management believes that, in total, the reserves remain adequate at year-end 2004. Cash payments for the Eckerd-related reserves are included in the Company’s Consolidated Statements of Cash Flows as Cash Paid to Discontinued Operations.

     Management is currently negotiating with both CVS and Coutu regarding the working capital adjustment as required in the sale agreements, which could take several months to finalize. The two sale agreements provide for an arbitration process between the respective parties in the event that agreement cannot be reached regarding the proper amount of adjustments.

     As part of the Asset Purchase Agreement with CVS, it was agreed that, with respect to the Colorado and New Mexico locations (CN real estate interests), at closing any of these properties that were not disposed of would be transferred to CVS. On August 25, 2004, the Company and CVS entered into the CN Rescission Agreement, whereby the Company received a one-time payment from CVS of $21.4 million, which represented the agreed-upon limit of CVS’s liability regarding the CN real estate interests plus net proceeds from dispositions as of August 25 minus expenses borne and paid by CVS as of August 25 relating to the CN real estate interests. Effective August 25, CVS transferred to the Company all CN real estate interests not disposed of, corresponding third-party agreements and liabilities. The Company has engaged a third-party real estate firm and is working through disposition plans for each individual property.

     At the closing of the sale of Eckerd on July 31, 2004, the Company assumed sponsorship of the Eckerd Pension Plan, the Eckerd Contingent Separation Pay Programs and various other terminated non-qualified retirement plans and programs. The Company further assumed all severance and post-employment health and welfare benefit obligations under various Eckerd plans, employment and other specific agreements. The Company is evaluating its options with respect to these assumed liabilities, including, but not limited to, termination of the agreements, plans or programs and/or settlement of the underlying benefit obligations.

     As part of the Eckerd sale agreements, the Company retained responsibility to remediate environmental conditions that existed at the time of the sale. Certain properties, principally distribution centers, were identified as having such conditions at the time of sale. Preliminary cost estimates have been established by management, in consultation with an environmental engineering firm, for specifically identified properties, as well as a certain percentage of the remaining properties, considering such factors as age, location and prior use of the properties. Further studies are underway to develop remediation plans and refine cost estimates, which could vary from preliminary estimates.

     Both CVS and Coutu entered into agreements with the Company and the Company’s insurance provider in order to assume the obligations for general liability and workers’ compensation claims that had been transferred to the purchasers at closing. The agreement with CVS was entered into concurrent with the closing, while the agreement with Coutu was finalized in the third quarter of 2004. At closing, the Company had approximately $64 million in letters of credit pledged as collateral to its insurance provider in support of general liability and workers’ compensation claims that were transferred to Coutu as part of the Eckerd sale. Upon the finalization of the insurance assumption agreements, this amount was reduced to approximately $8.5 million. Based on a separate agreement between Coutu and the Company, Coutu will provide replacement letters of credit to the insurance company no later than September 17, 2006, which will release the Company from any further potential obligation.

     The Company is providing to the purchasers certain information systems, accounting, banking, vendor contracting, tax and other transition services as set forth in the Company’s Transition Services Agreements (Transition Agreements) with CVS and Coutu for a period of 12 months from the closing date, unless terminated earlier by the purchasers. One Transition Agreement with Pharmacare Management Services, Inc., a subsidiary of CVS, involves the provision of information and data management services for a period of up to 15 months from the closing date. Under the Transition Agreements, the Company receives monthly service fees, which are designed to recover the estimated costs of providing the specified services. To the extent actual costs to provide such services exceed the estimates, any additional costs incurred are reflected in discontinued operations.

     Discontinued Operations in the Consolidated Statements of Operations reflect Eckerd’s operating results for all periods presented, including allocated interest expense. Interest expense was allocated to the discontinued operation based on Eckerd’s outstanding balance on its intercompany loan payable to JCPenney, which accrued interest at JCPenney’s weighted-average interest rate on its net debt (long-term debt net of short-term investments) calculated on a monthly basis.

Mexico Department Stores

     In November 2003, the Company closed on the sale of its six Mexico department stores to Grupo Sanborns S.A. de C.V. of Mexico City and recorded a loss of $14 million, net of a $27 million tax benefit. In 2004, the Company recognized a gain of $4 million related to additional tax benefits realized.

2004 ANNUAL REPORT	34	J. C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

Direct Marketing Services

     In 2001, JCP closed on the sale of its J. C. Penney Direct Marketing Services, Inc. (DMS) assets, including its J. C. Penney Life Insurance subsidiaries and related businesses, to a U.S. subsidiary of AEGON, N.V. The DMS sale generated net cash proceeds of $1.1 billion and a recorded loss of $273 million. In 2000, a $296 million loss was recognized when DMS assets were reflected as a discontinued operation and in 2001, a $16 million loss was recognized upon completion of the sale. These losses were offset by gains of $34 million, $4 million and $1 million recognized in 2002, 2003 and 2004, respectively, due to tax regulation changes and a tax audit.

     The Company’s financial statements have been presented to reflect Eckerd, Mexico and DMS as discontinued operations for all periods presented. Results of the discontinued operations are summarized below:

Discontinued Operations

($ in millions)	2004	2003	2002

Eckerd
Net sales	$7,254	$15,137	$14,643

Gross margin	1,676	3,487	3,419
Selling, general and administrative expenses	1,635	3,196	3,007
Interest expense(1)	97	163	161
Acquisition amortization	5	40	42
Other	2	7	5
Fair value adjustment	—	450	—

(Loss)/income before income taxes	(63)	(369)	204
Income tax (benefit)/expense	(23)	906 (2)	75

Eckerd (loss)/income from operations	(40)	(1,275)	129
(Loss) on sale of Eckerd, net of income tax (benefit) of $(155), $- and $-	(108)	—	—

Total Eckerd discontinued operations	(148)	(1,275)	129
Total Mexico and DMS discontinued operations net of income tax (benefit) of $(5), $(30) and $(26)	5	(17)	(9)

Total discontinued operations	$(143)	$(1,292)	$120

(1)	Eckerd interest expense consisted primarily of interest on the intercompany loan between Eckerd and JCPenney. The loan balance was initially based on the allocation of JCPenney debt to the Eckerd business to reflect a competitive capital structure within the drugstore industry. While outstanding, the loan balance fluctuated based on Eckerd cash flow requirements. The loan balance, together with accrued interest and other intercompany payables, was $— million, $1,212 million and $1,151 million at the end of 2004, 2003 and 2002, respectively. The loan bore interest at JCPenney’s weighted-average interest rate on its net debt (long-term debt net of short-term investments) calculated on a monthly basis. The weighted-average interest rate was 15.76% for 2004, 13.76% for 2003 and 12.05% for 2002.

(2)	Includes $875 million of deferred income tax expense for the book/tax basis difference.

          With the closings of the Eckerd sale on July 31, 2004 and the Mexico stores on November 30, 2003, there were no assets or liabilities of discontinued operations as of January 29, 2005. Assets and liabilities of Eckerd discontinued operations as of January 31, 2004 were as follows:

($ in millions)	2003

Cash and short-term investments	$7
Receivables	441
Merchandise inventory	1,986
Prepaid expenses	33

Total current assets	2,467
Property and equipment, net	1,468
Goodwill	2,269
Intangible assets	443
Other assets	157

Total assets	$6,804

Accounts payable and accrued expenses	$1,422
Current deferred taxes	87

Total current liabilities	1,509
Long-term deferred taxes	218
Other liabilities	259

Total liabilities	$1,986

JCPenney’s net investment in Eckerd	$4,818
Fair value adjustment	(450)

Fair value of JCPenney’s investment in Eckerd	$4,368

3 CAPITAL STRUCTURE REPOSITIONING

     In 2004, the Company initiated a major common stock repurchase and debt reduction program focused on enhancing stockholder value and strengthening the capital structure. The Company is using the $3.5 billion in estimated net cash proceeds from the sale of the Eckerd drugstore operations and $1.1 billion of existing cash balances to fund the program, which is expected to be completed by the end of the second quarter of 2005. The 2004 Capital Structure Repositioning program consists of the following:

Debt Reduction

     The Company’s debt reduction program consisted of planned debt retirements totaling $2.3 billion, including the now completed conversion of $650 million of convertible debt and JCP’s $400 million 7.4% Debentures Due 2037, which were subject to redemption at the option of the holders. Upon expiration of the put option on March 1, 2005, virtually all of the holders extended their debentures to the stated 2037 maturity date.

     During 2004, the Company reduced debt by approximately $1.7 billion, with the $650 million debt conversion mentioned above, $822 million of cash payments and the termination of the $221 million Eckerd securitized receivables program.

     The 2004 debt reduction program will be completed upon the payment of $193 million of long-term debt scheduled to mature in May 2005. Accordingly, these notes are included in Current Maturities of Long-Term Debt on the January 29, 2005 Consolidated Balance Sheet.

     During 2004, the Company incurred pre-tax charges of $47 million related to early debt retirements. These charges are reflected in Bond Premiums and Unamortized Costs in the Consolidated Statements of Operations.

     For more details on 2004 debt reductions, see Note 11.

2004 ANNUAL REPORT	35	J. C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

Series B Convertible Preferred Stock Redemption

     On August 26, 2004, the Company redeemed, through conversion to common stock, all of its outstanding shares of Series B ESOP Convertible Preferred Stock (Preferred Stock), all of which were held by the Company’s Savings, Profit-Sharing and Stock Ownership Plan, a 401(k) savings plan (Savings Plan). Each holder of Preferred Stock received 20 equivalent shares of JCPenney common stock for each one share of Preferred Stock in their Savings Plan account in accordance with the original terms of the Preferred Stock. Preferred Stock shares, which were included in the diluted earnings/(loss) per share calculation as appropriate, were converted into approximately nine million common stock shares.

Common Stock Repurchases

     The Company is executing a common stock repurchase program of up to $3.0 billion, including the repurchase of up to $650 million of common stock that had been contingent upon the now completed conversion of JCP’s 5.0% Convertible Subordinated Notes Due 2008. Share repurchases have been and will continue to be made in open-market transactions, subject to market conditions, legal requirements and other factors. The Company repurchased and retired 50.1 million shares of common stock during 2004 at a cost of approximately $2.0 billion. This represents approximately two-thirds of the total planned common stock repurchases under the 2004 Capital Structure Repositioning Program. As of January 29, 2005, approximately $1.0 billion remained authorized for share repurchases.

Common Stock Outstanding

     During 2004, the number of shares of common stock changed as follows, primarily as a result of the ongoing capital structure repositioning program:

Outstanding
(in millions)	Common Shares

Balance as of January 31, 2004	274
Repurchases of common stock	(50)
Conversion of $650 million of convertible debt at $28.50 per share	23
Redemption of preferred stock	9
Exercise of stock options	13
Other	2

Balance as of January 29, 2005	271

4 EARNINGS PER SHARE

     Income from continuing operations and shares used to compute earnings per share from continuing operations, basic and diluted, are reconciled below:

($ in millions, except EPS)	2004	2003	2002

Earnings:
Income from continuing operations	$667	$364	$285
Less: preferred stock dividends, net of tax	12	25	27

Income from continuing operations, basic	$655	$339	$258
Adjustments for assumed dilution:
Interest on 5% convertible debt, net of tax	17	22	22
Preferred stock dividends, net of tax	12	––	––

Income from continuing operations, diluted	$684	$361	$280

Shares:
Average common shares outstanding (basic shares)	279	272	267
Adjustments for assumed dilution:
Stock options and restricted stock units	5	2	3
Shares from convertible debt	17	23	23
Shares from preferred stock	6	––	––

Average shares assuming dilution (diluted shares)	307	297	293

EPS from continuing operations:
Basic	$2.35	$1.25	$0.96
Diluted	$2.23	$1.21	$0.95

     The following average potential shares of common stock were excluded from the diluted EPS calculations because their effect would be anti-dilutive:

(shares in millions)	2004	2003	2002

Stock options(1)	3	8	9
Preferred stock	—	11	11

Total anti-dilutive potential shares	3	19	20

(1) Exercise prices per share for the excluded stock options ranged from $37 to $71, $20 to $71 and $21 to $71 for 2004, 2003 and 2002, respectively.

5 SUPPLEMENTAL CASH FLOW INFORMATION

($ in millions)	2004	2003	2002

Total interest paid	$405	$420	$422
Less: interest paid attributable to discontinued operations	95	159	158

Interest paid by continuing operations	$310	$261	$264

Interest received	$57	$29	$40

Income taxes paid	$1,000	$91	$60
Less: income taxes paid/ (received) attributable to discontinued operations	822	41	(76)

Income taxes paid by continuing operations	$178	$50	$136

2004 ANNUAL REPORT	36	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

Non-Cash Investing and Financing Activities

2004

•	The Company redeemed all outstanding shares of its Preferred Stock, all of which were held by the Company’s Savings, Profit Sharing and Stock Ownership Plan, a 401(k) savings plan. Each holder of Preferred Stock received 20 equivalent shares of JCPenney common stock for each one share of Preferred Stock. The Preferred Stock shares were converted into approximately nine million common stock shares.

•	The Company converted substantially all of JCP’s $650 million 5% Convertible Subordinated Notes Due 2008 into approximately 22.8 million shares of common stock.

•	The Company acquired $18 million of equipment accounted for as capital leases.

2003

•	The Company issued 2.4 million shares of common stock to fund the 2002 contribution of $47 million to the savings plan.

2002

•	The Company issued 2.9 million shares of common stock to fund the 2001 contribution of $58 million to the savings plan.

•	The Company exchanged certain notes and debentures with a carrying amount of $227 million for new notes recorded at a fair value of $225 million.

6 OTHER ASSETS

($ in millions)	2004	2003

Real estate investments	$192	$169
Leveraged lease investments	139	134
Capitalized software, net	99	97
Goodwill - Renner	43	42
Debt issuance costs, net	31	52
Other	20	27

Total	$524	$521

7 ACCRUED EXPENSES AND OTHER

($ in millions)	2004	2003

Accrued salaries, vacation and bonus	$443	$409
Reserves for discontinued operations	221	––
Customer gift cards/certificates	207	193
Taxes other than income	125	120
Interest payable	107	132
Income taxes payable	79	––
Advertising payables	78	79
Current portion of workers’ compensation and general liability insurance	68	63
Funds due for common stock repurchases	51	––
Common dividends payable	35	35
Other(1)	352	353

Total	$1,766	$1,384

(1)	Other includes various components that are individually insignificant such as general accrued expenses related to operations and fixed asset accruals.

8 OTHER LIABILITIES

($ in millions)	2004	2003

Retirement benefit plan liabilities	$634	$652
Long-term portion of workers’ compensation and general liability insurance	157	141
Reserves for discontinued operations	114	––
Developer/tenant allowances	111	––
Other	26	11

Total	$1,042	$804

9 FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and Short-Term Investments

     The carrying amount approximates fair value because of the short maturity of these instruments.

Short-Term and Long-Term Debt

     Carrying value approximates fair value for short-term debt. The fair value of long-term debt, excluding equipment financing, capital leases and other is estimated by obtaining quotes from brokers or is based on current rates offered for similar debt. At January 29, 2005, long-term debt excluding equipment financing, capital leases and other, had a carrying value of $3.9 billion and a fair value of $4.3 billion. At January 31, 2004, long-term debt excluding equipment financing, capital leases and other, had a carrying value of $5.3 billion and a fair value of $5.9 billion.

Concentrations of Credit Risk

     The Company has no significant concentrations of credit risk.

10 SHORT-TERM DEBT

     The Company’s Brazilian subsidiary, Renner, had short-term debt outstanding of $22 million at January 29, 2005 and $18 million at January 31, 2004.

Credit Facility

     The Company has a $1.5 billion revolving bank line of credit (credit facility) with a syndicate of banks with JPMorgan Chase Bank as administrative agent, which is scheduled to expire in May 2005. The $1.5 billion credit facility is available for general corporate purposes, including the issuance of letters of credit. Any indebtedness incurred by the Company under the credit facility is collateralized by all eligible Department Stores and Catalog/Internet domestic inventory, as defined in the credit facility agreement. The security interest can be released as performance improvements are achieved and credit ratings by the rating agencies improve. Pricing is tiered based on the corporate credit ratings for the Company by Moody’s and Standard & Poor’s. Obligations under the credit facility are guaranteed by J. C. Penney Company, Inc. and JCP Real Estate Holdings, Inc., which is a wholly owned subsidiary of the Company. No borrowings, other than the issuance of standby and import letters of credit, which totaled $153 million as of the end of 2004, have been made under this credit facility.

     Under the $1.5 billion credit facility, the Company is required to maintain an asset coverage ratio, defined as eligible inventory to total revolving credit exposure, of at least 1.75 to 1.0. Given that there were no borrowings other than the issuance of letters of credit, this ratio was 20.3 to 1.0 at year-end 2004, far exceeding the requirement. Additionally, the credit facility includes a financial performance covenant, which consists of a maximum ratio of total debt to consolidated EBITDA (leverage ratio, as defined in the credit agreement), as measured on a trailing four-quarters basis,

2004 ANNUAL REPORT	37	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

calculated at each quarter end. As of year-end 2004, the actual leverage ratio was 2.14 to 1.0, well within the prescribed limit of 3.75 to 1.0.

     Effective June 2, 2004, this credit facility was amended to permit the sale of Eckerd Corporation and its affiliates and assets, to permit a broader range of cash investments and to permit issuing banks to extend maturities of certain letters of credit past the expiration of the credit facility as long as they are collateralized with cash at that time.

     As discussed in Note 21, this credit facility is expected to be replaced with a new $1.2 billion credit facility in April 2005.

11 LONG-TERM DEBT

($ in millions)	2004	2003

Issue:
6.9% to 9.0% Notes, due 2004 to 2097	$1,857	$2,165
7.125% to 8.125% Debentures, due 2016 to 2037	1,525	1,525
6.5% to 7.05% Medium-term notes, due 2005 to 2015	493	493
5.0% Convertible subordinated notes, due 2008	––	650
8.25% to 9.75% Sinking fund debentures, due 2021 to 2022	––	313
6.0% Original issue discount debentures, due 2006(1)	––	167
6.35% to 7.33% Equipment financing notes, due 2007	15	21

Total notes and debentures	3,890	5,334
Capital lease obligations and other	33	22

Total long-term debt, including current maturities	3,923	5,356
Less: current maturities	459	242

Total long-term debt	$3,464	$5,114

(1)	The face amount of these original issue discount debentures was $200 million.

     As a part of the Company’s planned $2.3 billion debt reduction program discussed in Note 3, approximately $1.7 billion of on- and off-balance sheet obligations were eliminated during 2004 as follows:

•	JCP’s 7.375% Notes in the amount of $208 million matured and were paid.

•	JCP retired its 9.75% Debentures Due 2021. Of the total balance of $117.2 million, $25 million was retired at par, and the remaining $92.2 million was redeemed at a price of 103.2% plus accrued interest.

•	JCP retired the entire $195.7 million balance of its 8.25% Debentures Due 2022. $37.5 million of the balance was retired at par, with the remaining $158.2 million being redeemed at a price of 103.096% plus accrued interest.

•	JCP redeemed its $200 million face amount 6.0% Original Issue Discount Debentures Due 2006. At the date of redemption, these debentures had a recorded balance of $175 million, due to the unamortized discount of $25 million.

•	The Company purchased approximately $100 million of JCP’s 7.6% Notes Due 2007 in the open market.

•	The Company called all of JCP’s outstanding $650 million 5.0% Convertible Subordinated Notes Due 2008. Holders of the Notes had the option to convert the Notes into shares of the Company’s common stock at a conversion price of $28.50. All but $0.7 million of the Notes were converted into approximately 22.8 million shares, and the remaining Notes were redeemed at 102.5% plus accrued interest.

•	As reflected in Cash (Paid to)/Received from Discontinued Operations on the Consolidated Statements of Cash Flows, Eckerd’s managed care receivables securitization program was paid off for a total of $221 million and the program was terminated.

   During 2003, borrowings and repayments of debt included the following:

•	On February 28, 2003, the Company issued $600 million principal amount of 8.0% Notes Due 2010. These Notes are redeemable in whole or in part, at the Company’s option at any time, at a redemption price equal to the greater of: (a) 100% of the principal amount of such Notes or (b) the sum of the present values of the remaining scheduled payments, discounted to the redemption date on a semi-annual basis at the “treasury yield” plus 50 basis points, together in either case with accrued interest to the date of redemption.

•	In August 2003, bondholders exercised their option to redeem approximately $117 million of the $119 million 6.9% Debentures Due 2026.

•	During 2003, the Company retired $62 million of JCP’s sinking fund debentures through mandatory payments totaling $25 million and optional sinking fund payments totaling $37 million.

•	The Company purchased approximately $17 million of JCP’s 8.25% Sinking Fund Debentures Due 2022.

•	In November 2003, the outstanding amount of JCP’s 6.125% Notes Due 2003, totaling $246 million, matured and was paid in full.

Debt Covenants

     The Company has indentures covering approximately $275 million of long-term debt that contain a financial covenant requiring the Company to have a minimum of 200% net tangible assets to senior funded indebtedness (as defined in the respective indentures). These indentures permit the Company to issue additional long-term debt if it is in compliance with the covenant. At year-end 2004, the Company’s percentage of net tangible assets to senior funded indebtedness was 302%.

7.4% Debentures Due 2037

     JCP’s $400 million 7.4% Debentures Due 2037 contained put options whereby the investors could elect to have the debentures redeemed at par on April 1, 2005. On March 1, 2005, the put option expired, and virtually all of the debentures were extended, with only $0.3 million put to the Company. Accordingly, $399.7 million was reclassified to Long-Term Debt on the January 29, 2005 Consolidated Balance Sheet and is included in the 2010-2097 category in the scheduled annual principal payments presented below.

Scheduled Annual Principal Payments on Long-Term Debt:

($ in millions)
2005	2006	2007	2008	2009	2010-2097

$459	$21	$433	$203	$––	$2,807

2004 ANNUAL REPORT	38	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

12 INTEREST EXPENSE, NET

($ in millions)	2004	2003	2002

Short-term debt	$3	$6	$4
Long-term debt	373	429	403
Short-term investments	(63)	(30)	(41)
Other, net	17	20	22
Less: Interest expense of discontinued operations(1)(2)	(97)	(164)	(162)

Total	$233	$261	$226

(1)	Includes interest expense from Mexico Department Stores of $— million, $1 million and $1 million in 2004, 2003 and 2002, respectively.

(2)	See Note 2 for an explanation of interest expense allocated to Eckerd.

13 CAPITAL STOCK

     The Company had 43,242 stockholders of record as of January 29, 2005. On a combined basis, the Company’s 401(k) savings plan, including the Company’s employee stock ownership plan (ESOP), held 30 million shares of common stock or 11% of the Company’s outstanding common stock. See Note 3 for a discussion of the Company’s ongoing common stock repurchase program.

Preferred Stock

     The Company has authorized 25 million shares of preferred stock; no shares of preferred stock were issued and outstanding as of January 29, 2005. On August 26, 2004, the Company redeemed, through conversion to common stock, all of its outstanding shares of Series B ESOP Convertible Preferred Stock (Preferred Stock), all of which were held by the Company’s Savings, Profit Sharing and Stock Ownership Plan, a 401(k) savings plan. Each holder of Preferred Stock received 20 equivalent shares of JCPenney common stock for each one share of Preferred Stock in their savings plan account. Preferred Stock shares, which are included in the diluted earnings per share calculation as appropriate, were converted into approximately nine million shares of common stock on August 26, 2004. As of January 31, 2004, 505,759 shares were issued and outstanding. Prior to redemption, cumulative dividends were paid semi-annually at an annual rate of $2.37 per common share equivalent, a yield of 7.9%.

Preferred Stock Purchase Rights

     In January 2002, the Board of Directors issued one preferred stock purchase right on each outstanding and future share of common stock. These rights entitle the holder to purchase, for each right held, 1/1000 of a share of Series A Junior Participating Preferred Stock at a price of $140. The rights are exercisable by the holder upon the occurrence of certain events and are redeemable by the Company under certain circumstances as described by the rights agreement. The rights agreement contains a three-year independent director evaluation (TIDE) provision. This TIDE feature provides that a committee of the Company’s independent directors will review the rights agreement at least every three years and, if they deem it appropriate, may recommend to the Board a modification or termination of the rights agreement.

14 ACCUMULATED OTHER COMPREHENSIVE (LOSS)/INCOME

	2004			2003
		Deferred			Deferred
	Pre-Tax	Tax Asset/	Net of Tax	Pre-Tax	Tax Asset/	Net of Tax
	Amount	(Liability)	Amount	Amount	(Liability)	Amount

Foreign currency translation adjustments(1)	$(104)	$––	$(104)	$(115)	$––	$(115)
Non-qualified plan minimum liability adjustment	(168)	66	(102)	(134)	52	(82)
Net unrealized gains on investments	115	(41)	74	92	(32)	60
Other comprehensive (loss) from discontinued operations	––	––	––	(2)	1	(1)

Accumulated other comprehensive (loss)	$(157)	$25	$(132)	$(159)	$21	$(138)

(1)	A deferred tax asset has not been established due to the historical reinvestment of earnings in the Company’s Brazilian subsidiary.

15 STOCK-BASED COMPENSATION

     In May 2001, the Company’s stockholders approved a 2001 Equity Compensation Plan (2001 Plan), which initially reserved 16 million shares of common stock for issuance, plus 1.2 million shares reserved but not subject to awards under the Company’s 1997 and 2000 equity plans. No future grants will be made under the 1997 and 2000 plans. The 2001 Plan provides for grants to associates of options to purchase the Company’s common stock, stock awards or stock appreciation rights. At January 29, 2005, 5.7 million shares of stock were available for future grants. Stock options and awards typically vest over performance periods ranging from one to five years. The number of option shares is fixed at the grant date, and the exercise price of stock options is generally set at the market price on the date of the grant.

2004 ANNUAL REPORT	39	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

The 2001 Plan does not permit awarding stock options below grant-date market value. Options have a maximum term of 10 years. Over the past three years, the Company’s annual stock option grants have averaged about 1.6% of total outstanding stock.

     The 2001 Plan also provides for grants of restricted stock awards and stock options to non-employee members of the Board of Directors. Restricted stock awards granted to such directors are not transferable until a director terminates service. The Company granted shares of common stock totaling 24,024, 36,682 and 21,266 to non-employee members of the Board of Directors in 2004, 2003 and 2002, respectively. Total expense recorded for these directors’ awards was $0.8 million, $0.7 million and $0.5 million in 2004, 2003 and 2002, respectively.

Stock Options

     At January 29, 2005, options to purchase 13.8 million shares of common stock were outstanding. If all options were exercised, common stock outstanding would increase by 5.1%. At the end of 2004, 10.8 million, or 78% of the 13.8 million outstanding options, were exercisable. Of those, 72% were “in-the-money” or had an exercise price below the closing price of $41.69 on January 29, 2005, as shown in the following schedule:

(shares in thousands, price is weighted-average exercise price)

	Exercisable			Unexercisable			Total
	Shares	%	Price	Shares	%	Price	Shares	%	Price

In-the-money	7,797	72%	$25	2,956	97%	$31	10,753	78%	$27
Out-of-the-money(1)	2,983	28%	56	95	3%	42	3,078	22%	55

Total options outstanding	10,780	100%	$33	3,051	100%	$31	13,831	100%	$33

(1)	Out-of-the-money options are those with an exercise price equal to or above the closing price of $41.69 at the end of 2004.

     A summary of stock option activity follows:

(shares in thousands, price is weighted-average exercise price)

	Outstanding		Exercisable
	Shares	Price	Shares	Price

January 26, 2002	18,690	$30	5,840	$48
Granted	4,993	20
Exercised	(610)	15
Canceled/forfeited	(806)	38

January 25, 2003	22,267	$28	14,551	$33
Granted	5,136	20
Exercised	(1,843)	17
Canceled/forfeited	(1,083)	39

January 31, 2004	24,477	$27	17,642	$30
Granted	3,365	31
Exercised	(12,835)	19
Canceled/forfeited	(1,176)	46

January 29, 2005	13,831	$33	10,780	$33

     Net cash proceeds from exercise of stock options were $248 million, $31 million and $9 million in 2004, 2003 and 2002, respectively. The related income tax benefit totaled $82 million, $4 million and $1 million in 2004, 2003 and 2002, respectively.

     The following table summarizes stock options outstanding at January 29, 2005:

(shares in thousands, price is weighted-average exercise price)

	Outstanding			Exercisable
Exercise			Remaining
Price Range	Shares	Price	Term(Years)	Shares	Price

$11-below $20	3,384	$18	6.7	3,249	$18
$20-$29	1,620	21	7.1	1,603	21
$30-$39	5,668	33	6.7	2,864	36
$40-$49	2,072	46	1.8	1,977	46
$50-$71	1,087	71	2.8	1,087	71

Total	13,831	$33	5.7	10,780	$33

     The Company follows the intrinsic value expense recognition provisions of APB No. 25 as permitted by SFAS No. 123. As a result, no compensation expense is recognized for stock options since all options granted have an exercise price equal to the market value of the underlying stock on the date of grant. As required by SFAS No. 123, the Company estimates the pro-forma effect of recording the estimated Black-Scholes fair value of stock options as expense over the vesting period. See Stock-Based Compensation in Note 1 on page 31. The Company will begin expensing stock options in fiscal 2005. See discussion under Effect of New Accounting Standards in Note 1 on page 33.

Stock Awards

     The Company awarded approximately 567,000, 364,000 and 227,000 shares of stock to employees with weighted-average grant-date fair values per share of $33.59, $19.43 and $20.09 in 2004, 2003 and 2002, respectively. Total expense recorded for restricted stock awards was $22 million, $8 million and $5 million in 2004, 2003 and 2002, respectively.

16 LEASES

     The Company conducts the major part of its operations from leased premises that include retail stores, store distribution centers, warehouses, offices and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises. Rent expense for real property operating leases totaled $238 million in 2004, $231 million in 2003 and $252 million in 2002, including contingent rent, based on sales, of $26 million, $23 million and $24 million for the three years, respectively.

     JCPenney also leases data processing equipment and other personal property under operating leases of primarily three to five years. Rent expense for personal property leases was $72 million in 2004, $80 million in 2003 and $85 million in 2002.

     In December 2003, JCP notified the third-party service providers of the six outsourced store distribution centers of its intent to terminate contracted services. On January 30, 2004, JCP purchased the equipment of four of the outsourced store distribution centers for $34 million. In accordance with the related service contracts, JCP assumed approximately $115 million of the building and remaining equipment leases during 2004. Accordingly, the table below includes these lease obligations.

2004 ANNUAL REPORT	40	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

     As of January 29, 2005, future minimum lease payments for non-cancelable operating and capital leases were:

($ in millions)	Operating	Capital

2005	$226	$10
2006	185	17
2007	149	5
2008	130	3
2009	110	––
Thereafter	397	—

Total minimum lease payments	$1,197	$35

Present value	$711	$31
Weighted-average interest rate	9.0%	5.3%

     In connection with recent guidance issued by the Securities and Exchange Commission, the Company reviewed its lease accounting practices. As a result of this review, a cumulative pre-tax expense adjustment of $8 million was recorded, $3 million of which related to recognizing rent on a straight-line basis over the lease term. The remaining $5 million was to synchronize depreciation periods for fixed assets with the related lease terms. The impact for prior years was not material. In addition, the Company recorded a $111 million balance sheet adjustment at January 29, 2005 to increase Property and Equipment, Net and establish a deferred rent liability, included in Other Liabilities in the Company’s Consolidated Balance Sheet, for the unamortized balance of developer/tenant allowances.

17 RETIREMENT BENEFIT PLANS

     The Company provides retirement and other postretirement benefits to substantially all employees (associates). Associates hired or rehired on or after January 1, 2002 are not eligible for retiree medical or dental coverage. Retirement benefits are an important part of the Company’s total compensation and benefits program designed to attract and retain qualified and talented associates. The Company’s retirement benefit plans consist of a non-contributory qualified pension plan (primary pension plan), non-contributory supplemental retirement and deferred compensation plans for certain management associates, a 1997 voluntary early retirement program, a contributory medical and dental plan and a 401(k) and employee stock ownership plan. Total Company expense for all retirement-related benefit plans was $167 million, $207 million and $106 million in 2004, 2003 and 2002, respectively. These plans are described in more detail below. See Management’s Discussion and Analysis under Critical Accounting Policies on pages 19-21 for additional discussion of the Company’s defined benefit pension plan and Note 1 on pages 30-31 for the Company’s accounting policies regarding retirement-related benefits.

Defined Benefit Retirement Plans Primary Pension Plan — Funded

     The Company and certain of its subsidiaries provide a non-contributory pension plan to associates who have completed at least 1,000 hours of service, generally in a 12-consecutive-month period and have attained age 21. The plan is funded by Company contributions to a trust fund, which is held for the sole benefit of participants and beneficiaries. Participants generally become 100% vested in the plan after five years of employment or at age 65. Pension benefits are calculated based on an associate’s average final pay, an average of the social security wage base, and the associate’s credited service (up to 35 years), as defined in the plan document.

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

Expense for Defined Benefit Retirement Plans — Expense is based upon the annual service cost of benefits (the actuarial cost of benefits attributed to a period) and the interest cost on plan liabilities, less the expected return on plan assets for the primary pension plan. Differences in actual experience in relation to assumptions are not recognized immediately but are deferred and amortized over the average remaining service period. The components of net periodic pension expense were as follows:

Primary Pension Plan Expense

($ in millions)	2004	2003	2002

Service costs	$87	$75	$71
Interest costs	203	195	187
Projected return on assets	(305)	(249)	(274)
Net amortization	97	109	40

Net periodic pension plan expense	$82	$130	$24

Supplemental Plans Expense

($ in millions)	2004	2003	2002

Service costs	$––	$3	$2
Interest costs	25	23	19
Net amortization	13	8	9
Curtailment loss	3	––	––

Net supplemental plans expense	$41	$34	$30

Assumptions — The weighted-average actuarial assumptions used to determine expense for 2004, 2003 and 2002 were as follows:

	2004	2003	2002

Discount rate	6.35%	7.10%	7.25%
Expected return on plan assets	8.9%	8.9%	9.5%
Salary increase	4.0%	4.0%	4.0%

2004 ANNUAL REPORT	41	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

     The discount rate used to measure pension expense each year is the rate as of the beginning of the year (i.e., the prior measurement date). The discount rate is based on a portfolio of high-quality corporate bonds with similar average cash flow durations to the pension liability. The rate as of the end of 2004, which will be used to measure 2005 pension expense, was reduced to 5.85%. The expected return on plan assets is based on the plan’s long-term asset allocation policy, historical returns for plan assets and overall capital market returns, taking into account current and expected market conditions. Given lower asset returns over the 2000-2002 period and lower expected future returns, the Company lowered the expected rate of return on plan assets from 9.5% to 8.9% as of October 31, 2002, which was used to develop the pension expense for 2003 and 2004. The combination of assumption changes and poor investment returns in 2002 and 2001 resulted in an increase in 2003 pension expense of $106 million. Subsequent improvements in investment returns in 2003 combined with the Company’s contribution of $300 million pre-tax led to a decrease in pension expense of $48 million in 2004.

Funded Status — The table below provides a reconciliation of benefit obligations, plan assets and the funded status of the defined benefit pension and supplemental retirement plans. The projected benefit obligation (PBO) is the present value of benefits earned to date by plan participants, including the effect of assumed future salary increases. Assets used in calculating the funded status are measured at fair value at October 31 (the plan’s measurement date).

Assets and Obligations

	Pension Plans		Supplemental Plans
($ in millions)	2004	2003	2004	2003

Change in PBO
Beginning of year	$3,302	$2,839	$405	$339
Service and interest costs	290	270	25	26
Actuarial loss	344	379	53	67
Benefits (paid)(1)	(205)	(186)	(28)	(27)

End of year	$3,731	$3,302	$455	$405

Change in fair value of plan assets
Beginning of year	$3,523	$2,886	$—	$—
Company contributions	300	300	28	27
Actual return on assets	383	523	—	—
Benefits (paid)(1)	(205)	(186)	(28)	(27)

End of year	$4,001	$3,523	$—	$—

Funded status of plan
Excess of fair value over projected benefits	$270	$221	$(455)	$(405)
Unrecognized losses and prior service cost	1,268	1,099	261 (2)	177 (2)

Prepaid pension
cost/(accrued liability)	$1,538	$1,320	$(194)	$(228)

(1)	Does not include plan administrative expenses.

(2)	Includes fourth quarter Company contributions of approximately $56 million and $9 million in 2004 and 2003, respectively.

     In the reconciliation of the fair value of plan assets, the actual return on net assets of $383 million in 2004, which is net of plan administrative expenses, was due to continued improvement in capital market returns in 2004 following the market rebound in 2003. The actual one-year return on pension plan assets at the October 31 measurement date in 2004 and 2003 was 11.7% and 19.5%, respectively.

     The unrecognized losses, including prior service cost, of $1,268 million will be amortized, subject to a corridor as permitted under SFAS No. 87, as pension expense over the average remaining service period of the covered workforce. Such amortization, included in total pension expense, will reduce the prepaid pension cost.

Assumptions to Determine Obligations — The weighted-average actuarial assumptions used to determine benefit obligations at the October 31 measurement dates were as follows:

	2004	2003	2002

Discount rate	5.85%	6.35%	7.10%
Salary progression rate	4.0%	4.0%	4.0%

For purposes of estimating demographic mortality in the measurement of the Company’s pension obligation, as of October 31, 2004, the Company began using the Retirement Plans 2000 Table of Combined Healthy Lives, projected to 2005, using Scale AA to forecast mortality improvements five years into the future to 2005. Previously, the Company had utilized the 1983 Group Annuity Mortality Table, which it continues to use for calculating funding requirements based on Internal Revenue Service regulations.

Accumulated Benefit Obligation (ABO) — The ABO is the present value of benefits earned to date, assuming no future salary growth. The ABO for the Company’s primary pension plan was $3.4 billion and $3.0 billion as of October 31, 2004 and 2003, respectively. Plan assets of $4.0 billion for the primary pension plan exceeded the ABO by approximately $0.6 billion, due to total cash contributions of $600 million made to the plan during 2004 and 2003, combined with strong asset returns in 2004 and 2003. The ABO for the Company’s unfunded supplemental pension plans was $419 million and $372 million as of October 31, 2004 and 2003, respectively. The unfunded ABO for the supplemental plans exceeded the recorded liability at year-end 2004 by $169 million, which required an additional minimum liability adjustment. See further discussion below.

Additional Minimum Liability — At the measurement date of October 31, the fair value of pension plan assets in the primary pension plan exceeded both the PBO and the ABO. Therefore, the Company was not required to reflect a minimum liability adjustment under SFAS No. 87, which would have removed the prepaid pension cost (asset) of $1.5 billion with the offset of approximately $0.9 billion, net of taxes, charged against stockholders’ equity. Prepaid Pension on the Company’s Consolidated Balance Sheet as of year-end 2004 represents pension funding in excess of pension expense recognized through the Consolidated Statement of Operations. The prepaid pension cost has accumulated from the inception of the pension plan in 1966, principally as a result of the Company’s policy to target a funded ratio in the range of 110% to 130%.

     As a result of the weakness in the global equity markets over the 2000-2002 timeframe, the pension surplus of the defined benefit pension plan declined from approximately $1.2 billion in 2000 to a surplus of $45 million at the measurement date in 2002. With the

2004 ANNUAL REPORT	42	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

strong return on plan assets in 2003 and continued improvement in 2004, this surplus increased to $221 million at the 2003 measurement date and $270 million at the 2004 measurement date.

A minimum liability adjustment for the supplemental retirement plans was required again in 2004 due to the ABO exceeding the recorded liability. In addition to the accrued liability for the supplemental retirement plans, the additional minimum liability balance was $169 million and $134 million in 2004 and 2003, respectively. Of the $169 million balance for 2004, approximately $1 million was reflected as an intangible asset due to unrecognized prior service cost. For the remaining increase from the prior year, a charge was recorded to stockholders’ equity, net of income tax benefits, as a component of other comprehensive loss in the amount of approximately $20 million. This adjustment does not impact current year earnings or the funding requirements of the plan. See the Consolidated Statements of Stockholders’ Equity for the charge included in Other Comprehensive Income for each year.

Plan Assets

     The fair value of pension plan assets as of October 31, 2004 and 2003, by asset category as a percent of total, and target allocation ranges are as follows:

		Plan Assets
	Target	October 31,	October 31,
Asset Category	Allocation Ranges	2004	2003

Equity securities	65% - 75%	65%	62	%(1)
Debt securities	15% - 25%	20%	20%
Real estate	5% - 15%	9%	9%
Cash and other(1)	0% - 5%	6%	9%

Total		100%	100%

(1)	Cash investments exceeded the targeted range at both October 31, 2004 and 2003, and equity securities were less than the targeted range temporarily at October 31, 2003, due to the timing of contributions relative to investments made in equity and fixed income securities.

Asset Allocation Strategy — The Company’s investment strategy is designed to provide a rate of return that, over the long term, increases the ratio of plan assets to liabilities by maximizing investment return on assets, at an appropriate level of volatility risk. The plan’s asset portfolio is actively managed and invested primarily in equity securities, which have historically provided higher returns than debt portfolios, balanced with fixed income (i.e., debt securities) and other asset classes to maintain an efficient risk/return diversification profile. This strategy allows the pension plan to serve as a funding vehicle to secure benefits for Company associates, while at the same time being cost effective to the Company. The risk of loss in the plan’s equity portfolio is mitigated by investing in a broad range of equity types. Equity diversification includes large-capitalization and small-capitalization companies, growth-oriented and value-oriented investments and U.S. and non-U.S. securities. Investment types, including high-yield versus investment-grade debt securities, illiquid assets such as real estate, the use of derivatives and Company securities are set forth in written guidelines established for each investment manager and monitored by the Company. Direct investments in JCPenney securities are not permitted, even though ERISA rules allow such investments up to 10% of a plan’s assets. The plan’s asset allocation policy is designed to meet the plan’s future pension benefit obligations. The policy is periodically reviewed and rebalanced if necessary to ensure that the mix continues to be appropriate relative to established targets and ranges.

     The Company has an internal Benefit Plans Investment Committee, consisting of senior executives, who have established and oversee risk management practices associated with the management of the plan’s assets. Key risk management practices include having an established and broad decision-making framework in place, focused on long-term plan objectives. This framework consists of the Company and various third parties, including investment managers, an investment consultant, an actuary and a trustee/custodian. The funded status of the plan is monitored with updated market and liability information at least annually. Actual asset allocations are monitored monthly and rebalancing actions are executed at least quarterly, if needed. To manage the risk associated with an actively managed portfolio, the Company reviews each manager’s portfolio on a quarterly basis and has written manager guidelines in place, which are adjusted as necessary to ensure appropriate diversification levels. Also, annual audits of the investment managers are conducted by independent auditors. Finally, to minimize operational risk, the Company utilizes a master custodian for all plan assets, and each investment manager reconciles its account with the custodian at least quarterly.

Other Postretirement Benefits

     The Company provides medical and dental benefits to retirees based on age and years of service. Benefits under these plans are paid through a voluntary employees beneficiary association trust; however, this is not considered to be a prefunding arrangement under SFAS No. 106. The Company provides a defined dollar commitment toward retiree medical premiums. In 2001, the Company amended these plans to freeze eligibility for retiree coverage and to further reduce and limit the Company’s contributions toward premiums. These changes were accounted for as a negative plan amendment in accordance with SFAS No. 106. Accordingly, the effects of reducing eligibility and Company contributions toward retiree premiums are being amortized over the remaining years of service to eligibility of the active plan participants. The decrease in the other postretirement expense presented in the table below is due to declining participant enrollments in the plan.

Medicare Reform Act — The Company’s accumulated post-retirement benefit obligation (APBO) and net cost recognized for other postretirement plans do not reflect the effects of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Act) passed in December 2003. The provisions of the Act provide for a federal subsidy for plans that provide prescription drug benefits and meet certain qualifications. Specific authoritative guidance on the accounting for the federal subsidy was issued in January 2005, and its impact on the Company’s actuarially determined APBO and net cost for other postretirement benefit plans is currently being evaluated. Due to the cap on Company contributions, the potential effects of the Act are not expected to have a material effect on the Company’s consolidated financial statements. There was no impact on 2003 or 2002 since the measurement dates for the Company’s other postretirement benefit plans were October 31, 2003 and 2002, respectively, which were prior to the date the Act was passed.

Postretirement (Income)/Expense

($ in millions )	2004	2003	2002

Service costs	$3	$3	$3
Interest costs	11	13	16
Net amortization	(22)	(20)	(16)

Net periodic postretirement benefit (income)/expense	$(8)	$(4)	$3

2004 ANNUAL REPORT	43	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

     The discount rates used for the postretirement plan are the same as those used for the defined benefit plans, as disclosed on pages 41-42, for all periods presented. Changes in the postretirement benefit obligation are as follows:

Postretirement Benefit Obligation

($ in millions)	2004	2003

Benefit obligation, beginning of year	$171	$186
Service and interest cost	14	16
Participant contributions	33	37
Transfer of liability from Eckerd plan	1	––
Actuarial (gain)	(28)	(27)
Gross benefits paid	(42)	(41)

Net postretirement obligation	$149	$171

     The Company’s postretirement benefit plans were amended in 2001 to reduce and cap the per capita dollar amount of the benefit costs that would be paid by the Company. Thus, changes in the assumed or actual health care cost trend rates do not materially affect the APBO or the Company’s annual expense.

Cash Contributions

     Although no additional funding was required under ERISA, the Company made voluntary contributions of $300 million, or $190 million after tax, to its pension plan in October of 2004 and 2003.

     For the qualified pension plan, the Company does not expect to be required to make a contribution in 2005 under ERISA. It may decide to make a discretionary contribution, however, depending on market conditions and the resulting funded position of the plan. The Company’s policy with respect to funding the qualified plan is to fund at least the minimum required by ERISA of 1974, as amended, and not more than the maximum amount deductible for tax purposes. The Company does not currently have minimum funding requirements, as set forth in employee benefit and tax laws. All contributions made to the funded pension plan for 2004 and 2003 were voluntary.

     Company payments to the unfunded non-qualified supplemental retirement plans are equal to the amount of benefit payments made to retirees throughout the year and for 2005 are anticipated to be approximately $61 million. The expected contributions for 2005 to 2008 have increased compared to those in recent years due to a December 2003 amendment to these plans that allowed participants a one-time irrevocable election to receive remaining unpaid benefits over a five-year period in equal annual installments.

     All other postretirement benefit plans are not funded and are not subject to any minimum regulatory funding requirements. The Company estimates the 2005 postretirement plan payments will approximate $14 million, representing the Company’s defined dollar contributions toward medical coverage.

Estimated Future Benefit Payments

	Primary		Other
	Pension Plan	Supplemental	Postretirement
($ in millions)	Benefits(1)	Plan Benefits(1)	Benefits(1)	Total(1)

2005	$210	$61	$14	$285

2006	219	63	13	295

2007	229	65	13	307

2008	239	68	13	320

2009	250	19	13	282

2010-2014	1,412	99	63	1,574

(1)	Does not include plan expenses.

Defined Contribution Plans

     The Company’s Savings, Profit-Sharing and Stock Ownership Plan is a defined contribution plan available to all eligible associates of the Company and certain subsidiaries. Associates who have completed at least 1,000 hours of service within an eligibility period (generally 12 consecutive months) and have attained age 21 are eligible to participate in the plan. Vesting of Company contributions occurs over a five-year period. The Company contributes to the plan an amount equal to 4.5% of the Company’s available profits, as well as discretionary contributions designed to generate a competitive level of benefits. Total Company contributions for 2004 and 2003 were $47 million and $45 million, respectively, of which $19 million was a discretionary contribution in 2003. Associates have the option of reinvesting matching contributions made in Company stock into a variety of investment options, primarily mutual funds. In addition, the Company has Mirror Savings Plans, which are offered to certain management associates.

     Total Company expense for defined contribution plans, including the Mirror Plans, for 2004, 2003 and 2002 was $52 million, $47 million and $49 million, respectively.

18	REAL ESTATE AND OTHER EXPENSE/(INCOME)

($ in millions)	2004	2003	2002

Real estate activities	$(30)	$(28)	$(25)
Net gains from sale of real estate	(8)	(51)	(16)
Asset impairments, PVOL and other unit closing costs	19	57	75
Management transition costs	29	––	––
Other	2	5	25

Total	$12	$(17)	$59

Real Estate Activities and Net Gains from Sale of Real Estate

     Real estate activities consist of operating income for the Company’s real estate subsidiaries. The Company recognized net gains on the sale of facilities that were no longer being used in Company operations and income from investments in real estate partnerships.

Asset Impairments, PVOL and Other Unit Closing Costs

     In 2004, the Company recorded charges of $19 million for asset impairments, present value of operating lease obligations (PVOL) and other unit closing costs. These costs consisted of $12 million of asset impairments and $7 million of unit closing costs related primarily to remaining lease obligations.

     In 2003, the Company recorded charges of $57 million for asset impairments, PVOL and other unit closing costs. These costs consisted of $22 million of accelerated depreciation for Catalog facilities closed in the second quarter of 2003, $26 million of asset impairments and $9 million of unit closing costs related primarily to remaining lease obligations and other.

     The Company recorded charges of $75 million in 2002 related primarily to asset impairments and PVOL for certain department stores, catalog and other facilities. The impairment charges resulted from the Company’s ongoing process of evaluating the productivity of its asset base.

2004 ANNUAL REPORT	44	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

Management Transition Costs

     In 2004, the Company recorded a $29 million charge related to the previously announced senior management transition.

Other

     Other expenses in 2002 included operating losses of $10 million related to third-party fulfillment operations that were discontinued in 2002.

19	INCOME TAXES

     Deferred tax assets and liabilities reflected in the accompanying Consolidated Balance Sheets were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities from continuing operations as of January 29, 2005 and January 31, 2004 were comprised of the following:

	2004			2003
	Deferred Tax		Deferred Tax	Deferred Tax	Deferred Tax
($ in millions)	Assets		(Liabilities)	Assets	(Liabilities)

Current
Discontinued operations-Eckerd	$86		$––	$––	$(875)
Accrued vacation pay	47		––	51	––
Inventories	17		––	––	(102)
Closed unit reserves	1		––	8	––
Other(1)	67		(55)	35	(60)

Total current	$218		$(55)	$94	$(1,037)

Net current assets/ (liabilities)	$163	(3)			$(943)

Non-current
Depreciation and amortization	$––		$(921)	$––	$(886)
Prepaid pension	––		(629)	––	(539)
Pension and other retiree obligations	261		––	267	––
Leveraged leases	––		(273)	––	(280)
State taxes and net operating losses	149		––	164	––
Workers’ compensation/ general liability	92		––	83	––
Discontinued operations- Eckerd	44		––	––	––
Closed unit reserves	8		––	11	––
Other(2)	107		(54)	122	(51)

Total noncurrent	$661		(1,877)	$647	$(1,756)
Valuation allowance	(102)		––	(108)	––

Net noncurrent (liabilities)			$(1,318)		$(1,217)

Total net deferred tax (liabilities)			$(1,155)		$(2,160)

(1)	Other current deferred tax assets include tax items related to gift cards and accruals for sales returns and allowances. Other current deferred tax liabilities include tax items related to property taxes and prepaid expenses.

(2)	Other noncurrent deferred tax assets include tax items related to deferred compensation and environmental cleanup costs. Other noncurrent deferred tax liabilities include tax items related to unrealized gain/loss and original issue discount.

(3)	A current deferred tax asset of $163 million is included in Receivables in the Company’s 2004 Consolidated Balance Sheet.

     At the end of 2003, the Company established an estimated current deferred tax liability of $875 million based on the pending sale of Eckerd. In accordance with SFAS No. 109, a tax liability for the excess of the financial reporting basis over the outside tax basis of an investment in a subsidiary shall be recognized when it is apparent that the temporary difference will reverse in the foreseeable future. This criteria was met as of year-end 2003 with Eckerd classified as a discontinued operation. Upon completion of the sale of the Eckerd operations in July 2004, this current deferred tax liability was reclassified to income taxes payable. Subsequent to the close of the sale, the Company made payments totaling $822 million in relation to these tax liabilities.

     Deferred tax assets are evaluated for recoverability based on estimated future taxable income. The character and nature of future taxable income may not allow the Company to realize certain tax benefits of state net operating losses (NOLs) within the prescribed carryforward period. Accordingly, a valuation allowance has been established for the amount of deferred tax assets generated by state NOLs that may not be realized.

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

     Income tax expense for continuing operations is as follows:

Income Tax Expense for Continuing Operations

($ in millions)	2004	2003	2002

Current
Federal and foreign	$340	$40	$22
State and local	14	5	13

	354	45	35

Deferred
Federal and foreign	(8)	126	90
State and local	7	11	5

	(1)	137	95

Total	$353	$182	$130

     A reconciliation of the statutory federal income tax rate to the effective rate for continuing operations is as follows:

Reconciliation of Tax Rates for Continuing Operations

(percent of pre-tax income)	2004	2003	2002

Federal income tax at statutory rate	35.0%	35.0%	35.0%
State and local income tax, less federal income tax benefit	1.3	2.1	2.8
Tax effect of dividends on ESOP shares	(1.0)	(2.6)	(6.0)
Other permanent differences and credits	(0.6)	(1.3)	(0.3)

Effective tax rate for continuing operations	34.7%	33.2%	31.5%

2004 ANNUAL REPORT	45	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

     The overall tax rates for continuing operations were 34.7%, 33.2% and 31.5% for 2004, 2003 and 2002, respectively. The income tax rate was lower in 2002 than it otherwise would have been because of the tax law change allowing the deductibility of all dividends paid to the Company’s savings plan, with a one-time provision to include certain of the prior year’s dividends with the 2002 deduction.

20	LITIGATION, OTHER CONTINGENCIES AND GUARANTEES

     The Company is subject to various legal and governmental proceedings involving routine litigation incidental to its business, including being a co-defendant in a class action lawsuit involving the sale of insurance products by a former Company subsidiary. Reserves have been established based on management’s best estimates of the Company’s potential liability in certain of these matters. These estimates have been developed in consultation with in-house and outside counsel. While no assurance can be given as to the ultimate outcome of these matters, management currently believes that the final resolution of these actions, individually or in the aggregate, will not have a material adverse effect on the results of operations, financial position, liquidity or capital resources of the Company.

     In 2002, management engaged an independent engineering firm to evaluate the Company’s established reserves for potential environmental liability associated with facilities, most of which the Company no longer owns or operates. Funds spent to remedy these sites are charged against such reserves. A range of possible loss exposure was developed and the reserve was increased in 2002 to an amount that the Company continues to believe is adequate to cover estimated potential liabilities.

     As part of the Eckerd sale agreements, the Company retained responsibility to remediate environmental conditions that existed at the time of the sale of Eckerd properties. At closing, the Company recorded a reserve based on management’s preliminary analysis of the costs to remediate environmental conditions that are considered probable and review of management’s analysis by an outside consultant. This reserve is included in the reserves for discontinued operations presented in Note 8.

     In relation to the sale of the Eckerd operations, as of January 29, 2005, the Company has guarantees of approximately $28 million for certain personal property leases assumed by the purchasers of Eckerd, which were previously reported as operating leases. Currently, management does not believe that any potential financial exposure related to these guarantees would have a material impact on the Company’s financial position or results of operations. Additionally, the Company has guarantees of approximately $10 million related to certain leases for stores that were sold in 2003, which are recorded in Accrued Expenses and Other.

     JCP, through JCP Realty, Inc., a wholly owned subsidiary, has investments in 14 partnerships that own regional mall properties, six as general partner and eight as limited partner. JCP’s potential exposure to risk is greater in partnerships in which it is a general partner. Mortgages on the six general partnerships total approximately $324 million; however, the estimated market value of the underlying properties is approximately $610 million. These mort gages are non-recourse to JCP, so any financial exposure is minimal. In addition, the subsidiary has guaranteed loans totaling approximately $18 million related to an investment in a real estate investment trust. The estimated market value of the underlying properties significantly exceeds the outstanding mortgage loans, and the loan guarantee to market value ratio is less than 4% as January 29, 2005. In the event of possible default, the creditors would recover first from the proceeds of the sale of the properties, next from the general partner, then from other guarantors before JCP’s guarantee would be invoked. As a result, management does not believe that any potential financial exposure related to this guarantee would have a material impact on the Company’s financial position or results of operations.

     As part of the 2001 DMS asset sale, JCP signed a guarantee agreement with a maximum exposure of $20 million. Any potential claims or losses are first recovered from established reserves, then from the purchaser and finally from any state insurance guarantee fund before JCP’s guarantee would be invoked. As a result, management does not believe that any potential exposure would have a material effect on the Company’s consolidated financial statements.

21	SUBSEQUENT EVENTS

Put Option Debentures

     On March 1, 2005, the put option on JCP’s $400 million 7.4% Debentures Due 2037 expired. Virtually all of the debentures were extended to the stated 2037 maturity date, with only $0.3 million put to the Company. Accordingly, $399.7 million is classified as Long Term Debt on the January 29, 2005 Consolidated Balance Sheet.

2005 Capital Structure Repositioning Program

     On March 18, 2005, the JCPenney Board of Directors approved a new $1 billion capital structure repositioning program, which consists of $750 million of additional common stock repurchases and $250 million purchases of debt in the open market. The 2005 pro gram is expected to be funded with existing cash and short-term investments.

Credit Facility

     The Company expects to close on a new $1.2 billion revolving credit facility in April 2005. The new bank line of credit will have a five-year term and no pledge of collateral, and will replace the current $1.5 billion bank line that includes a pledge of inventory as collateral and is scheduled to expire in May 2005. The dollar amount of the credit facility is being decreased due to the sale of Eckerd.

2004 ANNUAL REPORT	46	J.C. PENNEY COMPANY, INC.

Notes to the Consolidated Financial Statements

Common Stock Repurchases

     From January 30, 2005 through March 18, 2005, the Company repurchased an additional 1.7 million shares of common stock at a cost of approximately $82 million, bringing the total repurchases for the 2004 Capital Structure Repositioning Program to date up to 51.8 million shares at a cost of approximately $2,034 million. This represents approximately 68% of the total planned common stock repurchases under this program.

2005 Equity Compensation Plan

     In February 2005, the Company’s Board of Directors approved the 2005 Equity Compensation Plan (2005 Plan), which, if approved by the Company’s stockholders at the May 2005 Annual Meeting, will reserve 14.4 million shares of common stock for issuance to certain associates and non-employee directors, plus 2.8 million shares reserved but not subject to awards under the 2001 Plan. Further description of the 2005 Plan can be found in the 2005 J. C. Penney Company, Inc. Notice of Annual Meeting and Proxy Statement.

2004 ANNUAL REPORT	47	J.C. PENNEY COMPANY, INC.

QUARTERLY DATA (UNAUDITED)

	First		Second		Third		Fourth
($ in millions, except per share data)	2004	2003	2004	2003	2004	2003	2004		2003(2)

Retail sales, net	$4,033	$3,711	$3,857	$3,645	$4,461	$4,332	$6,073		$6,098
Gross margin	1,615	1,456	1,443	1,310	1,821	1,666	2,260		2,188
SG&A expenses	1,386	1,372	1,287	1,257	1,475	1,458	1,679	(3)	1,743

Operating profit	229	84	156	53	346	208	581		445
Income/(loss) from continuing operations	118	20	72	(3)	149	94	328		253
Discontinued operations	(77)	41	(71)	3	––	(14)	5		(1,322)

Net income/(loss)	$41	$61	$1	$––	$149	$80	$333		$(1,069)

Earnings/(loss) per common share, diluted(1):
Continuing operations	$0.38	$0.05	$0.23	$(0.03)	$0.50	$0.31	$1.16		$0.83
Discontinued operations	(0.25)	0.15	(0.25)	0.01	––	(0.04)	0.01		(4.25)

Net income/(loss)	$0.13	$0.20	$(0.02)	$(0.02)	$0.50	$0.27	$1.17		$(3.42)

(1)	Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

(2)	Represents 14 weeks.

(3)	Includes a cumulative pre-tax expense adjustment of $8 million related to lease accounting.

2004 ANNUAL REPORT	48	J.C. PENNEY COMPANY, INC.

FIVE-YEAR FINANCIAL AND OPERATIONS SUMMARY (UNAUDITED)

(in millions, except per share, store count and per
gross square foot data)	2004	2003	2002	2001	2000

FINANCIAL SUMMARY
Results for the year
Retail sales, net	$18,424	$17,786	$17,633	$18,092	$18,693
Sales percent increase/(decrease)
Total department store sales	5.0% (1)	(0.6)% (1)	1.9%	1.5%	(3.1)%
Comparable department store sales(2)	5.0%	0.9%	2.7%	3.4%	(2.3)%
Catalog/Internet sales	3.3% (3)	1.5% (3)	(22.0)%	(19.7)%	(2.7)%
Income/(loss) from continuing operations	667	364	285	182	(175)
Ratios as a percent of sales:
Gross margin	38.7%	37.2%	35.9%	33.6%	31.8%
SG&A	31.6%	32.8%	32.0%	30.5%	30.5%
Operating profit	7.1%	4.4%	3.9%	3.1%	1.3%
Return on beginning stockholders’ equity – continuing operations	12.3%	5.7%	4.7%	2.9%	(2.4)%
Per common share
Income/(loss) from continuing operations(4)	$2.23	$1.21	$0.95	$0.57	$(0.79)
Dividends	0.50	0.50	0.50	0.50	0.825
Stockholders’ equity	17.89	19.08	22.78	22.20	22.68
Financial position
Capital expenditures	$412	$373	$315	$315	$355
Total assets	14,127	18,300	17,787	17,993	19,767
Long-term debt, including current maturities(5)	3,923	5,356	5,173	6,060	5,657
Stockholders’ equity	4,856	5,425	6,370	6,129	6,259
Other
Common shares outstanding at end of year	271	274	269	264	263
Weighted-average common shares:
Basic	279	272	267	263	262
Diluted	307	297	293	267	262

OPERATIONS SUMMARY
Number of department stores:
JCPenney Department Stores
Beginning of year	1,020	1,043	1,069	1,108	1,141
Openings	14	6	3	10	9
Closings	(17)	(29)	(29)	(49)	(42)

End of year	1,017	1,020	1,043	1,069	1,108
Renner Department Stores	62	58	54	54	49

Total Department Stores	1,079	1,078	1,097	1,123	1,157
Gross selling space (square feet in millions)	103.9	103.6	105.6	108.3	112.3
Sales	$15,685	$15,088	$15,020	$14,743	$14,520
Sales per gross square foot(6)	150	143	140	135	128

Number of Catalog units:
Department stores	1,012	1,015	1,036	1,068	1,107
Third-party merchants, outlet stores, freestanding sales centers and other	470	524	523	546	600

Total Catalog units	1,482	1,539	1,559	1,614	1,707
Total Catalog/Internet sales	$2,739	$2,698	$2,613	$3,349	$4,173

Number of employees at end of year (in thousands)(7)	151	151	161	166	193

(1)	Excludes the effect of the 53rd week in 2003. Including sales of $152 million for the 53rd week in 2003, total department store sales increased 4.0% and 0.5% for 2004 and 2003, respectively.

(2)	Comparable store sales include the sales of stores after having been open for 12 full consecutive fiscal months. New and relocated stores become comparable on the first day of the 13th full fiscal month. Comparable store sales are presented on a 52-week basis.

(3)	Excludes the effect of the 53rd week in 2003. Including sales of $46 million for the 53rd week in 2003, total Catalog/Internet sales increased 1.5% and 3.3% for 2004 and 2003, respectively.

(4)	Calculation excludes the effects of anti-dilutive common stock equivalents.

(5)	Includes capital lease obligations and other.

(6)	Calculation includes the sales of stores that were open for a full year as of each year end. The 2003 calculation excludes sales of the 53rd week.

(7)	Includes part-time and full-time employees.

2004 ANNUAL REPORT	49	J.C. PENNEY COMPANY, INC.

CORPORATE GOVERNANCE

     The Company shares its stockholders’ interest in matters of corporate governance, and is, and for many years has been, committed to assuring that the Company is managed in a way that is fair to all its stockholders and that allows its stockholders to maximize the value of their investment by participating in the present and future growth of JCPenney. The Corporate Governance Committee of the Board of Directors continually reviews developments in the governance area as they affect relations between the Company and its stockholders and makes recommendations to the full Board regarding such issues. A complete listing of the Company’s corporate governance guidelines is available online at www.jcpenney.net.

Certifications

     The Company submitted a Section 12(a) CEO Certification to the New York Stock Exchange in 2004. The Company filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to its 2004 Annual Report on Form 10-K.

Independent Board of Directors

     In keeping with its long-standing practice, the Company’s Board continues to be an independent board. Nominees for directors are selected by a committee composed entirely of directors who are not Company employees. The wide diversity of expertise, experience and achievements that the directors possess in business, investments, large organizations and public affairs allows the Board to most effectively represent the interests of all the Company’s stockholders.

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

Executive Compensation Set by Independent Directors

     A significant portion of the cash compensation received by the Company’s executive officers consists of performance incentive compensation payments derived from compensation plan Values.” The amounts of these plan values are directly related to the sales and earnings of the Company and, consequently, vary from year to year based upon Company performance. The total compensation package for the Company’s executive officers is set by the Human Resources and Compensation Committee, which is composed entirely of independent directors and which receives the advice of independent outside consultants. Please refer to the Company’s 2005 Proxy Statement for a report from the Company’s Human Resources and Compensation Committee describing how compensation determinations are made.

Confidential Voting

     The Company has a long-standing confidential voting policy. Under this policy, all proxy (voting instruction) cards, ballots and vote tabulations, including telephone and Internet voting records, that identify the particular vote of a stockholder, are kept secret from the Company, its directors, officers and employees. Proxies are returned directly to the tabulator, who receives and tabulates the proxies. The final tabulation is inspected by inspectors of election who are independent of the Company, its directors, officers and employees. The identity and vote of a stockholder is not disclosed to the Company, its directors, officers or employees, or any third party except: (1) to allow the independent election inspectors to certify the results of the vote; (2) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company; (3) in the event of a proxy solicitation based on an opposition proxy statement filed, or required to be filed, with the Securities and Exchange Commission; or (4) in the event a stockholder has made a written comment on such material.

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

Diversity

     JCPenney has been a corporate member of the National Minority Supplier Development Council (NMSDC) since 1972 and continues to invest in the NMSDC’s Business Consortium Fund, which makes loans to minority-owned businesses. The Company is a founding member of the Women’s Business Enterprise National Council. In 2004, the Company’s purchases from minority-owned and women-owned businesses totaled $430 million and $218 million, respectively.

Environmental Affairs

     The Company’s commitment to doing business in a responsible manner includes a determination to make environmental, health and safety considerations an important factor in corporate decision-making and policy. Copies of “Matters of Principle: JCPenney and Environmental Responsibility” may be obtained as indicated on the inside back cover of this Annual Report.

2 0 0 4 A N N U A L R E P O R T	50	J. C. P E N N E Y C O M P A N Y, I N C.